As filed with the Securities and Exchange Commission on May 11, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ERICKSON AIR-CRANE INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3720 (Primary Standard Industrial Classification Code Number)	93-1307561 (I.R.S. Employer Identification Number)

5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239
(503) 505-5800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239
(503) 505-5800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
John J. Halle, Esq. James M. Kearney, Esq. Stoel Rives LLP 900 SW Fifth Ave., Ste. 2600 Portland, Oregon 97204 Tel: (503) 224-3380 Fax: (503) 220-2480	Joel S. Klaperman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.0001 par value	$75,000,000	$5,347.50

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover the overallotment.

(2)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

                The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,
Preliminary Prospectus dated May 11, 2010

PROSPECTUS

Shares

Erickson Air-Crane Incorporated

Common Stock

              This is Erickson Air-Crane Incorporated's initial public offering. We are selling                        shares of our common stock.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol "EAC."

              Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

              The selling stockholders named in this prospectus have granted the underwriters an option to purchase up to an additional                        shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover overallotments, if any, within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders, if any; however, we will pay all the expenses on behalf of the selling stockholders in connection with the offering other than the underwriting discounts and commissions payable by the selling stockholders.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The underwriters expect to deliver the shares on or about                        , 2010.

BofA Merrill Lynch	Stifel Nicolaus

Gleacher & Company

The date of this prospectus is                        , 2010.

              Neither we, the underwriters, nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the underwriters, nor the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

              Erickson Air-Crane Incorporated, our logo, and other trademarks mentioned in this prospectus are the property of their respective owners.

i

EXPLANATORY NOTE REGARDING 2007 ACQUISITION AND
FINANCIAL STATEMENT PRESENTATION

              All of our issued and outstanding common stock was acquired in a merger transaction on September 27, 2007. Although we continued as the same legal entity following the acquisition, throughout this prospectus we refer to periods ended on or prior to September 26, 2007 as "predecessor" periods, or our "predecessor," and periods beginning on or after September 27, 2007 as "successor" periods, or our "successor." The predecessor period balance sheets reflect the historical accounting basis in our assets and liabilities, and the successor period balance sheets reflect the new basis in our assets and liabilities resulting from the acquisition. The consolidated results for the year ended December 31, 2007, which we refer to as "combined" throughout the prospectus, were derived from the results for the 2007 predecessor period and the 2007 successor period. As a result of the application of fair value purchase accounting as of the acquisition date, the discussion of financial information for the combined period in this prospectus is not fully comparable on a period-by-period basis, particularly with respect to interest expense, depreciation and amortization, and costs associated with the sale of aircraft support parts. Although the combined data does not comply with generally accepted accounting principles in the United States (GAAP), or with Securities and Exchange Commission (SEC) rules for pro forma presentation, we discuss the combined financial data because we believe this data is useful when comparing our results to the applicable predecessor and successor periods.

              Beginning September 27, 2007, the date of our acquisition, our operating results have been affected by fair value purchase accounting adjustments. These adjustments have altered the book value of our aircraft, property, plant and equipment, and aircraft support parts as of the acquisition date and have impacted our operating costs in each of the successor periods presented in this prospectus as compared to the predecessor periods. For example, in accordance with fair value accounting rules, on the acquisition date, we reduced the book value of our aircraft support parts by $48 million. As a result of this adjustment, the cost of revenues in each of the successor periods presented in this prospectus reflects the lower carrying value of our aircraft support parts that have been sold or used by the company in its maintenance, repair, and overhaul operations. The aggregate effect of the purchase accounting adjustment with respect to our inventory was approximately $18 million from the date of acquisition through December 31, 2009. Based on our past experience and historical inventory usage patterns, we expect to largely realize the benefit of the approximately $30 million remaining fair value purchase accounting adjustment to aircraft support parts over the next five years as we sell and use our legacy inventory. Our legacy inventory consists of aircraft parts and components purchased over multiple years for which there is no liquid market; therefore, there is no guarantee that we will be able to purchase new inventory at the carrying values currently reflected on our balance sheet.

EXPLANATORY NOTE REGARDING RECAPITALIZATION

              In connection with this offering, we will amend and restate our certificate of incorporation to convert our Series A Redeemable Preferred Stock and our Class A Common Stock into a single class of common stock. Unless otherwise noted, the information in this prospectus gives effect to our recapitalization and the amendment and restatement of our certificate of incorporation. We also intend to adopt our 2010 Stock Incentive Plan under which we intend to issue restricted common stock or rights to receive stock to certain of our employees concurrent with the completion of this offering. See "Capitalization" and "Executive Compensation—2010 Stock Incentive Plan" for additional information.

ii

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              In this prospectus, unless otherwise indicated or the context otherwise requires, references to the terms "we," "us," "our," the "Company," and "Erickson" refer to Erickson Air-Crane Incorporated and its subsidiaries on a consolidated basis.

Our Company

              We specialize in the operation and manufacture of the Erickson S-64 Aircrane, one of the world's most versatile, powerful, and efficient heavy-lift helicopters. The S-64 Aircrane has a lift capacity of up to 25,000 lbs. and is the only commercial aircraft built specifically as a flying crane without a fuselage for internal loads. The S-64 is also the only commercial helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities. We own a fleet of 17 S-64s which we use to support a wide variety of government and commercial customers across a broad range of critical aerial services, including firefighting, timber harvesting, and infrastructure construction. We also manufacture S-64s and related components for sale to government and commercial customers, and provide maintenance, repair, and overhaul (MRO) services for the S-64 and other aircraft. We believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform, and that there are significant growth opportunities for our precision heavy-lift helicopter solutions.

              We own the Type and Production Certificates for the S-64, granting us exclusive design, manufacturing, and related rights for the aircraft and original equipment manufacturer (OEM) components. To date, we have sold nine aircraft, including our first sale to a commercial customer in 2009. We provide customers with Federal Aviation Administration (FAA) and European Aviation Safety Agency (EASA) compliant MRO services and manufacture components for the S-64 and other aircraft in our AS9100 certified facility. Our pilots and mechanics are technical specialists who undergo extensive education and training on the S-64, making our crewing capabilities attractive for many of our customers.

              Research and development activities are integral to our business and we continuously invest in new technologies and proprietary solutions with a goal of increasing our market share and entering new markets. We have made over 350 design improvements to the S-64 since acquiring the Type Certificate and we are currently designing, developing, and manufacturing products to enhance our S-64 offerings and expand our manufacturing and MRO market share.

              We operate our business through two reportable segments: Aerial Services and Manufacturing / MRO. Through our Aerial Services segment we offer a broad range of heavy-lift helicopter services using our worldwide fleet. Through our Manufacturing / MRO segment we manufacture S-64 aircraft and new aftermarket components, as well as provide MRO services. In 2009, our Aerial Services and Manufacturing / MRO segments generated revenue of $113.6 million and $36.0 million, respectively. We target long-term contract opportunities and had a total contract backlog of $184.6 million as of December 31, 2009. See "Business—Backlog" for a discussion of how we define and calculate backlog.

              We are headquartered at 5550 SW Macadam Avenue, Suite 200, Portland, Oregon 97239, our phone number is (503) 505-5800, and our website address is www.ericksonaircrane.com. The information on, or accessible through, our website is not a part of this prospectus. We have production, maintenance, and logistics facilities in Central Point, Oregon. We currently maintain a year-round international presence with subsidiaries in Canada, Italy, and Malaysia, and a seasonal operating presence in Australia and Greece.

Our Competitive Strengths

              Industry-Leading Heavy-Lift Helicopter Solutions.    The versatility, unique capabilities, and high payload capacity of the S-64 often make it the preferred solution for a wide variety of aerial services. We believe our role as the manufacturer of the S-64, combined with our scale, service readiness, and comprehensive global support network, provides us with a leadership position in the heavy-lift helicopter industry. We believe our fleet of 17 owned S-64 Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs. To operate our fleet, we have the world's largest pool of S-64 pilots and support crews, each of whom has had years of training and experience to meet required proficiency levels. Our engineering staff has developed several proprietary accessories for the S-64 that provide the aircraft with unique, mission-specific operational capabilities and position us as a market leader across the firefighting, timber harvesting, and infrastructure construction markets.

              Vertically Integrated Business Model.    We offer a full spectrum of heavy-lift helicopter solutions, including the design, engineering, development, manufacturing, and testing of the S-64 aircraft, as well as aerial services, crewing, MRO, and aftermarket support. Our integrated business model allows us to leverage our knowledge and breadth of capabilities to increase operational efficiency and fleet/employee utilization while enhancing product quality and performance. Our business benefits from close cooperation between our designers and engineers, on the one hand, and our operations personnel, on the other hand, allowing us to quickly react to changing customer needs and new business opportunities. We believe our integrated approach reduces our costs and diversifies our revenue stream.

              Established International Presence.    During our history, we have operated in 16 countries across four continents. Global operations allow us to maximize the use of our fleet for seasonal aerial services and position us to capitalize on opportunities in a broad range of geographies. We currently maintain a year-round international presence in Canada, Italy, and Malaysia, and a seasonal operating presence in Australia and Greece.

              Proprietary Technologies and Continuous Innovation.    Since acquiring the S-64 Type Certificate, we have made over 350 design improvements to the S-64, which we believe maintain the S-64's position as one of the most versatile and technologically advanced commercial heavy-lift helicopters in the world. Some of our innovations include a 2,650 gallon firefighting tank system with a snorkel attachment to fill the tank with salt or fresh water in less than 45 seconds, a "heli harvester" for aerial timber harvesting without ground crews, and an anti-rotation device that prevents load rotation and increases close tolerance load placement capabilities. We continuously explore ways to deliver innovative solutions to our customers and to potential customers in new markets.

              Valuable Long-Term Customer Relationships and Contracts.    We focus on building long-term relationships with key customers through reliable performance and a strong commitment to safety and service. Some of our customers have been continuous customers for more than 20 years. We believe that our established relationships and our focus on meeting or exceeding our customers' expectations allow us to effectively compete for and win new projects and contract renewals. We also believe our customer relationships are strengthened by our focus on providing a full range of heavy-lift helicopter solutions from OEM and aerial services to crewing, MRO, and aftermarket support. Our long-term relationships help provide us with visibility with respect to our revenue, aircraft utilization, and scheduled usage patterns.

              Experienced and Growth-Oriented Management Team.    Our senior management team is composed of six individuals, including two former U.S. military helicopter pilots, with an average of 28 years of experience in the aviation industry and rotorcraft sector. This professional aerospace team provides us with deep domain knowledge, extensive operational and manufacturing expertise, and strong customer and business relationships. Our senior management team is supported by 15 executive directors averaging more than 15 years of experience in the helicopter services and aerospace manufacturing industries.

Our Strategy

              Our goals are to strengthen our position in the competitive heavy-lift helicopter industry by continuing to provide innovative, value-added solutions to our customers, and to expand our aircraft and components sales and MRO services. We intend to focus on the following strategies to achieve these goals:

              Maintain Position in Aerial Services and Expand into New Markets.    We plan to grow our business in each of the aerial services markets in which we currently operate while also pursuing new markets. We intend to leverage our global presence, our vertically integrated offerings, and our innovative technologies to expand our customer base and increase our fleet utilization. We expect to opportunistically expand our aircraft fleet to support customer demand.

  •
  Firefighting.  We intend to opportunistically enter several European, Asian, and South American countries that have a demonstrated need for our firefighting solutions. The seasonal differences between these countries and those we currently serve provide us with the opportunity to increase our global fleet's utilization and are expected to give us more scale in each of the key regions in which we intend to grow.

  •
  Timber harvesting.  We intend to opportunistically enter new markets in South America and Asia where high-value timber resources are particularly abundant and present significant growth potential for our heavy-lift solutions. In addition, we expect to continue to capitalize on the growing global political and social sentiment favoring sustainable and environmentally-friendly timber harvesting activities, as we have done in North America and Malaysia.

  •
  Infrastructure construction.  We believe that infrastructure construction represents a large market with growth potential for us. We have successfully executed contracts in several countries and we believe that we have the opportunity to enter new markets that could benefit from our capabilities and extensive experience. In particular, we believe that electrical grid development and modernization, oil and gas pipeline construction, wind turbine construction, and other alternative energy projects represent our most significant growth opportunities in infrastructure construction.

  •
  Emergency response.  We are currently developing a comprehensive emergency response marketing effort to provide advanced global aerial solutions in support of disaster recovery, hazard mitigation, and infrastructure restoration.

  •
  Crewing.  We have experienced strong demand for our crewing services from customers who have purchased our aircraft and we expect this trend to continue as the global installed base of S-64s expands.

              Increase Our S-64 Aircraft Sales.    Our goal is to increase sales of the S-64 to existing and new customers in several countries worldwide. In addition to generating profits upon sale, increasing the installed base of S-64s is expected to lead to increased demand for our crewing services, OEM components, MRO, and other aftermarket services. We recently established a sales team that is solely focused on new aircraft sales and that has identified several near- and medium-term sales opportunities.

              Expand Our MRO and Aftermarket Solutions.    We intend to expand our MRO and aftermarket solutions by pursuing new opportunities in heavy and medium aircraft maintenance. Our highly trained engineers and maintenance support personnel are capable of performing significant maintenance services for both rotary and fixed-wing aircraft. We intend to leverage our expertise with the S-64 to extend our MRO capabilities across similar aircraft platforms. We believe that we are also well-positioned to design, develop, and manufacture product enhancements for other aircraft directly or in partnership with OEMs. We are currently pursuing aftermarket OEM opportunities which leverage our engineering expertise, including a pending contract with a large diversified aerospace OEM for the exclusive design, certification, manufacture, and delivery of an enhanced fuel system for one of its legacy helicopter models.

              Maintain a Continued Focus on Research and Development.    To effectively maintain our success, we are dedicated to continuous innovation and significant research and development projects. Our operations have benefited from innovations such as our fire tank and snorkel, anti-rotation device and hoist, and hydraulic grapple. We have several new product applications and aircraft accessories under development, including a redesigned Automated Flight Control System, night vision cockpit instrumentation, an aerial vacuum lift device, composite main rotor blades, and a universal multi-purpose container for cargo transportation.

              Selectively Pursue Acquisitions of Businesses and Complementary Aircraft.    We intend to continue to opportunistically evaluate the acquisition of businesses and aircraft that could complement and enhance our aerial service capabilities and service offerings and increase our access to customers and our penetration of new and existing markets.

Changes to Our Company Since Our 2007 Acquisition

              Since our acquisition in 2007, we have added strong professional aerospace managers to our team and enhanced our business management systems.

  •
  Management.  Within the last two years, we have added five of the six members of our senior management team, including our new CEO and CFO, as well as new Heads of Global Sales and Marketing, Aircraft Manufacturing and MRO, and Aerial Services. This management team has extensive experience in the helicopter services and aerospace manufacturing sectors and has brought significant improvements to our operations.

  •
  Corporate functions.  Under the leadership of the current management team, we have institutionalized all corporate functions and developed key performance indicators that are reviewed monthly with our senior leadership team.

  •
  Focus on long-term contracts.  Prior to our acquisition, we maintained few long-term contracts. Our new focus on obtaining long-term contracts increased our long-term backlog as of December 31, 2009 by $151.2 million to $184.6 million compared to September 26, 2007. Throughout 2009, we derived more than 50% of our revenues from long-term contracts, some of which extend through 2013.

  •
  Increased MRO focus.  Prior to our acquisition, our MRO effort was primarily internally focused. While servicing our own fleet of 17 S-64s remains the largest component of our current MRO activities, we have broadened our focus to leverage our expertise with the S-64 to offer MRO services across similar aircraft platforms. We are currently pursuing various aftermarket OEM opportunities, including a pending contract with a large diversified aerospace OEM for the exclusive design, certification, manufacture, and delivery of an enhanced fuel system for one of its legacy helicopter models.

  •
  Increased effort to expand Aircrane sales.  Since our acquisition, we have hired a new sales and marketing team, including our new Head of Global Sales and Marketing, and established a dedicated group focused solely on expanding Aircrane sales. The new group has significantly increased our sales pipeline activities and has identified several near- and medium-term sales opportunities with governmental agencies and commercial customers in several countries worldwide. In 2009, under the leadership of our new Head of Global Sales and Marketing, we completed our first sale of an Aircrane to a commercial customer.

  •
  Improved standards for safety and quality.  We have implemented specific, company-wide safety and quality processes to further enhance our safety and quality culture and now exceed several recommended FAA standards. These processes allow us to provide all of our employees and customers with consistently safe and high quality service, which we believe is essential to our business. In March 2010, we completed an annual surveillance audit and received a rare 100% performance rating.

  •
  Increased media exposure.  Our management team has pursued various opportunities to increase the S-64's media exposure. In addition to features in newspapers and magazines, the unique design and capabilities of our Aircrane have been featured in a recent documentary by National Geographic and at the center stage of the 2009 EAA Airventure Oshkosh airshow.

  •
  Headquarters relocation.  In March 2009, we relocated our corporate headquarters from Central Point, Oregon to Portland, Oregon, which we believe has improved our ability to attract and retain highly qualified management personnel and provides us with improved access to our global customers and facilities.

THE OFFERING

Common stock offered by Erickson Air-Crane Incorporated	shares
Common stock to be outstanding after this offering	shares
Common stock subject to overallotment option granted by selling stockholders	shares (these shares will only be sold, in full or in part, if the underwriters exercise their overallotment option to purchase additional shares)
Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of approximately $         million, assuming an initial public offering price of $        per share, the midpoint of the sale price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds of this offering as follows:

• approximately $ million to manufacture S-64 Aircranes and related components;
• approximately $ million to pay down indebtedness under our revolving credit facility, which will increase the amounts available for future borrowing; and

•       the remaining net proceeds for general corporate and working capital purposes, including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings.

We anticipate that the actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of the allocation.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, we will pay all expenses related to this offering other than the underwriting discount and commissions in connection with the sales of shares of our common stock by the selling stockholders.

See "Use of Proceeds" for additional information.
Proposed NASDAQ Global Market symbol	EAC
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

              The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of                    , 2010, which gives effect to completion of our recapitalization described in "Explanatory Note Regarding Recapitalization."

              Unless we indicate otherwise, all information in this prospectus excludes:

  •
  643,951 shares of common stock reserved for issuance under our 2010 Stock Incentive Plan, which we intend to adopt prior to completing this offering, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1) 423,924 shares to certain members of senior management; (2) an estimated 17,500 shares to a broad base of our employees based on years of service with the company; and (3) an estimated 7,500 shares to our independent directors. The estimated share amounts for employees and directors is based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares issued or issuable to employees and independent directors is based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering.

  •
  The shares of common stock to be sold by the selling stockholders if the underwriters exercise their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

              The following tables set forth our summary consolidated financial and other data. We derived our summary consolidated financial and other data as of December 31, 2008 and 2009, for the period from January 1, 2007 through September 26, 2007, for the period from September 27, 2007 through December 31, 2007, and for the years ended December 31, 2008 and 2009 from our audited consolidated financial statements, which are included elsewhere in this prospectus.

              The combined historical results of operations for the year ended December 31, 2007 were derived from the audited consolidated financial statements of our predecessor and the successor and are calculated by adding the results of operations of our predecessor from January 1, 2007 through September 26, 2007 with our results of operations from September 27, 2007 through December 31, 2007. Therefore, the combined financial data presented below for the year ended December 31, 2007 do not comply with generally accepted accounting principles in the United States (GAAP) and are being presented solely for comparison purposes. The combined information should not be used in isolation or substitution of the results of operations of either our predecessor period or our successor period presented in accordance with GAAP. This data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the 2007 acquisition occurred on January 1, 2007 or that may be obtained for any future period. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              Our summary consolidated financial and other data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not include all of the data contained in our financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this prospectus and the sections of this prospectus entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization."

	Predecessor(1)	Successor	Combined(1)	Successor
(In thousands, except share and per share amounts)	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Consolidated Statement of Operations Data:
Net revenues	$162,227	$43,347	$205,574	$141,924	$149,622
Cost of revenues	105,075	32,787	137,862	101,769	98,127

Gross profit	57,152	10,560	67,712	40,155	51,495
Operating expenses:
General and administrative	12,711	4,211	16,922	14,010	14,877
Research and development	10,290	3,328	13,618	7,024	6,889
Selling and marketing	1,140	354	1,494	1,984	5,115

Total operating expenses	24,141	7,893	32,034	23,018	26,881

Operating income	33,011	2,667	35,678	17,137	24,614
Other income (expense):
Interest income	205	95	300	305	157
Interest expense	(3,395)	(2,307)	(5,702)	(7,070)	(6,163)
Other income (expense)(2)	(1,207)	(12,906)	(14,113)	5,962	(987)

Total other income (expense)	(4,397)	(15,118)	(19,515)	(803)	(6,993)
Net income (loss) before income taxes and noncontrolling interest	28,614	(12,451)	16,163	16,334	17,621
Income tax expense (benefit)	10,000	(4,500)	5,500	6,000	5,330

Net income (loss)	18,614	(7,951)	10,663	10,334	12,291
Less: Net (income) loss related to noncontrolling interest(3)	(473)	232	(241)	(230)	(239)

Net income (loss) attributable to Erickson Air-Crane Incorporated	18,141	(7,719)	10,422	10,104	12,052
Dividends on redeemable preferred stock	—	1,403	1,403	5,877	6,806

Net income (loss) attributable to common stockholders	$18,141	$(9,122)	$9,019	$4,227	$5,246

Net income (loss)	18,614	(7,951)	10,663	10,334	12,291
Other comprehensive income (loss):
Foreign currency translation adjustment	614	98	712	(540)	571

Comprehensive income (loss)	$19,228	$(7,853)	$11,375	$9,794	$12,862

Pro forma earnings (loss) per share (unaudited):(4)
Basic	$2.45	$(1.04)	$1.41	$1.36	$1.63

Diluted	$2.25	$(1.04)	$1.29	$1.26	$1.50

Pro forma weighted average shares outstanding (unaudited):(4)
Basic	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436

Diluted	8,049,387	7,405,436	8,049,387	8,049,387	8,049,387

	Successor
	As of December 31, 2008	As of December 31, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,303	$3,536
Aircranes, property, plant and equipment, net	46,998	44,829
Working capital (deficit)(5)	(2,754)	(580)
Total assets	168,369	178,967
Total debt(6)	86,208	80,546
Series A redeemable preferred stock(7)	42,279	49,085
Stockholders' equity:
Common stock	1	1
Total stockholders' equity (deficit)	(4,454)	485

	Predecessor(1)	Successor	Combined(1)	Successor
(In thousands)	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(3,966)	$24,818	$20,852	$(8,717)	$9,900
Investing activities	667	(91,970)	(91,303)	546	(2,667)
Financing activities	1,152	69,737	70,889	2,111	(5,662)

	Predecessor(1)	Successor	Combined(1)	Successor
(In thousands, except percentages)	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Other Financial Data:
Gross margin %	35.23%	24.36%	32.94%	28.29%	34.42%
Operating margin %	20.35%	6.15%	17.36%	12.07%	16.45%
EBITDA (unaudited)(8)	$36,843	$(8,905)	$27,938	$27,537	$28,742

(1)
The period from January 1, 2007 through September 26, 2007 does not include the effect of fair value purchase accounting adjustments resulting from our acquisition on September 27, 2007. The combined financial data presented for the year ended December 31, 2007 do not comply with GAAP and are being presented solely for comparison purposes. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business."

(2)
Other income (expense) for the period ended December 31, 2007 includes approximately $12.5 million in litigation settlement expenses, and for the year ended December 31, 2008 includes a $4.3 million gain related to an insurance settlement with respect to an Aircrane accident.

(3)
Effective January 1, 2009, we adopted the new accounting guidance for noncontrolling interests, which changed the accounting for and the reporting of minority interest, now referred to as noncontrolling interests. This resulted in the reclassification of minority interest amounts, previously classified as a separate component of equity, to "Noncontrolling Interest," a component within permanent equity on the consolidated balance sheets. Additionally, net income (loss) and comprehensive income (loss) attributable to noncontrolling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) on the consolidated statements of operations and statements of changes in stockholders' deficit. We applied the new accounting guidance prospectively, except for the presentation and disclosure requirements, which have been applied retroactively for all periods presented.

(4)
Pro forma amounts give effect to our recapitalization in connection with this offering, including the conversion of Series A Redeemable Preferred Stock into common stock. The pro forma weighted diluted share amounts also include 643,951 shares of restricted common stock, or rights to receive common stock, of which we intend to issue 448,924 shares, or rights to receive shares, concurrently with this offering under our proposed 2010 Stock Incentive Plan (except for the period September 27, 2007 through December 31, 2007 because the effect of including these shares would be anti-dilutive). See "Explanatory Note Regarding Recapitalization" and "Executive Compensation—2010 Stock Incentive Plan."

(5)
Working capital (deficit) is calculated as our current assets less our current liabilities.

(6)
Debt is comprised of our revolving line of credit, our term loan, and our second lien agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

(7)
Represents redeemable preferred stock which will be converted into common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization."

(8)
EBITDA is defined as net income (loss) before interest expense, provision for (benefit from) income taxes, and depreciation and amortization. EBITDA is not a financial measurement prepared in accordance with GAAP and should not be considered as an alternative to net income (loss) as a measure of operating performance or to cash flows from operating activities as a measure of liquidity or any other measure of financial performance presented in accordance with GAAP. We present EBITDA because we believe it is an important measure of our operating performance and provides more comparability between our historical results by taking into account our capital structure including (i) changes in our asset base (depreciation and amortization) from the 2007 acquisition or otherwise and from capital expenditures, and (ii) changes in interest expense and amortization of financing costs. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

    A reconciliation of net income (loss) to EBITDA is provided.

	Predecessor(1)	Successor	Combined(1)	Successor
(In thousands)	Period From January 1, 2007 through September 26, 2007	Period From September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
EBITDA Reconciliation:
Net income (loss) attributable to Erickson Air-Crane Incorporated	$18,141	$(7,719)	$10,422	$10,104	$12,052
Interest expense, net	3,190	2,212	5,402	6,765	6,006
Tax expense (benefit)	10,000	(4,500)	5,500	6,000	5,330
Depreciation	5,440	901	6,341	3,863	4,378
Amortization of debt issuance costs	72	201	273	805	976

EBITDA	$36,843	$(8,905)	$27,938	$27,537	$28,742

    We use an adjusted measure of EBITDA, Bank EBITDA, to monitor compliance with various financial covenants under our credit agreements. In addition to adjusting net income (loss) to exclude interest expense, provision for (benefit from) income taxes, and depreciation and amortization, Bank EBITDA also adjusts net income by excluding unrealized mark-to-market foreign exchange gains (losses), litigation expenses, management fees, restructuring costs, gains (losses) from disposal of equipment, interest related to tax contingencies, and other non-recurring costs. Bank EBITDA also assists us in monitoring our ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under our credit agreements unless we meet specified financial ratios and tests. Bank EBITDA is not a financial measurement prepared in accordance with GAAP and should not be considered as an alternative to net income (loss) as a measure of operating performance or to cash flows from operating activities as a measure of liquidity or any other measure of financial performance presented in accordance with GAAP. Our presentation of Bank EBITDA may not be comparable to similarly titled measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—Bank EBITDA."

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. The risks described below are those that we believe are currently the material risks we face, but are not the only risks facing us and our business prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could adversely affect our business, operating results, financial condition, or prospects. If any of such risks actually occur, our business, operating results, or financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

 Risks Related to Our Business

Helicopter operations involve significant risks, which may result in hazards that may not be covered by our insurance or may increase the cost of our insurance.

              The operation of helicopters inherently involves a high degree of risk. Hazards such as aircraft accidents, mechanical failures, collisions, fire, and adverse weather may result in loss of life, serious injury to employees and other persons, damage to property, losses of equipment and revenues, and suspension or reduction of operations. In addition, we ship our helicopters to various locations, which exposes them to risks, including risks relating to piracy and inclement weather, when in transit.

              We maintain hull and liability insurance on our aircraft, which insures us against physical loss of, or damage to, our aircraft and against certain legal liabilities to others. In addition, we carry war risk, expropriation, confiscation, and nationalization insurance for our aircraft involved in international operations. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance. In addition, we maintain product liability insurance for aircraft and aircraft components we manufacture. We do not currently maintain business interruption insurance, which would cover the loss of revenue during extended periods, such as those that occur during unscheduled extended maintenance or due to damage to aircraft from accidents. In addition, our insurance will not cover any losses incurred pursuant to any performance provisions under agreements with our customers.

              Our insurance and indemnification arrangements may not cover all potential losses and are subject to deductibles, retentions, coverage limits, and coverage exceptions and, as a result, severe casualty losses or the expropriation or confiscation of significant assets could materially and adversely affect our financial condition or results of operations. The insured value of one of our aircraft is typically lower than its replacement cost, and our aircraft are not insured for loss of use. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our financial condition, results of operations, and cash flows. The loss of an aircraft, which we believe would take us approximately six months to replace, could negatively impact our operations.

Failure to maintain our safety record would seriously harm our ability to attract new customers and maintain our existing customers, and would increase our insurance costs.

              A favorable safety record is one of the primary factors a customer reviews in selecting an aviation provider. If we fail to maintain our safety and reliability record, our ability to attract new customers and maintain our current customers will be materially and adversely affected. In addition, safety violations could lead to increased regulatory scrutiny; increase our insurance rates, which is a significant operating cost; or increase the difficulty of maintaining our existing insurance coverage in the future, which would adversely affect our operations.

The helicopter services business is highly competitive.

              Each of our segments faces significant competition. We compete for most of our work with other helicopter operators and, for some operations, with fixed-wing operators and ground-based alternatives. Many of our contracts are awarded after competitive bidding, and competition for those contracts is generally intense. The principal aspects of competition are safety, price, reliability, availability, and service.

              We have several major competitors and numerous small competitors operating in our aerial services markets. For firefighting, we compete heavily with both helicopter and fixed-wing operators. Our competitors may at times undercut our prices, especially if they are at risk of having too many idle aircraft. For logging, we compete with other heavy-lift helicopter operators, medium-lift helicopter operators, and ground-based solutions. The cyclical supply/demand for timber may at times drive down commodity prices, which in turn can make lower cost/productivity solutions more attractive. A competitor could develop, or acquire and adapt, a new aircraft with heavy-lift capability that directly competes with our aircraft and diminishes its competitive advantages, which would adversely affect our results of operations.

              In the manufacturing and MRO market, our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities than we do in some areas. In addition, some of our largest customers could develop the capability to manufacture products or provide services similar to products that we manufacture or services that we provide. This could result in these customers supplying their own products or services and competing directly with us for sales of these products or services, all of which could significantly reduce our revenues. Furthermore, we are facing increased international competition and cross-border consolidation of competition.

              We cannot assure you that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share. If we are unable to adjust our costs relative to our pricing, our profitability will suffer. In addition, some of our competitors may have greater financial and other resources than we do, and may therefore be able to react to market conditions and compete more effectively than we do.

Factors beyond our control, including weather and seasonal fluctuations, may reduce aircraft flight hours, which would affect our revenues and operations.

              A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct costs is fixed. Flight hours could be negatively impacted by factors beyond our control and fluctuate depending on cyclical weather-related and seasonal limitations, which would affect our revenues and operations. These factors include:

  •
  poor weather conditions;

  •
  unexpected maintenance or repairs; and

  •
  unexpectedly calm fire seasons.

              From November through February, heavy snow in North America and significant rainfall in Asia Pacific can impede timber harvesting operations. Our aircraft are not currently equipped to fly at night, reinforcing the seasonality of our business with more activity in the Northern Hemisphere during the summer months and less activity during the winter months. Also, firefighting activity is dependent on fires in dry conditions during summer months. In addition, there is variability in the number and extent of fires from year to year and these patterns are not predictable.

              The missions that we fly can be flown safely only if weather conditions permit. Poor visibility, high winds, and heavy precipitation can restrict the operation of helicopters and significantly reduce our flight hours. Reduced flight hours can have a material adverse effect on our business, financial condition, and results of operations. We budget for our operations based on historical weather information, but worse than expected weather could materially affect our results of operations.

We depend on a small number of large customers for a significant portion of our revenues.

              We derive a significant amount of our revenue from a small number of major customers, including the U.S. Forest Service, the Hellenic Fire Brigade, the Australia Fire Service, the Los Angeles City and County Fire Departments, the Italian Ministry of Civil Protection, and Samling Global. Approximately 66% of our 2009 revenues were attributable to five customers. Contracts with the majority of our significant customers are multi-year contracts; however, these contracts are periodically up for renewal or rebid. Renewal, or a successful rebid, is not guaranteed. Should we lose one of our significant customers, we cannot assure you that we will be able to offset the loss with revenues from new or other existing customers. Reduced revenues would have a material adverse effect on our business and operations. In addition, our customer concentration may impact our overall credit risk because these customers may be similarly affected by changes in economic and other conditions.

We have a significant backlog that may be deferred or may not be entirely realized.

              As of December 31, 2009, we had approximately $184.6 million of backlog. Backlog represents the amount of revenue that we expect to derive from signed multi-year contracts or anticipated contract extensions. For contracts that include both a daily and hourly rate component, only the daily component of revenue is included in backlog and an estimate of the expected hourly revenue is not included. For contracts that include a guaranteed number of hours, the value of the guaranteed hours is included in backlog. Given the nature of our customers and our industry, there is a risk that our backlog may not be fully realized in the future. For example, the terms of contracts with the U.S. Government, such as our contract with the U.S. Forest Service, generally permit the U.S. Government to terminate the contract, partially or completely, without cause, at the end of each annual period of the contract. Our contracts with other customers may contain similar provisions. Any unexpected termination of a significant government contract could have a material adverse effect on our results of operations. Failure to realize sales from our existing or future backlog would negatively impact our financial results.

Some of our arrangements with customers are not long-term contracts. As a result, we cannot assure you that we will be able to continue to generate similar revenues from these arrangements.

              We generate a large portion of our revenues from arrangements with customers with terms of less than one year, ad hoc arrangements, and "call when needed" contracts. There is a risk that customers may not continue to seek the same level of services from us as they have in the past or that they will not renew these arrangements or terminate them at short notice. In the past, several of our larger contracts have not been renewed for reasons unrelated to our performance, such as the financial condition of our customers or their decision to move the services we provided to them in-house. For example, in 2007 we were not awarded any long-term contracts by the U.S. Forest Service. Accordingly, we cannot assure you that in any given year we will be able to generate similar revenues from our customers as we did in the previous year.

Foreign, domestic, federal, and local government spending and mission priorities may change in a manner that materially and adversely affects our future revenues and limits our growth prospects.

              Our business depends upon continued government expenditures on programs that we support. These expenditures have not remained constant over time. For example, the overall U.S. Forest Service budget declined for periods of time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays, and program cancellations. These reductions caused many Forest Service related government contractors to experience declining revenues, increased pressure on operating margins, and, in some cases, net losses. While spending authorizations for Forest Service programs by the U.S. Government have increased in recent years, future levels of expenditures, mission priorities, and authorizations for these programs may decrease, remain constant, or shift to program areas in which we do not currently provide services. Current foreign and domestic government spending levels on programs that we support may not be sustainable as a result of changes in government leadership, policies, or priorities. Additionally, our business, prospects, financial condition, or operating results could be materially harmed by the following:

  •
  budgetary constraints affecting government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

  •
  changes in government programs or requirements;

  •
  realignment of funds to changed government priorities;

  •
  government shutdowns (such as that which occurred during the U.S. Government's 1996 fiscal year) and other potential delays in government appropriations processes;

  •
  delays in the payment of our invoices by government authorities;

  •
  adoption of new laws or regulations; and

  •
  general economic conditions.

              These or other factors could cause government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall government spending or a shift in expenditures away from agencies or programs that we support could cause a material decline in our revenues and harm our financial results.

Product liability and product warranty risks could adversely affect our operating results.

              We produce, repair, and overhaul complex aircraft and critical parts for aircraft. Failure of our aircraft or parts could give rise to substantial product liability and other damage claims. We maintain insurance to address this risk, but our insurance coverage may not be adequate for some claims and there is no guarantee that insurance will continue to be available on terms acceptable to us, if at all.

              Additionally, aircraft and parts we manufacture for sale are subject to strict contractually established specifications using complex manufacturing processes. If we fail to meet the contractual requirements for a part, we may be subject to warranty costs to repair or replace the part itself and additional costs related to the investigation and inspection of non-complying parts. These costs are generally not insured.

              Because we own the S-64 Type Certificate, we are obligated to issue directives to operators of our aircraft and to identify defects or required replacements to our aircraft. We could be liable to operators of our aircraft if we fail to fulfill our obligation to issue directives, even if our aircraft or components of our aircraft are no longer under warranty.

Our failure to attract and retain qualified personnel could adversely affect us.

              Our pilots and maintenance and manufacturing personnel are highly trained and qualified. Our ability to attract and retain qualified pilots, mechanics, and other highly trained personnel will be an important factor in determining our future success. Our aircraft, and the aerial services we provide, require pilots with high levels of flight experience. The market for these experienced and highly trained personnel is extremely competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such persons. Some of our pilots and mechanics, and those of our competitors, are members of the U.S. military reserves and could be called to active duty. If significant numbers of such persons were called to active duty, it would reduce the supply of such workers, possibly curtailing our operations and likely increasing our labor costs. Because of our small size relative to many of our competitors, we may be unable to attract qualified personnel as easily as our competitors.

The loss of key managers could negatively affect our business.

              We are dependent upon a number of key managers and other team members. If we were to lose the services of one or more of our key team members, our operations could be materially impacted. We do not maintain key person insurance on any team member.

The outcome of litigation in which we have been named as a defendant and of government inquiries and investigations involving our business is unpredictable, and an adverse decision in any such matter could result in significant monetary payments and have a material adverse affect on our financial position and results of operations.

              We are a defendant in a number of litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. We cannot assure you that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations. In addition, we are sometimes subject to government inquiries and investigations of our business due to, among other things, our business relationships with the U.S. Government, the heavily regulated nature of our industry, and, in the case of environmental proceedings, our ownership of certain property. Any such inquiry or investigation could potentially result in an adverse ruling against us, which could result in significant monetary payments (including possible environmental remediation costs) and a material adverse effect on our financial position and operating results.

We are subject to FAA regulation and similar international regulation, and our failure to comply with these regulations, or the adoption of any new laws, policies, or regulations, may have a material adverse effect on our business.

              The aerial services business is heavily regulated by governmental entities in the United States and in other countries in which we operate. We operate in the United States under laws and regulations administered by the Department of Transportation, principally through the Federal Aviation Administration (FAA). The FAA promulgates rules relating to the general operation of our aircraft, the process by which our aircraft are maintained, the components and systems that are installed in our aircraft, the qualification of our flight crews and maintenance personnel, and the specialized operations that we undertake, including the carrying of loads and the use of various chemicals. We are regularly inspected by FAA personnel to ensure compliance. Compliance with these rules is complex and costly, and the failure to comply could result in the imposition of fines, the grounding of our aircraft, or other consequences detrimental to our operations and operating results. Our operations in other countries are similarly regulated under equivalent local laws and regulations.

              Our aircraft manufacturing and MRO operations are also subject to regulation by the FAA and other governmental authorities. The FAA promulgates regulations applicable to the design and manufacture of aircraft and aircraft systems and components. It also sets and enforces standards for the repair of aircraft, systems, and components and for the qualification of personnel performing such functions. It regularly conducts inspections to ensure compliance and has the power to impose fines or other penalties for non-compliance or to shut down non-compliant operations. Our manufacturing and MRO operations are also subject to complex environmental, safety, and other regulations. Failure to comply with applicable regulations could result in the imposition of fines or other penalties or in the shutting down of our operations, which could impair our ability to fulfill our contracts or otherwise negatively impact our reputation for safety and dependability.

              The FAA approves major changes in aircraft design such as fuel control systems or new rotor blades. Such approvals take time, require investment, and are not assured. Similar regulatory bodies in other countries may accept FAA certification or may impose their own individual requirements. The failure to obtain FAA or other required approval for such changes, or the imposition of unanticipated restrictions as a condition of approval, could increase our production costs or reduce the effectiveness of the system in question and could render our development effort less valuable or, in an extreme case, worthless.

              The laws and regulations affecting our business are subject to change at any time and, because we operate under numerous jurisdictions, we are particularly exposed to the possibility of such changes. Any change in laws or regulations applicable to our business could restrict our operations, increase our costs, or have other effects detrimental to our results of operations or competitive position.

Our business is affected by federal rules, regulations, and orders applicable to government contractors, and the award of government contracts may be challenged.

              Some of our services are sold under U.S. or foreign government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consume internal resources. Violation of applicable government rules and regulations could result in civil liability, the cancellation or suspension of existing contracts, or the ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

              Governmental contracts typically require a competitive bid process, and the award of a contract may be subject to challenge by bid participants. For example, a competitor challenged the U.S. Forest Service contract we were awarded in 2008. As a result, we provided services to the U.S. Forest Service without a contract for a period of time, pending resolution of the challenge. See "Legal Matters" for additional information.

Environmental and other regulation and liability may increase our costs and adversely affect us.

              We are subject to a variety of laws and regulations, including environmental and health and safety regulations. Because our operations are inherently hazardous, compliance with these regulations is challenging and requires constant attention and focus. We are subject to federal, state, and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management, and environmental cleanup. Environmental laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting greenhouse gas emissions. We are required to comply with environmental laws and with the terms and conditions of multiple environmental permits. Our failure to comply with these regulations could subject us to fines and other penalties administered by the agencies responsible for environmental and safety compliance or by the FAA or other aviation-related agencies.

The occurrence of events for which the risk is allocated to us under our contracts could negatively impact our results of operations.

              Many of our contracts are fixed price contracts which could subject us to losses if we have cost overruns. Under these contracts, we typically are responsible for normal maintenance, repair, and fuel costs. In addition, some of our aerial service contracts have performance penalty provisions, subjecting us to the risk of unexpected down time caused by mechanical failures or otherwise, which could cause our net income to suffer. Risks associated with estimating our costs and revenues are exacerbated for long-term contracts, which include most of our material contracts.

              Our contracts to manufacture aircraft and major overhauls or components typically contain penalty provisions that require us to make payments to customers, or provide interim aerial services to them at no cost, if we are unable to timely deliver aircraft or components. Such contracts may also include a repurchase obligation by us if certain performance or other criteria are not met.

We may be required to provide components or services to owners or operators of the S-64 Aircrane or the CH-54, which could limit our operational flexibility and divert resources from more productive uses.

              Because we own the S-64 Type Certificate, we may be required to supply components or provide MRO services to customers who own or operate the S-64 or the CH-54, the military version of the S-64. This could limit our operational flexibility, divert resources from more productive uses, and adversely affect our ability to execute on our growth plans.

Our dependence on a small number of manufacturers for some of our aircraft components and the costs associated with the purchase or manufacture of new components pose significant risks to our business.

              We rely on a small number of manufacturers for key components for our aircraft. If these manufacturers experience production delays, or if the cost of components increases, our operations could suffer. If a manufacturer ceases production of a required component, we could incur significant costs in purchasing the right to manufacture those components and in manufacturing those components.

              Many key components and parts on the Aircrane have not been manufactured since originally introduced. A significant portion of our inventory was acquired in bulk on the surplus market. For some aviation components, our operating cost includes the overhaul and repair of these components but does not include the purchase of a new component. As we exhaust our inventory, the purchase of any new components, or the manufacture by us of new components, could materially increase our operating cost.

Our reliance on the S-64 could harm our business and financial results if technical difficulties specific to the S-64 occur.

              We exclusively fly and manufacture S-64s and related components. If the S-64 encounters technical or other difficulties, it may be grounded or lose value and we may be unable to sell the aircraft or parts or provide aerial services on favorable terms or at all. The inability to sell or contract out the S-64 would virtually eliminate our ability to operate.

If we are unable to continue to develop new technologies and to protect existing technologies, we may be unable to execute on our growth and development plans.

              Our success has resulted in part from our development of new applications for our aircraft, such as our fire tank and snorkel for firefighting services, and we believe our growth will continue to depend on the development of new products or applications. Competitors may develop similar applications for their aircraft, which would increase our competition in providing aerial services. In addition, our growth strategy depends, in part, on our ability to develop new products and applications. A number of factors, including FAA certifications, could result in our being unable to capitalize on the development costs for such products or applications. For example, we have devoted significant resources to our program to develop composite-material main rotor blades. If they are not certified by the FAA, we will be unable to recover our research and development costs and will need to expend additional resources to develop an alternative blade.

              Not all of our products and applications have been, or may be, patented or otherwise legally protected. If we are not able to adequately protect the inventions and intellectual property we have developed, in the U.S. and in foreign countries, we may face increased competition from those who duplicate our products, and our results of operations and growth opportunities could suffer.

Failure to adequately protect our intellectual property rights could adversely affect operations.

              We rely upon intellectual property law, trade secret protection, and confidentiality and license agreements with our employees, clients, consultants, partners, and others to protect our intellectual property rights. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, our competitors may independently develop equivalent knowledge, methods, and know-how, and we would not be able to prevent their use. To the extent that employees, partners, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how, or other technologies were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially adversely affected.

              We may have to engage in litigation to defend our trademarks, trade secrets, and other intellectual property rights. Even if we are successful, such litigation could result in substantial costs and be a distraction to management. If we are not successful in such litigation, we may lose valuable intellectual property rights.

              Any of our patents may be challenged, invalidated, circumvented, or rendered unenforceable. Our patents may be subject to reexamination proceedings affecting their scope. We cannot assure you that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could significantly impede our ability to market our products, negatively affect our competitive position, and harm our business and operating results.

              Further, we are a party to licenses that grant us rights to intellectual property, including trade secrets, that is necessary or useful to our business. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies, products, or services, as well as harm our competitive business position and our business prospects.

Success within our Maintenance, Repair, and Overhaul business is dependent upon fleet utilization and continued outsourcing by helicopter operating companies.

              We currently conduct MRO services at facilities in Central Point, Oregon. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of helicopters operating and the extent of outsourcing of maintenance activities by helicopter operating and OEM companies. If the number of helicopters operating globally declines or outsourcing of maintenance and OEM activities declines, our results of operations and financial condition could be adversely affected.

Our business is subject to risks associated with international operations, including operations in emerging markets.

              We purchase products from and supply products to businesses located outside of the United States. We also have significant operations outside the United States. In fiscal 2009, approximately half of our total revenues were attributable to operations in non-U.S. countries. A number of risks inherent in international operations could have a material adverse effect on our international operations and, consequently, on our results of operations, including:

  •
  currency fluctuations, which can reduce our revenues for transactions denominated in non-U.S. currency or make our services relatively more expensive if denominated in U.S. currency;

  •
  difficulties in staffing and managing multi-national operations;

  •
  risks associated with transporting our aircraft, including risks associated with piracy and adverse weather;

  •
  fluctuations in the costs associated with transporting our aircraft, pilots, and crews, which are significant operating costs for us;

  •
  limitations on our ability to enforce legal rights and remedies;

  •
  restrictions on the repatriation of funds from our foreign operations;

  •
  changes in regulatory structures or trade policies;

  •
  tariff and tax regulations;

  •
  ensuring compliance with the Foreign Corrupt Practices Act;

  •
  difficulties in obtaining export and import licenses; and

  •
  the risk of government-financed competition.

              Part of our growth strategy is to enter new markets, including emerging market countries such as China. Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates, and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets, and the imposition of taxes or other charges by government authorities. The occurrence of any of these events and the resulting economic instability that may arise could adversely affect our operations in those countries, or the ability of our customers in those countries to meet their obligations. As a result, customers that operate in emerging market countries may be more likely to default than customers that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in those countries. For these and other reasons, our growth plans may be materially and adversely affected by adverse economic and political developments in emerging market countries.

If our employees unionize, our expenses could increase and our results of operations would suffer.

              Except for statutory protections for our 12 Italian pilots, none of our employees work under collective bargaining, union, or similar agreements. Unionization efforts have been made from time to time within our industry, with varying degrees of success. If our employees unionize, our expenses could increase and our results of operations would suffer.

The cost of fuel is a major operating expense, and fuel shortages and fluctuations in the price of fuel could adversely affect our operations.

              Our aerial operations depend on the use of jet fuel. Fuel costs have historically been subject to wide price fluctuations, and fuel availability is subject to shortage and is affected by demand for heating oil, gasoline, and other petroleum products. Fuel shortages and increases in the price of fuel, or decreases in the price of fuel when we have entered into hedging agreements, could adversely affect our operations.

We may not realize the anticipated benefits of acquisitions, joint ventures, strategic alliances, or divestitures.

              As part of our business strategy, we may acquire businesses or specific assets, form joint ventures or strategic alliances, and divest operations. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses or assets involved; the performance of the underlying products, capabilities, or technologies; and the management of the transacted operations. We have had limited experience with such integrations. Accordingly, our financial results could be adversely affected by unanticipated performance issues, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance, and indemnifications. Consolidations of joint ventures could also impact our results of operations or financial position. Divestitures may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results.

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business.

              We are a highly leveraged company and, as a result, have significant debt service obligations. As of December 31, 2009, our total indebtedness, excluding letters of credit, was $80.6 million, consisting of $7.3 million borrowed under our revolving credit facility due October 1, 2012, $53.3 million under a first lien term loan due October 1, 2012, and $20.0 million under a second lien term loan due April 1, 2013. At December 31, 2009, we had an availability for borrowings under our revolving credit facility of approximately $30.0 million, after taking into account outstanding letters of credit of $2.8 million under the facility.

              Our substantial indebtedness could have significant negative consequences to us that you should consider. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other aspects of our business plan;

  •
  increase our vulnerability to general adverse economic and industry conditions and limit our ability to withstand competitive pressures;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, and other aspects of our business plan.

              Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors, many of which we are unable to control. When our term loan and revolving loan come due in 2012, we will likely need to enter into new financing arrangements to repay those loans. We may be unable to obtain financing on favorable terms or at all, which could adversely affect our business, financial condition, and results of operations. For more information on our indebtedness, please see our financial statements included elsewhere in this prospectus and our description of indebtedness in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

We may be unable to access public or private debt markets to fund our operations and contractual commitments at competitive rates, on commercially reasonable terms, or in sufficient amounts.

              We depend, in part, upon borrowings under our credit facilities to fund our operations and contractual commitments. If we were called upon to fund all outstanding financing commitments, we may not have sufficient funds to do so. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt. These factors include general economic conditions, disruptions or declines in the global capital markets, our financial performance, outlook, or credit ratings. The occurrence of any or all of these events may materially adversely affect our ability to fund our operations and contractual or financing commitments.

Our expected growth and new obligations as a public company will require us to add additional personnel, infrastructure, and internal systems with which we have limited experience.

              Our management is continuing to implement enhancements to a number of our internal systems, including inventory administration, human resources, and internal controls. We believe that these enhancements will be necessary to support our expected growth as well as our new status as a public company. Following the completion of this offering, we will be subject to various requirements of the SEC and NASDAQ, including record keeping, financial reporting, and corporate governance rules and regulations. Our management team has limited experience in managing a public company. In addition, our company, historically, has not had some of the internal systems typically found in a public company. Implementing new systems and procedures is always challenging, and we are subject to the risk that our new systems will not function as anticipated or that we will initially fail to understand or properly administer them. Our business could be adversely affected if our internal infrastructure is inadequate to ensure compliance with federal, state, and local laws and regulations.

Our business is subject to laws limiting ownership or control of aircraft companies, which may increase our costs and adversely affect us.

              Most of the countries in which we operate have laws requiring local ownership or control, or both, of certain kinds of companies that operate aircraft. We use various strategies to comply with these laws, including the formation of local subsidiaries that we do not wholly own and partnerships with local companies. FAA regulations may require that at least 75% of our voting securities be owned or controlled by United States citizens. The existence of these laws may restrict our operations; reduce our profit from, or control of, some foreign operations; or restrict the market for our securities.

Our production may be interrupted due to equipment failures or other events affecting our factories.

              Our manufacturing and testing processes depend on sophisticated and high-value equipment. Unexpected failures of this equipment could result in production delays, revenue loss, and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished product, and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events.

While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing days or in shipping delays which could have a material adverse effect on our business.

General economic conditions and recent market events may expose our company to new risks.

              Recent events in the financial markets and the economic downturn have contributed to severe volatility in the securities markets, a severe liquidity crisis in the global financial markets, and unprecedented government intervention. These conditions have affected our results of operations and may continue to affect them. In such an environment, significant additional risks may exist for us. The recent instability in the financial markets has led the U.S. Government to take a number of unprecedented actions designed to support certain financial and other institutions and segments of the financial market that have experienced extreme volatility, and in some cases, a lack of liquidity. We cannot assure you that this intervention will improve market conditions, that such conditions will not continue to deteriorate, or that further government intervention will or will not occur. If economic conditions continue or worsen, we face risks that may include:

  •
  declines in revenues and profitability from reduced or delayed orders by our customers;

  •
  supply problems associated with any financial constraints faced by our suppliers;

  •
  reductions in credit availability to us or in general; and

  •
  increases in corporate tax rates to finance government spending programs.

              The economic downturn and continued credit crisis and related turmoil in the global financial system may have an adverse impact on our business and our financial conditions. We cannot predict our ability to obtain financing due to the current credit crisis, and this could limit our ability to fund our future growth and operations. In addition, the creditworthiness of some of our customers may be affected, which may affect our ability to collect on our accounts receivable from such customers.

Risks Related to This Offering

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial offering price.

              There has been no public market for shares of our common stock. An active trading market for our shares may not develop or be sustained following completion of this offering. The initial public offering price of our shares will be determined by negotiations between us and representatives of the underwriters. Our common stock may trade at a lower price upon completion of this offering.

              The stock market has experienced significant price and volume fluctuations. After the offering, the market price for our shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  •
  quarterly or annual variations in our operating results;

  •
  changes in financial estimates by securities analysts;

  •
  additions or departures of our key personnel;

  •
  the adoption of new laws or regulations that apply to our business; and

  •
  sales of shares of our common stock in the public markets.

              Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources that would otherwise be used to benefit the future performance of our operations. Such litigation expense may not be covered by insurance.

Within 180 days of the date of this offering, a substantial number of shares of our common stock will become eligible for sale in the public market, which could cause the price of our common stock to decline.

              Our officers, our directors, and substantially all of our stockholders have agreed with the representatives of the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares and some shares underlying any equity awards held by certain of our employees will become eligible for sale, in some cases subject only to the volume, manner of sale, and notice requirements of Rule 144 of the Securities Act of 1933 (Securities Act). Some of our stockholders have the right to require that we register their shares for public sale. See "Shares Eligible for Future Sale—Registration Rights." Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Shares Eligible for Future Sale" for further discussion of the shares that will be freely tradable within 180 days after the date of this offering.

Existing stockholders will exert significant influence over us after the completion of this offering. Their interests may not coincide with yours, and they may make decisions with which you may disagree.

              After this offering, entities affiliated with ZM Equity Partners, LLC will own approximately      % of our outstanding common stock, and two of our directors are managing directors of ZM Equity Partners. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

              Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares before this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $            per share. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

              The trading market for our common stock will depend in part on the research and reports that we expect securities or industry analysts to publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will continue to have broad discretion over the use of the proceeds we received in the offering and might not apply the proceeds in ways that increase the value of your investment.

              Our management will continue to have broad discretion to use the net proceeds we receive from the offering. We expect to use the net proceeds from the offering to manufacture S-64 Aircranes and related components, to pay down indebtedness under our revolving credit facility, and for working capital and other general corporate purposes, including the possible acquisition of additional aircraft to complement our fleet of S-64 Aircranes. We may also use a portion of the net proceeds for the acquisition of businesses, solutions, and technologies that we believe are complementary to our own. Our management retains the discretion, however, to use the proceeds differently if events we do not anticipate arise. Our management might not apply the net proceeds from the offering in ways that increase the value of our common stock. Until we use the net proceeds from the offering, we plan to invest them in short-term instruments, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from the offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

              Our second amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

  •
  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

  •
  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

  •
  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

  •
  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or from otherwise attempting to obtain control of us.

              We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements. In some instances, you can identify forward-looking statements by the words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "plan," "expect," "predict," "potential," and similar expressions, as they relate to our company, our business, and our management. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good-faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our safety record and any related impact on our reputation;

  •
  the effects of increased competition in our business;

  •
  our ability to accurately forecast revenues and appropriately plan our expenses;

  •
  the impact of worldwide economic conditions, including the resulting effect on governmental budgets and capital investments by governmental and private entities;

  •
  changes in government regulation affecting our business;

  •
  the attraction and retention of qualified employees and key personnel;

  •
  our ability to effectively manage our growth;

  •
  our ability to keep pace with changes in technology and our competitors;

  •
  our ability to successfully enter new markets and manage our international expansion;

  •
  our ability to expand and market our manufacturing and MRO services;

  •
  our ability to market our aerial services in new geographic areas and markets;

  •
  our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;

  •
  the success of our marketing efforts;

  •
  the impact of fluctuations in currency exchange rates; and

  •
  other risk factors included under "Risk Factors" in this prospectus.

              The factors listed above are not exhaustive and new factors may emerge or changes to the foregoing factors may occur that could impact our business. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

              Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

              We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of approximately $             million, assuming an initial public offering price of $            per share, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering as follows:

  •
  approximately $             million to manufacture S-64 Aircranes and related components;

  •
  approximately $             million to pay down indebtedness under our revolving credit facility, which will increase the amounts available for future borrowing under this facility; and

  •
  the remaining net proceeds for general corporate and working capital purposes, including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings.

              We anticipate that the actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of allocation.

              At March 31, 2010, the effective interest rate on borrowings under our revolving credit facility was 3.25%, which was calculated based on the prime rate as of March 31, 2010. As of March 31, 2010, there was $19.6 million outstanding under our revolving credit facility, not including letters of credit. Amounts under our revolving credit facility were borrowed within the prior year and used for general working capital purposes. For a description of the terms of our revolving credit facility see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

              Pending use for general corporate purposes, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

              We will not receive any proceeds from the sale of shares by the selling stockholders. Pursuant to a registration rights agreement, we are obligated to pay all expenses of the selling stockholders in connection with this offering except for underwriting discounts and commissions which will be paid by the selling stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock—Registration Rights."

DIVIDEND POLICY

              We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our existing credit facility limits our ability to declare and pay dividends.

 CAPITALIZATION

              The table below sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of December 31, 2009:

  •
  on an actual basis;

  •
  on a pro forma basis after giving effect to the completion of our recapitalization; and

  •
  on a pro forma basis after giving effect to the sale of            shares of our common stock offered by us in this offering (at an estimated initial public offering price of $            per share, the midpoint of the sale price range set forth on the cover of this prospectus) less the underwriting discount and estimated offering expenses, and the use of proceeds received by us from this offering as discussed under "Use of Proceeds."

              You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual		Pro Forma	Pro Forma As Adjusted
	($ in thousands)
Cash and cash equivalents		$3,536	3,536
Debt:
Revolving credit facility		7,282	7,282
Term debt		53,264	53,264
Second lien debt		20,000	20,000
Series A redeemable preferred stock, $0.0001 par value: 70,000 shares authorized, 34,999.5 shares issued and outstanding		49,085	—	—
Stockholders' equity:	$
Common stock, $0.0001 par value: 2,000 class A shares authorized, 1,000 shares issued and outstanding; 300 class B shares authorized, no shares issued and outstanding		1	—	—
Preferred stock, $0.0001 par value: shares authorized, no shares issued and outstanding		—	—	—
Common stock, $0.0001 par value: shares authorized, shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted		—	49,086
Accumulated deficit		$(531)	(531)
Accumulated other comprehensive income		$58	58
Noncontrolling interest		$957	957
Total stockholders' equity		$485	49,570
Total capitalization		$130,116	130,116

 DILUTION

              If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the public offering price per share of our common stock is substantially in excess of net tangible book value per share attributable to existing stockholders for the presently outstanding stock. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of shares outstanding. Our net tangible book value at December 31, 2009 was            , or $            pro forma per share, based upon            shares outstanding.

              After giving effect to the sale of            shares of common stock in this offering at a price of            per share, the midpoint of the sale price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2009 would have been approximately $             million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders, and an immediate dilution in net tangible book value of $            per share to new investors, or approximately        % of the offering price of $            per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2009	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share of common stock after this offering
Dilution per share to new investors	$

              The following table shows on a pro forma basis at December 31, 2009, after giving effect to the total cash consideration paid to us, the average price per share paid by existing stockholders and by new investors in this offering before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Existing stockholders
New investors
Total

              The above table excludes 643,951 shares of common stock reserved for issuance under our 2010 Stock Incentive Plan, which we intend to adopt prior to completing this offering, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1) 423,924 shares to certain members of senior management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with the company; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and directors is based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares issued or issuable to employees and independent directors is based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

              The following tables set forth our summary consolidated financial and other data. We derived our summary consolidated financial and other data as of December 31, 2008 and 2009, for the period from January 1, 2007 through September 26, 2007, for the period from September 27, 2007 through December 31, 2007, and for the years ended December 31, 2008 and 2009 from our audited consolidated financial statements, which are included elsewhere in this prospectus.

              The selected consolidated balance sheet data of the predecessor as of December 31, 2005 and 2006, and the selected consolidated statement of operations and cash flow data of the predecessor for the years then ended, have been derived from audited consolidated financial statements which are not presented in this prospectus.

              The combined historical results of operations for the year ended December 31, 2007 were derived from the audited consolidated financial statements of our predecessor and the successor and are calculated by adding the results of operations of our predecessor from January 1, 2007 through September 26, 2007 with results of operations from September 27, 2007 through December 31, 2007. Therefore, the combined financial data presented below for the year ended December 31, 2007 do not comply with generally accepted accounting principles in the United States (GAAP) and are being presented solely for comparison purposes. The combined information should not be used in isolation or substitution of the results of operations of either our predecessor period or our successor period presented in accordance with GAAP. This data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the 2007 acquisition occurred on January 1, 2007 or that may be obtained for any future period. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              Our selected consolidated financial and other data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not include all of the data contained in our financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this prospectus and the sections of this prospectus entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization."

	Predecessor(1)			Successor	Combined(1)	Successor
	Year Ended December 31, 2005	Year Ended December 31, 2006	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$162,267	$189,948	$162,227	$43,347	$205,574	$141,924	$149,622
Cost of revenues	109,788	135,333	105,075	32,787	137,862	101,769	98,127

Gross profit	52,479	54,615	57,152	10,560	67,712	40,155	51,495
Operating expenses:
General and administrative			12,711	4,211	16,922	14,010	14,877
Research and development			10,290	3,328	13,618	7,024	6,889
Selling and marketing			1,140	354	1,494	1,984	5,115

Total operating expenses	20,382	26,750	24,141	7,893	32,034	23,018	26,881

Operating income	32,097	27,865	33,011	2,667	35,678	17,137	24,614
Other income (expense):
Interest income	293	594	205	95	300	305	157
Interest expense	(4,785)	(4,286)	(3,395)	(2,307)	(5,702)	(7,070)	(6,163)
Other income (expense)(2)	12,052	1,662	(1,207)	(12,906)	(14,113)	5,962	(987)

Total other income (expense)	7,560	(2,030)	(4,397)	(15,118)	(19,515)	(803)	(6,993)
Net income (loss) before income taxes and noncontrolling interest	39,657	25,835	28,614	(12,451)	16,163	16,334	17,621
Income tax expense (benefit)	17,800	6,100	10,000	(4,500)	5,500	6,000	5,330

Net income (loss)	21,857	19,735	18,614	(7,951)	10,663	10,334	12,291
Less: Net (income) loss related to noncontrolling interest(3)	—	(257)	(473)	232	(241)	(230)	(239)

Net income (loss) attributable to Erickson Air-Crane Incorporated	21,857	19,478	18,141	(7,719)	10,422	10,104	12,052
Dividends on redeemable preferred stock	—	—	—	1,403	1,403	5,877	6,806

Net income (loss) attributable to common stockholders	$21,857	$19,478	$18,141	$(9,122)	$9,019	$4,227	$5,246

Net income (loss)	21,857	19,735	18,614	(7,951)	10,663	10,334	12,291
Other comprehensive income (loss):
Foreign currency translation adjustment	23	(17)	614	98	712	(540)	571
Comprehensive income (loss)	$21,880	$19,718	$19,228	$(7,853)	$11,375	$9,794	$12,862

Earnings (loss) per share attributable to common stockholders
Basic	$10,928.50	$9,739.00	$9,070.50	$(9,122.00)	$9,019.00	$4,227.00	$5,246.00

Diluted	$10,928.50	$9,739.00	$9,070.50	$(9,122.00)	$9,019.00	$4,227.00	$5,246.00

Weighted average shares outstanding
Basic	2,000	2,000	2,000	1,000	1,000	1,000	1,000

Diluted	2,000	2,000	2,000	1,000	1,000	1,000	1,000

Pro forma earnings (loss) per share (unaudited):(4)
Basic	$2.95	$2.63	$2.45	$(1.04)	$1.41	$1.36	$1.63

Diluted	2.72	$2.42	$2.25	$(1.04)	$1.29	$1.26	$1.50

Pro forma weighted average shares outstanding (unaudited):(4)
Basic	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436

Diluted	8,049,387	8,049,387	8,049,387	7,405,436	8,049,387	8,049,387	8,049,387

	Predecessor(1)		Successor
	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,696	$8,946	$9,675	$2,303	$3,536
Aircranes, property, plant and equipment, net	44,064	43,707	46,804	46,998	44,829
Working capital (deficit)(5)	(23,903)	(19,723)	5,359	(2,754)	(580)
Total assets	184,731	198,335	162,740	168,369	178,967
Total debt(6)	26,229	44,181	84,097	86,208	80,546
Series A redeemable preferred stock(7)	—		36,402	42,279	49,085
Stockholders' equity:
Common stock	2,000	2,000	1	1	1
Total stockholders' equity (deficit)	76,623	96,353	(8,008)	(4,454)	485

	Predecessor(1)			Successor	Combined(1)	Successor
	Year Ended December 31, 2005	Year Ended December 31, 2006	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(5,707)	$(10,638)	$(3,966)	$24,818	$20,852	$(8,717)	$9,900
Investing activities	14,872	(7,766)	667	(91,970)	(91,303)	546	(2,667)
Financing activities	(3,046)	17,680	1,152	69,737	70,889	2,111	(5,662)

(1)
2005, 2006, and the period from January 1, 2007 through September 26, 2007 do not include the effect of fair value purchase accounting adjustments resulting from our acquisition on September 27, 2007. The combined financial data presented for the year ended December 31, 2007 do not comply with GAAP and are being presented solely for comparison purposes. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business."

(2)
Other income (expense) for the period ended December 31, 2005 includes gains of $7.1 million in mark-to-market foreign currency adjustments and a $5.6 million gain related to an insurance settlement with respect to an Aircrane accident; for the period ended December 31, 2007 includes $12.5 million in litigation settlement expenses; and for the year ended December 31, 2008 includes a $4.3 million gain related to an insurance settlement with respect to an Aircrane accident.

(3)
Effective January 1, 2009, we adopted the new accounting guidance for noncontrolling interests, which changed the accounting for and the reporting of minority interest, now referred to as noncontrolling interests. This resulted in the reclassification of minority interest amounts, previously classified as a separate component of equity, to "Noncontrolling Interest," a component within permanent equity on the consolidated balance sheets. Additionally, net income (loss) and comprehensive income (loss) attributable to noncontrolling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) on the consolidated statements of operations and statements of changes in stockholders' deficit. We applied the new accounting guidance prospectively, except for the presentation and disclosure requirements, which have been applied retroactively for all periods presented.

(4)
Pro forma amounts give effect to our recapitalization in connection with this offering, including the conversion of Series A Redeemable Preferred Stock into common stock. The pro forma weighted diluted share amounts also include 643,951 shares of restricted common stock, or rights to receive common stock, of which we intend to issue 448,924 shares, or rights to receive shares, concurrently with this offering under our proposed 2010 Stock Incentive Plan, (except for the period September 27, 2007 through December 31, 2007, because the effect of including these shares would be anti-dilutive). See "Explanatory Note Regarding Recapitalization" and "Executive Compensation—2010 Stock Incentive Plan."

(5)
Working capital (deficit) is calculated as our current assets less our current liabilities.

(6)
Debt is comprised of our revolving line of credit, our term loan, and our second lien agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

(7)
Represents redeemable preferred stock which will be converted into common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization"

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the related notes to those statements included in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs, and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this prospectus, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

              As noted in the "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation," our company was acquired in a merger transaction on September 27, 2007. In this prospectus, we refer to the periods ended on or prior to September 26, 2007 as "predecessor" periods, and periods beginning on or after September 27, 2007 as "successor" periods. The consolidated results for the year ended December 31, 2007, which we refer to as "combined" throughout this discussion and analysis, were derived from the results for the 2007 predecessor period and the 2007 successor period. Although the combined data does not comply with GAAP, or with the SEC rules for pro forma presentation, we discuss the combined financial data because we believe this data is useful in comparing our results for the years ended December 31, 2007 and December 31, 2008. In addition, as a result of the application of fair value purchase accounting as of the acquisition date, financial information for the combined periods in this discussion and analysis is not fully comparable on a period-by-period basis, particularly with respect to costs associated with the sale of support parts, interest expense, depreciation, and amortization. See "—Results of Operations" and "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

Overview of the Business

              We specialize in the operation and manufacture of the Erickson S-64 Aircrane, one of the world's most versatile, powerful, and efficient heavy-lift helicopters. The S-64 Aircrane has a lift capacity of up to 25,000 lbs. and is the only commercial aircraft built specifically as a flying crane without a fuselage for internal loads. The S-64 is also the only commercial heavy-lift helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities. We own a fleet of 17 S-64s which we use to support a wide variety of government and commercial customers across a broad range of critical aerial services, including firefighting, timber harvesting, and infrastructure construction. We also manufacture S-64s and related components for sale to government and commercial customers and provide MRO services for the S-64 and other aircraft. We believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform, and that there are significant growth opportunities for our precision heavy-lift helicopter solutions.

              Our operations are aggregated into two reportable segments based on the nature of the product and services offered: Aerial Services; and Aircraft Manufacturing and Maintenance, Repair, and Overhaul (Manufacturing / MRO).

              Through our Aerial Services segment we offer a broad range of heavy-lift helicopter services using our worldwide fleet, including firefighting, timber harvesting, and infrastructure construction, and related crewing services. Our engineering staff has developed enhanced mission-specific capabilities and modifications for the S-64 that allow us to compete effectively and contribute to our market share. We typically lease our Aircranes to customers and provide associated crewing and maintenance services. Our pilots and mechanics are technical specialists with years of training. One of our growing offerings is to provide crewing for aircraft we have sold to various customers.

              Through our Manufacturing / MRO segment we manufacture Aircranes from existing airframes, manufacture new components on a contract basis, and provide customers with Federal

Aviation Administration and European Aviation Safety Agency certified MRO services in our AS9100 certified facility. We also offer cost per hour (CPH) contracts pursuant to which we provide all components and expendable supplies for a customer's aircraft at a fixed cost per flight hour. We believe CPH contracts help our customers better predict and manage their maintenance costs.

              We are headquartered in Portland, Oregon with production, maintenance, and logistics facilities in Central Point, Oregon. We currently maintain a year-round international presence with subsidiaries in Canada, Italy, and Malaysia, and a seasonal operating presence in Australia and Greece.

Our Operating Revenue

              Aerial Services.    Our Aerial Services revenue is derived primarily from contracts with government and commercial customers who use our services for firefighting, timber harvesting, crewing services, and infrastructure construction projects. Many of our contracts for aerial services are multi-year, and these contracts provide the majority of our current revenue backlog.

  •
  Firefighting Contracts.  We generally charge a daily standby fee for the contract period with an additional rate for hours flown; some contracts include a minimum number of hours to be flown before the hourly rate is charged. We have both domestic and international contracts, which may be exclusive-use or call-when-needed in nature. Exclusive-use contracts denote that we are obligated to provide, and our customer is obligated to take and pay for, the use of our services. Call-when-needed contracts are contracts with pre-negotiated terms under which we may elect to provide services if requested.

  •
  Timber Harvesting Contracts.  We generally operate on either an hourly rate structure or a per cubic meters of high grade timber delivered basis. We serve a variety of private customers in North America and Asia.

  •
  Infrastructure Construction Contracts.  Our infrastructure construction operations vary from short-term construction jobs (generally one to five days in duration) to longer-term jobs (several months in duration) within the construction, energy transmission, and energy generation industries.

  •
  Crewing Services.  For customers who purchase an S-64 Aircrane but lack qualified operating personnel, we offer pilots and field maintenance crews on annual or multi-year contracts. We have contracts in place crewing five of the nine aircraft we have sold since 2002.

              Manufacturing / MRO.    Our Manufacturing / MRO revenue is derived from the sale of S-64 Aircranes, from the sale of aircraft components, and from providing MRO and CPH services to various customers.

  •
  S-64 Aircrane Sales.  In our Central Point, Oregon facility we have the capability to remanufacture Aircranes on existing S-64 and CH-54 airframes. Customers who identify a year-round or otherwise critical application for an Aircrane may find it advantageous to own an S-64 rather than leasing our fleet's services. We have sold nine S-64s since 2002.

  •
  Component Part Sales.  We have an ongoing revenue stream from customers who own or operate either S-64s or the military version, CH-54, and require parts support for their helicopters. We are also pursuing aftermarket opportunities to develop component parts for other aircraft.

  •
  MRO Services.  Similar to component part sales, we have an ongoing revenue stream from customers who own or operate S-64s, CH-54s, or other aircraft and need their aircraft components repaired or overhauled by a certified facility.

  •
  CPH Services.  For customers who desire better predictability and stability in their aircraft operating costs, we offer contracts in which we provide all components and expendable supplies at a fixed cost per flight hour.

Our Operating Expenses

              Cost of Revenues.    Our cost of revenues consists of purchased materials; inventory; plant labor and overhead; aviation fuel; aircraft insurance; contract specific expenses associated with operating in various geographies; shipping costs for transporting our Aircranes; depreciation and amortization of our Aircranes, plant, property, and equipment; and pilot and field mechanic wages, benefits, and other related costs. As a result of the purchase accounting adjustments in connection with the 2007 acquisition, cost of revenues in successor periods reflects the lower carrying value of our Aircrane support parts that have been sold or used in our maintenance, repair and overhaul operations. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              Selling and Marketing.    Our selling and marketing expenses consist primarily of compensation, benefits, and travel related costs for sales and marketing employees and fees paid to contractors and consultants. Also included are expenses for trade shows, customer demonstrations, and public relations and other promotional and marketing activities.

              Research and Development.    Our research and development expenses consist primarily of wages, benefits, and travel for our engineering employees and fees paid to contractors and consultants. Also included are expenses for materials needed to support research and development efforts and expenses associated with testing and certification.

              General and Administrative.    Our general and administrative expenses consist primarily of wages, benefits, and travel for general and administrative employees and fees paid to contractors and consultants in executive, finance, accounting, information technology, human resources, and legal roles, including employees in our foreign subsidiaries involved in these activities. Also included are expenses for legal, accounting, and other professional services and bank fees.

              Other Income (Expense), Net.    Our other income (expense) consists of the interest paid on outstanding debt and realized/unrealized foreign exchange gains and losses, amortization of debt issuance costs, interest related to tax contingencies, as well as certain other charges and income, such as legal settlements, due diligence expenses, amortization and write-off of deferred financing fees, and insurance settlements. With regard to foreign exchange gains and losses, our operations in foreign countries are largely self-hedged, with the majority of our European, Canadian, and Asian contracts having both revenues and local expenses paid in the local currency; in addition, some of our contracts provide for rate adjustments based on changes in currency exchange rates. For any currency exposure that is not self-hedged, we sometimes enter into forward contracts to reduce our currency risk.

Trends and Uncertainties Affecting Our Business

              Effect of 2007 Acquisition.    Our company was acquired in a merger transaction on September 27, 2007, in which the buyers acquired 100% of our outstanding common stock for $93.1 million, which amount included direct acquisition costs of $3.4 million. The acquisition was accounted for as a purchase in accordance with the Financial Accounting Standard Board's Accounting Standards Codification No. 805. As a result, we allocated the purchase price to the assets acquired and the liabilities assumed at the date of the acquisition based on their estimated fair value as of the closing date. In addition, we recorded certain fair value purchase accounting adjustments which have affected cost of revenues for successor periods. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              Aircrane Sales.    A sale of an Aircrane has a material effect on our financial results, and Aircrane sales have been a dominant factor in fluctuations in our year-over-year results. Although we have focused our sales and marketing efforts on increasing Aircrane sales, sales are not guaranteed in a particular financial period or at all. In the five years between 2005 and 2009, we sold one, three, three, zero, and one Aircrane(s), respectively. Since 2002, we have sold nine Aircranes.

              Seasonality.    Our Aerial Services operations in any given location are heavily seasonal and depend on prevailing weather conditions. Our flight hours are substantially reduced in winter or monsoon seasons. The global deployment of our helicopters and crews helps to somewhat limit the effect of seasonality, but our Aerial Services operations tend to peak in June through October and to be at a low point in January through April.

Results of Operations

2009 Compared to 2008

              The following table represents our consolidated operating results for 2009 compared to 2008:

	Successor
	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	Change
	(in 000s)		(in 000s)		(in 000s)%
Net revenues:
Aerial Services	$136,548	96.2	$113,603	75.9	$(22,945)	(16.8)
Manufacturing / MRO	5,376	3.8	36,019	24.1	30,643	570.0

Total revenues	141,924	100.0	149,622	100.0	7,698	5.4
Cost of revenues:
Aerial Services	96,750	70.9	76,855	67.7	(19,895)	(20.6)
Manufacturing / MRO	5,019	93.4	21,272	59.1	16,253	323.8

Total cost of revenues	101,769	71.7	98,127	65.6	(3,642)	(3.6)

Gross profit
Aerial Services	39,798	29.1	36,748	32.3	(3,050)	(7.7)
Manufacturing / MRO	357	6.6	14,747	40.9	14,390	4,030.8

Total gross profit	40,155	28.3	51,495	34.4	11,340	28.2
Operating expenses:
General and administrative	14,010	9.9	14,877	9.9	867	6.2
Research and development	7,024	4.9	6,889	4.6	(135)	(1.9)
Selling and marketing	1,984	1.4	5,115	3.4	3,131	157.8

Total operating expenses	23,018	16.2	26,881	18.0	3,863	16.8

Income from operations	17,137	12.1	24,614	16.5	7,477	43.6
Other income (expense), net:
Interest income	305	0.2	157	0.1	(148)	(48.5)
Interest expense	(7,070)	(5.0)	(6,163)	(4.1)	907	(12.8)
Other income (expense), net	5,962	4.2	(987)	(0.7)	(6,949)	(116.6)

Total other income (expense)	(803)	(0.6)	(6,993)	(4.7)	(6,190)	770.9

Net income (loss) before income taxes and noncontrolling interest	16,334	11.5	17,621	11.8	1,287	7.9
Income tax expense (benefit)	(6,000)	(4.2)	(5,330)	(3.6)	670	(11.2)

Net income (loss)	$10,334	7.3	$12,291	8.2	$1,957	18.9
Less: Net (income) loss related to noncontrolling interest	(230)	(0.2)	(239)	(0.2)	(9)	3.9

Net income (loss) attributable to Erickson Air-Crane Incorporated	$10,104	7.1	$12,052	8.1	$1,948	19.3
Dividends on redeemable preferred stock	5,877	4.1	6,806	4.5	929	15.8

Net income attributable to common stockholders	$4,227	3.0	$5,246	3.5	$1,019	24.1

Revenues

              Consolidated revenue increased by $7.7 million, or 5.4%, to $149.6 million in 2009 from $141.9 million in 2008.

              Aerial Services.    Aerial Services revenue decreased by $22.9 million, or 16.8%, to $113.6 million in 2009 from $136.5 million in 2008. Revenue flight hours for Aerial Services during 2009 decreased 15.1% to 8,132 from 9,583 in 2008.

              The following are our revenue and revenue flight hours by type of contract for the years ending December 31, 2009 and 2008:

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2009	Change	Change
	(in 000s)	(in 000s)	(in 000s)%
Aerial Services Revenue:
Firefighting	$82,454	$74,802	$(7,652)	(9.3)
Timber Harvesting	40,233	23,624	(16,609)	(41.3)
Infrastructure Construction	8,493	7,494	(999)	(11.8)
Crewing	5,368	7,683	2,315	43.1

Total Aerial Services revenue	$136,548	$113,603	$(22,945)	(16.8)

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2009	Change	Change
				%
Aerial Services Revenue Flight Hours:
Firefighting	3,309	3,332	23	0.7
Timber Harvesting	5,260	3,611	(1,649)	(31.3)
Infrastructure Construction	549	406	(143)	(26.0)
Crewing	465	783	318	68.4

Total Aerial Services revenue flight hours	9,583	8,132	(1,451)	(15.1)

  •
  Firefighting revenue decreased by $7.7 million, or 9.3%, to $74.8 million in 2009 from $82.5 million in 2008. This decrease was primarily due to the expiration and renegotiation of a multi-year European firefighting contract, which resulted in delayed contract start dates in 2009. As part of the renegotiation, this contract was transitioned in part from an Aerial Services contract to a Manufacturing / MRO contract, which also impacted the firefighting revenues in this period. Firefighting in North America and Asia Pacific experienced strong fire seasons, which partially offset the decrease in European firefighting.

  •
  Timber Harvesting revenue decreased by $16.6 million, or 41.3%, to $23.6 million in 2009 from $40.2 million in 2008. This decrease was primarily due to a worldwide timber harvesting decline and global economic downturn.

  •
  Infrastructure Construction revenue decreased by $1.0 million, or 11.8%, to $7.5 million in 2009 from $8.5 million in 2008. This decrease was primarily due to the global economic downturn.

  •
  Crewing revenue increased by $2.3 million, or 43.1%, to $7.7 million in 2009 from $5.4 million in 2008. The increase was due to the shift in the contract structure with a significant European customer.

              Manufacturing / MRO.    Manufacturing / MRO revenue increased by $30.6 million to $36.0 million in 2009 from $5.4 million in 2008. The sale of an aircraft contributed the majority of the increase. Additionally, as described above, our CPH business increased due to a partial transition from an Aerial Services contract to a Manufacturing / MRO contract with a significant European customer.

Gross Profit

              Consolidated gross profit increased by $11.3 million, or 28.2%, to $51.5 million in 2009 from $40.2 million in 2008.

              Aerial Services.    Aerial Services gross profit decreased by $3.1 million, or 7.7%, to $36.7 million in 2009 from $39.8 million in 2008. Gross profit margin was 32.3% in 2009 compared to 29.1% in 2008. The revenue decrease of $22.9 million from 2008 to 2009 was the primary driver of the gross profit decline. The decrease in gross profit resulting from the revenue decline was partially offset by improved margins on our firefighting and timber harvesting contracts due to favorable pricing and contract terms, and lower costs due to spending controls implemented in 2009. Also offsetting the revenue decrease impact was lower overall spending to align with the change in revenues.

              Manufacturing / MRO.    Manufacturing / MRO gross profit increased by $14.4 million to $14.7 million in 2009 from $0.4 million in 2008. Gross profit margin was 40.9% in 2009 compared to 6.6% in 2008. The increase was primarily due to the sale of an aircraft, the addition of a CPH contract, and improved plant efficiencies.

Operating Expenses

              Operating expenses, which include general and administration, research and development, and selling and marketing increased by $3.9 million, or 16.8%, to $26.9 million in 2009 from $23.0 million in 2008. The increase was primarily due to an overall investment in our sales and marketing and finance functions, including the addition of key personnel.

Other Income (Expense), Net

              Other income (expense), net increased by $6.2 million to $7.0 million of expense in 2009 from $0.8 million of expense in 2008. Interest expense decreased by $0.9 million to $6.2 million in 2009 from $7.1 million in 2008. Other items include amortization of debt issuance costs of $0.8 million in 2008 and $1.0 million in 2009, interest expense of $0.7 million in 2008 and $0.5 million in 2009 related to amounts accrued for tax uncertainties, interest related to tax contingencies, and foreign exchange gains and losses. In 2008, these items were offset by a $4.3 million gain from net insurance proceeds related to an aircraft loss in Italy and mark-to-market gains on foreign exchange contracts of $1.1 million due to the strengthening of the Euro.

Income Tax Expense

              Income tax expense decreased by $0.7 million, or 11.2%, to $5.3 million in 2009 from $6.0 million in 2008. The effective tax rate in 2009 was 30.3% compared to 36.7% in 2008.

Net Income Attributable to Erickson Air-Crane Incorporated

              Net income attributable to Erickson Air-Crane Incorporated increased by $1.9 million, or 19.3%, to $12.1 million in 2009 from $10.1 million in 2008.

2008 Compared to 2007

              The following tables present combined historical results of operations for the years ended December 31, 2007 and 2008, and were derived from the audited consolidated financial statements of our predecessor period from January 1, 2007 through September 26, 2007 and our successor period from September 27, 2007 through December 31, 2007 and our successor period ended December 31, 2008. The combined information for 2007 is a non-GAAP financial measure and is presented in this discussion and analysis for comparison purposes only. It should not be used in isolation or substitution of the results of operations of either the predecessor or successor for 2007.

              In addition, operating results for the 2007 and 2008 successor periods have been affected by adjustments to our cost of revenue and certain operating expenses in connection with purchase accounting related to our acquisition. As a result of these adjustments, our predecessor consolidated financial statements and our successor consolidated financial statements are not necessarily comparable. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              The following table represents our consolidated operating results for 2008 compared to 2007:

	Predecessor	Successor	Combined		Successor
	January 1, 2007 through September 26, 2007	September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	% of Revenues	Year Ended December 31, 2008	% of Revenues	Change	Change
	(in 000s)	(in 000s)	(in 000s)		(in 000s)		(in 000s)%
Revenues:
Aerial Services	$126,355	$25,524	$151,879	73.9	$136,548	96.2	$(15,331)	(10.1)
Manufacturing / MRO	35,872	17,823	53,695	26.1	5,376	3.8	(48,319)	(90.0)

Total revenues	162,227	43,347	205,574	100.0	141,924	100.0	(63,650)	(31.0)
Cost of revenues:
Aerial Services	80,715	19,722	100,437	66.1	96,750	70.9	(3,687)	(3.7)
Manufacturing / MRO	24,360	13,065	37,425	69.7	5,019	93.4	(32,406)	(86.6)

Total cost of revenues	105,075	32,787	137,862	67.1	101,769	71.7	(36,093)	(26.2)

Gross profit
Aerial Services	45,640	5,802	51,442	33.9	39,798	29.1	(11,644)	(22.6)
Manufacturing / MRO	11,512	4,758	16,270	30.3	357	6.6	(15,913)	(97.8)

Total gross profit	57,152	10,560	67,712	32.9	40,155	28.3	(27,557)	(40.7)
Operating expenses:
General and administrative	12,711	4,211	16,922	8.2	14,010	9.9	(2,912)	(17.2)
Research and development	10,290	3,328	13,618	6.6	7,024	4.9	(6,594)	(48.4)
Sales and marketing	1,140	354	1,494	0.7	1,984	1.4	490	32.8

Total operating expenses	24,141	7,893	32,034	15.6	23,018	16.2	(9,016)	(28.1)

Income from operations	33,011	2,667	35,678	17.4	17,137	12.1	(18,541)	(52.0)
Other income (expense), net:
Interest income	205	95	300	0.1	305	0.2	5	1.7
Interest expense	(3,395)	(2,307)	(5,702)	(2.8)	(7,070)	(5.0)	(1,368)	24.0
Other income (expense), net	(1,207)	(12,906)	(14,113)	(6.9)	5,962	4.2	20,075	(142.2)

Total other income (expense)	(4,397)	(15,118)	(19,515)	(9.5)	(803)	(0.6)	18,712	(95.9)

Net income (loss) before income taxes and noncontrolling interest	28,614	(12,451)	16,163	7.9	16,334	11.5	171	1.1
Income tax expense (benefit)	(10,000)	4,500	(5,500)	(2.7)	(6,000)	(4.2)	(500)	9.1

Net income (loss)	$18,614	$(7,951)	$10,663	5.2	$10,334	7.3	$(329)	(3.1)
Less: Net (income) loss related to noncontrolling interest	(473)	232	(241)	(0.1)	(230)	(0.2)	11	(4.6)

Net income (loss) attributable to Erickson Air-Crane Incorporated	$18,141	$(7,719)	$10,422	5.1	$10,104	7.1	$(318)	(3.1)
Dividends on redeemable preferred stock	—	1,403	1,403	(0.7)	5,877	(4.1)	4,474	318.9

Net income (loss) attributable to common stockholders	$18,141	$(9,122)	$9,019	4.4	$4,227	3.0	$(4,792)	(53.1)

Revenues

              Consolidated revenue decreased by $63.7 million, or 31.0%, to $141.9 million in 2008 from $205.6 million in 2007.

              Aerial Services.    Aerial Services revenue decreased by $15.3 million, or 10.1%, to $136.5 million in 2008 from $151.9 million in 2007. Revenue flight hours for Aerial Services during 2008 decreased 35.6% to 9,583 from 14,886 in 2007. Several aircraft were pulled out of service in 2008 for repair and overhaul, while limited repair and overhaul activities were performed in 2007 prior to the sale of the company. Sales and marketing efforts in 2008 resulted in several signed multi-year contracts for our services beginning in mid-2008.

              Following are revenue and revenue flight hours by type of contract for the years ending December 31, 2008 and 2007:

	Predecessor	Successor	Combined	Successor
	January 1, 2007 through September 26, 2007	September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Change	Change
	(in 000s)	(in 000s)	(in 000s)	(in 000s)	(in 000s)%
Aerial Services Revenue:
Firefighting	$69,523	$12,003	$81,526	$82,454	$928	1.1
Timber Harvesting	48,162	11,450	59,612	40,233	(19,379)	(32.5)
Infrastructure Construction	2,963	1,867	4,830	8,493	3,663	75.8
Crewing	5,707	204	5,911	5,368	(543)	(9.2)

Total Aerial Services revenue	$126,355	$25,524	$151,879	$136,548	$(15,331)	(10.1)

	Predecessor	Successor	Combined	Successor
	January 1, 2007 through September 26, 2007	September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007	Year Ended December 31, 2008	Change	Change
						%
Aerial Services Revenue Flight Hours:
Firefighting	4,395	294	4,689	3,309	(1,380)	(29.4)
Timber Harvesting	7,554	1,531	9,085	5,260	(3,825)	(42.1)
Infrastructure Construction	226	147	373	549	176	47.2
Crewing	642	97	739	465	(274)	(37.1)

Total Aerial Services revenue flight hours	12,817	2,069	14,886	9,583	(5,303)	(35.6)

  •
  Firefighting revenue increased by $0.9 million, or 1.1%, to $82.5 million in 2008 from $81.5 million in 2007. During 2007, Europe experienced an above-average fire season compared to 2008. In North America, the seasons were comparable from an activity standpoint; however, contract pricing rates were higher in 2008 due to the shift from an exclusive-use contract in 2007 to a call-when-needed contract for a particular customer.

  •
  Timber Harvesting revenue decreased by $19.4 million, or 32.5%, to $40.2 million in 2008 from $59.6 million in 2007. This decrease was primarily due to a decline in global lumber demand.

  •
  Infrastructure Construction revenue increased by $3.7 million, or 75.8%, to $8.5 million in 2008 from $4.8 million in 2007. This overall increase was primarily due to our renewed focus on construction, which led to several high-value contracts, including a major powerline construction contract.

  •
  Crewing revenue decreased by $0.5 million, or 9.2%, to $5.4 million in 2008 from $5.9 million in 2007. During 2007, Europe experienced an above-average fire season compared to 2008, driving higher flight hours in 2007 compared to 2008.

              Manufacturing / MRO.    Manufacturing / MRO revenue decreased by $48.3 million to $5.4 million in 2008 from $53.7 million in 2007. The majority of this decrease is due to aircraft sales, with three aircraft delivered and the corresponding revenue of $50.7 million recorded in 2007 and none in 2008.

Gross Profit

              Consolidated gross profit decreased by $27.6 million, or 40.7%, to $40.2 million in 2008 from $67.7 million in 2007.

              Aerial Services.    Aerial Services gross profit decreased by $11.6 million, or 22.6%, to $39.8 million in 2008 from $51.4 million in 2007. Gross profit was 29.1% in 2008 compared to 33.9% in 2007. The revenue decrease of $15.3 million from 2007 to 2008 was the primary reason for the decrease in gross profit. Higher aircraft maintenance and insurance costs also contributed to the decrease in gross profit. We also recorded certain fair value accounting adjustments which have impacted cost of revenues. See "Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation."

              Manufacturing / MRO.    Manufacturing / MRO gross profit decreased by $15.9 million to $0.4 million in 2008 from $16.3 million in 2007. Gross profit margin was 6.6% in 2008 compared to 30.3% in 2007. The change was primarily due to the decrease in aircraft sales.

Operating Expenses

              Operating expenses, which include general and administration, research and development, and selling and marketing decreased by $9.0 million, or 28.1%, to $23.0 million in 2008 from $32.0 million in 2007. The decrease was primarily driven by cost cutting measures undertaken in general and administrative expenses, and lower research and development expenses as a result of completing the majority of our investment in our S-64F model main rotor blade production program ($5.5 million in 2007 and $1.1 million in 2008).

Other Income (Expense), Net

              Other income (expense), net decreased by $18.7 million to a $0.8 million expense in 2008 from a $19.5 million expense in 2007. Interest expense increased by $1.4 million to $7.1 million in 2008 from $5.7 million in 2007. Other income (expense) also consists of foreign exchange gains and losses, amortization of debt issuance costs associated with our credit agreement, interest related to tax contingencies, and non-recurring gains or losses. The change year over year was due to the recording in 2007 of non-recurring items including $12.5 million in litigation settlement expenses and expenses associated with the sale of the company.

Income Tax Expense

              Income tax expense increased by $0.5 million, or 9.1%, to $6.0 million in 2008 from $5.5 million in 2007. The effective tax rate in 2008 was 36.7%, compared to 34.0% in 2007.

Net Income Attributable to Erickson Air-Crane Incorporated

              Net income attributable to Erickson Air-Crane Incorporated decreased by $0.3 million, or 3.1%, to $10.1 million in 2008 from $10.4 million in 2007.

Liquidity and Capital Resources

              We believe that our cash flows from operations, together with cash on hand and the availability under the existing revolving credit facility, provide us with the ability to fund our operations, make planned capital expenditures, and make scheduled debt service payments for at least the next 12 months. However, such cash flows are dependent upon our future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business, and other factors, including the conditions of our markets, some of which are beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance such debt obligations, obtain additional financing, or sell assets. We cannot assure you that our business will generate cash from operations, or that we will be able to obtain financing from other sources, sufficient to satisfy our debt service or other requirements.

              The following chart is a condensed presentation of our statement of cash flows for the years ending December 31, 2009 and 2008 (in thousands):

	Successor
	Year Ended December 31, 2008	Year Ended December 31, 2009	$ Change
Net cash provided by (used in) operating activities	$(8,717)	$9,900	$18,617
Net cash provided by (used in) investing activities	546	(2,667)	(3,213)
Net cash provided by (used in) financing activities	2,111	(5,662)	(7,773)
Foreign-currency effect on cash and cash equivalents	(1,312)	(338)	974

Net increase (decrease) in cash and cash equivalents	(7,372)	1,233	8,605
Cash and cash equivalents at beginning of period	9,675	2,303	(7,372)

Cash and cash equivalents at the end of period	$2,303	$3,536	$1,233

Sources and Uses of Cash

              At December 31, 2009, we had cash and cash equivalents on hand of $3.5 million compared to $2.3 million at December 31, 2008. At December 31, 2009, we had restricted cash of $5.0 million compared to $4.9 million at December 31, 2008. Our cash and cash equivalents are intended to be used for working capital, capital expenditures, and debt repayments. Our restricted cash is used to secure a performance bond on certain European contracts.

              Net Cash provided by (used in) operating activities.    In 2009, cash provided by operations was $9.9 million compared to cash used in operations of $8.7 million for 2008. During 2009, $12.3 million was provided by net income and $8.4 million was provided by adjustments reconciling net income to net cash provided by operating activities (depreciation of $4.4 million, deferred income taxes of $3.4 million, amortization of debt issuance costs of $1.0 million, partially offset by a gain on disposal of equipment of $0.3 million). In addition, $10.8 million of cash was used in operating assets and liabilities ($8.0 million increase in Aircrane support parts, $4.9 million increase in accounts receivable primarily related to the sale of an aircraft in December 2009, and $3.8 million decrease in accrued liabilities primarily due to cash used in the settlement of a 2007 lawsuit, partially offset by a $2.7 million federal tax refund related to an operating loss carry-back to 2006).

              During 2008, $10.3 million was provided by net income and $7.3 million was provided by adjustments reconciling net income to net cash provided by operating activities (deferred income taxes of $7.2 million, depreciation of $3.9 million, and amortization of debt issuance costs of $0.8 million, partially offset by a $4.3 million gain from net insurance proceeds related to an aircraft loss in Italy and a gain on disposal of equipment of $0.3 million, see "—Net Cash provided by (used in) financing activities," below). In addition, $26.3 million of cash was used in operating assets and liabilities ($15.7 million increase in Aircrane support parts, $10.7 million decrease in accrued liabilities primarily due to cash used in the settlement of a 2007 lawsuit, and $5.1 million increase in Aircranes held for sale due to work in process builds of two aircraft, partially offset by other amounts including a $5.2 million decrease in accounts receivable).

              Net Cash provided by (used in) investing activities.    Cash used in investing activities was $2.7 million for the year ended December 31, 2009 compared to cash provided by investing activities of $0.5 million for the year ended December 31, 2008. The use of cash in 2009 was primarily due to routine capital expenditures. During 2008, we used cash for routine capital expenditures, capital upgrades to several Aircranes in our fleet, and the posting of restricted cash for a performance bond on a contract in Europe, offset by insurance proceeds related to the loss of an aircraft.

              Net Cash provided by (used in) financing activities.    Cash used in financing activities was $5.7 million for the year ended December 31, 2009 compared to cash provided by financing activities of $2.1 million for the year ended December 31, 2008. The use of cash in 2009 was primarily due to reductions in long-term debt of $5.4 million. Cash provided by financing activities in 2008 was due to net borrowings of $7.5 million from our revolving credit facility offset by reductions in long-term debt of $5.4 million.

Description of Indebtedness

              The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Revolving Line of Credit

              On September 27, 2007, we entered into a Credit Agreement with KeyBank National Association, which contains a $40.0 million working capital revolving line of credit (Revolver) which terminates on October 1, 2012. Our Credit Agreement includes an alternative currency sublimit under the Revolver of $10.0 million, which provides for borrowing in Euros, Canadian dollars, Australian dollars, and other approved currencies. Additionally, the Agreement contains a letter of credit sublimit up to a maximum of $15.0 million. The commitment under the Revolver is shared between KeyBank (62.5%) and Bank of the West (37.5%).

              The interest rate on the Revolver is calculated based on LIBOR or a base rate. The base rate is the higher of the federal funds rate plus 150 b.p. and the prime rate as quoted by KeyBank, plus a base rate margin depending on the level of the Funded Debt to Bank EBITDA ratio as defined in our Credit Agreement, and may be converted to LIBOR based interest. The prime rate was 3.25% as of December 31, 2009 and the applicable margin rate was 0.25%. Margin rates are tied to our total debt leverage covenant (that is, Funded Debt to Bank EBITDA) per our Credit Agreement. We pay a quarterly unused commitment fee between 0.25% and 0.50% and fees between 2.00% and 2.75% on outstanding letters of credit, both of which are based on the level of the Funded Debt to Bank EBITDA ratio. Due to the seasonality of our business, the amount outstanding on the Revolver during the fiscal year varies significantly. During the fiscal years ended December 31, 2009 and December 31, 2008, the outstanding balance on the Revolver, excluding letters of credit, ranged from $0.5 million to $27.2 million and zero to $29.1 million, respectively. The outstanding balance on the Revolver, excluding letters of credit, as of December 31, 2009 and 2008 was $7.3 million and $7.5 million, respectively. We also had $2.8 million and $2.7 million in outstanding standby letters of credit against the Revolver as of December 31, 2009 and 2008, respectively.

              The Revolver contains several affirmative and negative covenants customary for similar revolving lines of credit, including leverage ratio tests based on maximum senior Funded Debt and maximum total Funded Debt to Bank EBITDA, a minimum fixed charge coverage ratio and a rolling minimum net worth test. Under the Revolver we have affirmative covenants to, among other things, deliver certain financial statements, notices, and certificates to our lenders and maintain certain insurance policies. The negative covenants include limitations on indebtedness, liens, acquisitions, mergers and dispositions, investments, fundamental changes, certain lease transactions, restricted payments, transactions with affiliates agreements that burden our subsidiaries, and capital expenditures. See "—Bank EBITDA."

              The Revolver contains customary events of default including payment defaults, breaches of covenants and representations and warranties, cross-defaults with respect to other debt, events of bankruptcy or insolvency, judgment defaults, specified defaults related to ERISA, defaults related to a change of control of Erickson Air-Crane Incorporated, a guarantor default or invalidity of a guaranty, default related to the failure of collateral documents or the invalidity of loan documents, and default upon the occurrence of a material adverse effect.

              The Revolver is secured by a security interest in our real and personal property and interests in property and proceeds thereof, including, but not limited to, the type certificates and supplemental type certificates for our aircraft.

Term Debt

              On September 27, 2007, we entered into a Master Aircraft Loan and Security Agreement with The Prudential Insurance Company of America. The agreement contains a $65.0 million term loan facility and terminates on October 1, 2012. The term debt agreement requires 60 consecutive monthly principal payments of $0.5 million beginning November 1, 2007, together with variable interest calculated based on one-month LIBOR plus 2.75% (rate of 2.98% at December 31, 2009). The final principal installment of $37.9 million is due on maturity. The outstanding balance as of December 31, 2009 and 2008 was $53.3 million and $58.7 million respectively.

              The term debt agreement contains several covenants related to registration and operation, records and reports, maintenance, replacement of parts and accessories, alterations, modification and additions, maintenance of other engines, payment of obligations, change of name or location, inspection, aircraft registration, financial and other data, late payments, and transaction expenses. The term debt contains the same financial covenants as the Revolver.

              The term debt agreement contains customary events of default including, but not limited to, payment defaults; default related to failure to maintain insurance; breaches of covenants and representations and warranties; cross-defaults with respect to other debt; events of bankruptcy, insolvency, or dissolution; defaults related to a change of control of Erickson Air-Crane Incorporated; and default upon the occurrence of a material adverse effect.

              The term debt is secured by a security interest in specified engines, Aircranes, and real property.

Second Lien Debt

              On September 27, 2007, we entered into a Second Lien Credit Agreement with the D.B. Zwirn Special Opportunities Fund L.P., as Administrative Agent for Bernard National Loan Investors, Ltd. and Stonehouse Erickson Investment Co. LLC (Second Lien Credit Agreement). The agreement contains a $20.0 million term loan facility (Second Lien Debt) and terminates on April 1, 2013. On July 17, 2008, D.B. Zwirn Special Opportunities Fund L.P. resigned as Administrative Agent and ZM Private Equity Fund II, L.P was appointed. Current lenders of the loan facility include ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC. No periodic principal payments are required and the Second Lien Debt is payable in full at maturity. Interest is payable quarterly and is calculated based on three-month LIBOR plus 8.00% (rate of 8.29% at December 31, 2009).

              The Second Lien Credit Agreement contains several affirmative and negative covenants, including a maximum senior funded debt to adjusted Bank EBITDA covenant, a maximum total funded debt to Bank EBITDA covenant, a minimum fixed charge coverage ratio, and a rolling minimum net worth test. Under the Second Lien Credit Agreement we have affirmative covenants to, among other things, deliver specified financial statements, notices, and certificates to our lenders and maintain insurance policies. The negative covenants include limitations on indebtedness, liens, fundamental changes, mergers and dispositions, investments, defined lease transactions, restricted payments, transactions with affiliates, and burdensome agreements on subsidiaries. See "—Bank EBITDA."

              The Second Lien Credit Agreement contains customary events of default including payment defaults, breaches of covenants and representations and warranties, cross-defaults with respect to other debt, events of bankruptcy or insolvency, judgment defaults, specified defaults related to ERISA, defaults related to a change of control of Erickson Air-Crane Incorporated, a guarantor default or invalidity of a guaranty, default related to the failure of collateral documents or the invalidity of loan documents, and default upon the occurrence of a material adverse effect.

Bank EBITDA

              We use an adjusted EBITDA (Bank EBITDA) to monitor compliance with various financial covenants under our credit agreements. In addition to adjusting net income (loss) to exclude interest expense, provision for (benefit from) income taxes, and depreciation and amortization, Bank EBITDA also adjusts net income by excluding unrealized mark-to-market foreign exchange gains (losses), agreed litigation expenses, management fees, and restructuring costs, gains (losses) from disposal of equipment, interest related to tax contingencies, and other non-recurring costs. Bank EBITDA also assists us in monitoring our ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under our credit facilities unless we meet certain financial ratios and tests.

              Bank EBITDA, as presented herein, is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. Bank EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue, net income (loss), cash flow, or any other performance measure derived in accordance with GAAP. A reconciliation of net income to EBITDA to Bank EBITDA is provided below.

	Predecessor	Successor	Combined
	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	(Non-GAAP) (Unaudited) Year Ended December 31, 2007		Successor
(In thousands)					Year Ended December 31, 2008		Year Ended December 31, 2009
Bank EBITDA Reconciliation:
Net income (loss) attributable to Erickson Air-Crane Incorporated	$18,141	$(7,719)	$10,422		$10,104		$12,052
Interest expense, net	3,190	2,212	5,402		6,765		6,006
Tax expense (benefit)	10,000	(4,500)	5,500		6,000		5,330
Depreciation	5,440	901	6,341		3,863		4,378
Amortization of debt issuance costs	72	201	273		805		976

EBITDA	$36,843	$(8,905)	$27,938		$27,537		$28,742

Unrealized mark-to-market foreign exchange	(325)	165	(160)		(1,071)		992
Interest related to tax contingencies	527	210	736		680		500
Management fees(1)	0	125	125		500		500
Litigation expense	0	0	0		0		1,430
Other (gains) losses	2,434	12,200 (2)	14,634	(2)	(4,598	)(3)	(668)

Bank EBITDA	$39,479	$3,795	$43,273		$23,048		$31,496

(1)
Fees paid to a previous stockholder pursuant to a management agreement that terminated in 2010.

(2)
Includes $12.5 million of litigation settlement costs in 2007.

(3)
Includes a $4.3 million gain from an insurance settlement with respect to an Aircrane accident in 2008.

Restricted Cash

              Restricted cash of $5.0 million and $4.9 million represents the balance at December 31, 2009 and 2008, respectively, maintained at financial institutions, serving as asset collateral for performance bonds for certain European contracts.

Contractual Obligations

              As of December 31, 2009 we had $73.3 million of long-term debt (including current maturities). This amount consisted of the term debt of $53.3 million and the Second Lien Debt of $20.0 million.

              The following table sets forth our long-term contractual cash obligations as of December 31, 2009 (in thousands):

	Payment Due by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Contractual obligations:
Term debt(1)	$57,229	$6,957	$50,272	$—	$—
Second lien debt(1)	25,528	1,657	3,318	20,553	—
Operating leases	1,893	595	540	266	492

Total contractual obligations	$84,650	$9,209	$54,130	$20,819	$492

(1)
Amounts include principal and estimated interest payments

              Details of the operating leases are described in the section titled "—Off-Balance Sheet Arrangements—Operating Leases."

Off-Balance Sheet Arrangements

              With the exception of operating leases, letters of credit, and an advance agreement with a foreign bank, we are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, or cash flows.

              Operating Leases.    We own substantially all of our property, periodically lease certain premises on a short-term basis, and lease a minor amount of our facilities and certain other property under noncancelable operating lease agreements that expire on various dates through May 2032. Certain leases have renewal options.

              Letters of Credit.    To meet certain customer requirements, we issue letters of credit which are used as collateral for performance bonds, bid bonds, or advance customer payment on contracts. These instruments involve a degree of risk that is not recorded in the balance sheet. We had letters of credit valued at $12.2 million outstanding at December 31, 2009, including $2.8 million outstanding under our revolving credit agreement and €6.6 million ($9.4 million) outstanding related to a performance bond issued by Banca Di Credito Cooperativo Di Cambiano, which we secured with €3.0 million ($4.2 million), with various expiration dates extending through 2013.

              Advance Agreements with Foreign Banks.    In order to provide short-term liquidity needs of our subsidiaries, we may allow those subsidiaries to enter into agreements with banks to obtain advances on key accounts receivable. At December 31, 2009, there were no advances outstanding under these types of arrangements.

Uncertainty in Income Taxes

              As of December 31, 2009, net unrecognized tax benefits totaled approximately $10.0 million. See "Business—Legal Proceedings—IRS Claim." While we believe we have adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

Other Contingencies

              In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations, and claims. See "Business—Legal Proceedings" in this prospectus for a list of certain significant legal proceedings that we are currently involved in. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party, if determined adversely against us, will have a material adverse effect on our business, financial condition, results of operation, or cash flows.

Critical Accounting Policies and Estimates

              Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect amounts reported in those statements. We have made our best estimates of certain amounts contained in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. However, application of our accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties, and, as a result, actual results could differ materially from these estimates. Management believes that the estimates, assumptions, and judgments involved in the accounting policies described below have the most significant impact on our consolidated financial statements.

              We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

Revenue Recognition

              We recognize revenue when the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) product delivery has occurred or services have been rendered, (3) the sales price to the customer is fixed or determinable, and (4) collectability is reasonably assured.

              Revenue is determined and recognized based on the type of service that is provided for the customer as follows:

  •
  Aerial Services.  We enter into contracts with our customers that may range from one-day contracts to multiple-year contracts with extension options for additional years. Revenue is recognized for contracts as the services are rendered and includes leasing of the Aircrane(s), pilot and field maintenance support, and related services. We charge daily rates, hourly rates, and production rates (such as timber volume transported) depending upon the type of lease or service being provided. Mobilization fees, which represent recovery of the costs incurred in deploying an Aircrane to a customer, are recognized over the contract term. Revenues from timber harvesting operations in Canada and the U.S. are based on estimates of the number of cubic meters of timber delivered to customers, and are adjusted after the logs are measured and scaled, whereas revenues from timber harvesting operations in Malaysia are recorded based on the number of flight hours.

  •
  Manufacturing / MRO.  Contracts for the sale of Aircranes have multiple deliverables, and such elements are accounted for separately. In order to recognize revenue, the delivered item(s) must have value to the customer on a standalone basis. The item(s) have a standalone basis if they are sold separately by any vendor or the customer can resell the delivered item(s) on a standalone basis. Additionally, there must be objective and reliable evidence of the fair value of the undelivered item(s). Currently, sales are recognized as each unit is completed, delivered and accepted by the customer and rights of ownership are transferred. Sales recognized represent the price negotiated with the customer, adjusted by any discounts and trade-in allowances. Sales to customers for maintenance, repair, overhaul, and/or assembly of various major components and other Aircrane parts are deferred until the repair work is completed and the customer accepts the final product. Spare parts sales are recognized at the time of delivery and customer acceptance of the spares. CPH contracts are accounted for on a long-term contract basis; revenues are recorded based upon negotiated hourly rates and applicable flight hours earned, and profitability of the contract is based upon estimated costs over the life of the contract.

Accounts Receivable

              Accounts receivable is composed of billed amounts for which revenue has been earned and recognized. The allowance for doubtful accounts, an estimate of the amount of accounts receivable outstanding which we believe may be uncollectable, is determined quarterly, principally based on the aging of receivables. We review the current trends and aged receivables periodically and adjust the estimated bad debt expense to accrue for doubtful accounts as needed. An account is written off when deemed uncollectable, although collection efforts may continue. Bad debt expense is not material for any periods presented.

Aircrane Support Parts

              Aircrane Support Parts consist of Aircrane parts, overhauls of major components, and work-in-process which are valued at the lower of cost or market utilizing the first-in first-out method. Costs capitalized for Aircrane support parts include materials, labor, and operating overhead. We perform major overhauls on Aircranes as required, including replacing Aircrane components. Overhauls on major components are capitalized, and then amortized based on estimated flight hours between overhauls. All aircraft require daily routine repairs and maintenance based on inspections; such maintenance costs are expensed as incurred. Periodically, Aircranes are removed from service and undergo major maintenance activities including an overhaul of the airframe and related parts and components; such costs are expensed as incurred.

              A significant part of our inventory consists of Aircrane parts and components purchased over multiple years for which there is no liquid market. Therefore, there is no guarantee that we will be able to purchase new inventory at the carrying values currently reflected on our balance sheets.

              Aircrane support parts and components are categorized as serviceable, which indicates that they are in a condition suitable for installing on an Aircrane, or repairable, which indicates that additional overhaul or repair work needs to be performed in order for the part to be certified as serviceable. Because we operate within a niche of the heavy-lift helicopter market, we experience long lead times and are required to carry large quantities of spare inventory in order to ensure availability of parts for servicing our fleet of Aircranes. As a result, the accounting judgments used in determining the provision for excess and obsolete Aircrane support parts can vary significantly based on forecasted demand.

Income Taxes

              We account for income taxes in accordance with Accounting Standards Codification 740, formerly Financial Accounting Standards No. 109, "Accounting for Income Taxes," and FIN 48, "Accounting for Uncertainties in Income Taxes." Deferred tax assets and liabilities are recognized on differences between the book and tax basis of assets and liabilities using enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the period as determined by applying enacted tax laws to the taxable income for the current period and the net change in our deferred tax assets and liabilities during the period. We record a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized. We are subject to income taxes in the U.S. and several foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain.

              Reserves for taxes are established for taxes that may become payable in future years as a result of audits by tax authorities. These tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as conclusion of tax audits, identification of new issues, changes in federal or state laws, or interpretations of the law.

Impairment and Depreciation of Long-Lived Assets

              Our long-lived assets are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value of the assets. Significant judgments and estimates used by management when evaluating long-lived assets for impairment cover, among other things, the following:

  •
  program product volumes and remaining production life for parts produced on the assets being reviewed;

  •
  product pricing over the remaining life of the parts, including an estimate of future customer price reductions which may be negotiated;

  •
  product cost information, including an assessment of the success of our cost reduction activities; and

  •
  assessments of future alternative applications of specific long-lived assets based on awarded programs.

              In addition, we follow our established accounting policy for estimating useful lives of long-lived assets. This policy is based upon significant judgments and estimates as well as historical experience. Actual future experience with those assets may indicate different useful lives resulting in a significant impact on depreciation expense.

Warranty Reserves

              Sales of Aircranes to third parties include limited warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time, generally from two to five years depending on the type of part, component, or airframe, including technical assistance services. Warranty reserves are established at the time that revenue is recognized at levels that represent our estimate of the costs that will be incurred to fulfill those warranty requirements.

Purchase Accounting

              On September 27, 2007, Stonehouse Erickson Investment Co. LLC, Stonehouse Erickson Management Co. LLC and ZM EAC LLC acquired 100% of our outstanding common stock. The aggregate purchase price of the common stock was $93.1 million, which included $89.7 million paid to the previous owners and $3.4 million of acquisition-related costs. The fair value of the various assets acquired and liabilities assumed were determined by management on the date of acquisition. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $553.7 million. See Note 2 to our consolidated financial statements included in this prospectus.

              We have accounted for the aquisition as a purchase in accordance with SFAS No. 141, Business Combinations, and recorded the assets acquired and liabilities assumed based upon the estimated fair value of the consideration paid, which is summarized in the following table.

	Fair value September 27, 2007	Allocation of excess fair value over cost	Book value September 27, 2007
Current assets	$104,350	$—	$104,350
Aircranes	317,650	(274,223)	43,427
Aircrane support parts	303,787	(262,256)	41,531
Other noncurrent assets	29,030	(19,158)	9,872
Deferred tax assets	—	1,965	1,965
Current liabilities	(93,542)	—	(93,542)
Noncurrent liabilities	(14,500)	—	(14,500)

Net assets acquired after allocation of negative goodwill	$646,775	$(553,672)	$93,103

Recently Issued Accounting Pronouncements

              For information regarding recent accounting pronouncements, see Note 3 to our consolidated financial statements included in this prospectus.

Quantitative and Qualitative Disclosure Regarding Market Risk

              We are exposed to market risk in the normal course of our business operations due to changes in interest rates, increase in cost of aircraft fuel, and our exposure to fluctuations in foreign currency exchange rates. We have established policies and procedures to govern our management of market risks.

Interest Rate Risk

              At December 31, 2009, we had total debt of $80.6 million (excluding $2.8 million of letters of credit). Our exposure to market risk from adverse changes in interest rates is primarily associated with our Revolver and long-term debt obligations. Market risk associated with our long-term debt relates to the potential reduction in fair value and negative impact to future earnings, respectively, from an increase in interest rates. Under the credit agreement, our borrowings bear interest at fluctuating rates. The applicable rate is calculated based on either LIBOR or the prime rate as quoted in The Wall Street Journal (WSJ), plus a margin depending on the level of the funded debt to Bank EBITDA ratio as defined in the credit agreement. The rates applicable to outstanding borrowings fluctuate based on many factors including, but not limited to, general economic conditions and interest rates, including the LIBOR and prime rates, and the supply of and demand for credit in the London interbank market. We estimate that a hypothetical change of 100 basis points in the LIBOR or prime rate as quoted in the WSJ would have impacted interest expense for the year ended December 31, 2009 by $0.9 million.

Aircraft Fuel

              Our results of operations are affected by changes in price and availability of aircraft fuel. Based on our 2010 projected fuel consumption for scheduled service and maintenance ferries, a 10% increase in the average price per gallon of fuel would increase fuel expense for 2010 by approximately $1.8 million annually. Many of our contracts allow for recovery of all or part of any fuel cost change through pricing adjustments. We do not currently purchase fuel under long-term contracts or enter into futures or swap contracts.

              We are not exposed to material commodity price risks except with respect to the purchase of aircraft fuel. Fluctuations in the price of fuel have not had a significant impact on our operations in recent years because, in general, our contracts with customers limit our exposure to increases in fuel prices.

Foreign Currency Exchange Rate Risk

              A significant portion of our revenues are denominated in a currency other than the U.S. dollar. We are subject to exposures that arise from foreign currency movements between the date the foreign currency transactions are recorded and the date they are settled. Our exposure to foreign currency movements is somewhat mitigated through naturally offsetting asset and liability currency positions. We periodically enter into foreign currency hedging transactions to mitigate risk of foreign currency movements and minimize the impact of exchange rate fluctuations on our profits. A hypothetical 10% decrease in the value of the foreign currencies in which our business is denominated relative to the U.S. dollar as of December 31, 2009 would have resulted in an estimated pre-hedged $3.0-$3.5 million decrease in our net income.

THE COMMERCIAL HEAVY-LIFT HELICOPTER INDUSTRY

              The heavy-lift helicopter is a highly specialized aircraft which typically has an external load capacity greater than 10,000 lbs. This large external load capacity, combined with the helicopter's maneuverability, provides a solution in situations where ground-based or fixed-wing lifting solutions are not optimal. Heavy-lift helicopters are essential in numerous commercial applications, including firefighting, timber harvesting, infrastructure construction, and emergency response.

              The heavy-lift helicopter industry extends beyond the services and operations of the aircraft, and encompasses all manufacturing, after-market services, and crew training required to properly equip the aircraft to support the demands of government agencies and commercial customers.

History and Development of the Commercial Heavy-Lift Helicopter

              Heavy-lift helicopters were first conceived in 1958, when the Sikorsky Aircraft Corporation designed and developed an aircraft capable of carrying heavy and irregular loads. After four years of development, the first S-64 model helicopter flight occurred in 1962. In 1965, Sikorsky worked with the U.S. Army to create the CH-54A Tarhe, a military aircraft similar to the S-64, and entered it into service in the Vietnam War. During the Vietnam War, the CH-54A earned recognition for its ability to transport 90-passenger pods, lift armored vehicles, recover aircraft, and relocate mobile hospitals and command posts for the U.S. Army's First Cavalry Division.

              Due to the CH-54's success in military operations, the S-64 platform drew renewed interest for its potential use in commercial applications. In 1968, Sikorsky introduced the S-64E Skycrane to serve alongside the S-61, a smaller aircraft which was developed in 1961 for use in heavy-lift operations, oil rigging construction, and passenger transport. Around the same time, Boeing began to market the Boeing Vertol 107 and 234 model aircraft, which competed with the Skycrane for use in firefighting, infrastructure construction, and oil drilling. In 1971, Jack Erickson and Wes Lematta, founders of Erickson Air-Crane and Columbia Helicopters, respectively, completed the first successful commercial aerial timber harvesting operation, demonstrating the effectiveness of heavy-lift helicopters in precision heavy-lift applications.

              Over the next several decades, design enhancements to the S-64 and other heavy-lift platforms increased their functionality and use in a variety of end markets. Heavy-lift helicopters became an attractive alternative to fixed-wing aircraft for firefighting due to their large water-carrying capacity, their precision in depositing water, and their ability to reload quickly and efficiently. The precision and heavy-lift capabilities applied in firefighting and timber harvesting projects were also used in the construction of transmission and utility grids, wind turbines, ski lifts, mine conveyor belts, and oil and gas pipelines, as well as in offshore oil-development work and heating, ventilating, and air conditioning (HVAC) unit placement and general high-rise building construction. These applications are increasingly relied upon for projects in locations that lack ground vehicular access or require non-invasive and environmentally sustainable alternatives. Notable projects performed by the S-64 include the transportation of the 15,000-pound "Statue of Freedom" from the U.S. Capitol for restoration in 1994 and the movement of snow from Mount Strachan in British Columbia to nearby Cypress Mountain for the 2010 Winter Olympics.

              Due to the growing utility of heavy-lift helicopters, the universe of users has expanded to include large and medium-sized businesses and federal, state, local, and international government agencies. Customers often lease the aircraft under arrangements where they pay for the aircraft, crew, maintenance, and insurance, as well as fuel expense. However, in recent years, users who project heavy use of an aircraft, desire dedicated service, or lack scheduling flexibility have begun to consider owning heavy-lift aircraft.

Commercial Heavy-Lift Helicopter Alternatives

              The following table presents the most widely used commercial heavy-lift helicopters.

	S-64E/ S-64F(1)	CH-54A/ CH-54B(1)	S-61(2)	Columbia 234(3)(4)	Columbia 107(3)(4)	KA-32(2)	MIL 26(2)
Manufacturer	Erickson	Sikorsky	Sikorsky	Boeing	Boeing	Kamov	MIL
Original Production	1962	1962	1959	1962	1964	1980	1977
Country of Origin	U.S.	U.S.	U.S.	U.S.	U.S.	Russia	Russia
Payload Capacity (lbs)	20,000/25,000	20,000/25,000	10,000	26,000	10,000	11,000	44,000
Range (nautical miles)	245/227	245/227	324	240	230	432	432
Max Speed (knots)	115/104	115/104	144	170	143	140	160
Primary Civilian Activities	-Firefighting -Timber Harvesting -Construction	-Firefighting -Timber Harvesting -Construction	-Firefighting -Timber Harvesting -Construction -Passenger Transport	-Firefighting -Timber Harvesting -Construction -Passenger Transport	-Firefighting -Timber Harvesting -Construction -Passenger Transport	-Firefighting -Timber Harvesting -Construction -Passenger Transport	-Firefighting -Construction -Passenger Transport
Operating Restrictions
Geographic	None	Country Specific	None	None	None	U.S. and Country Specific	U.S. and Country Specific
Category(5)	Standard	Restricted	Depends on Configuration(6)	Standard	Standard	Restricted	Restricted
Approximate Number in Operation(7)	29(8)	11	102/47(6)(9)	6	16	Unknown	Unknown

Note: Data not provided by manufacturers are based on internal estimates. All performance data based on operations at sea level.

Sources:

(1)
Erickson Air-Crane, www.ericksonaircrane.com.

(2)
Military Analysis Network, www.fas.org.

(3)
Columbia Helicopters, www.colheli.com.

(4)
The Boeing Company, www.boeing.com.

(5)
Category restrictions include not being authorized to fly over populated areas, carry passengers, and operate in multiple countries.

(6)
FAA Rotor Roster, www.faa.gov.

(7)
Includes only commercial aircraft in operation.

(8)
Includes 17 helicopters owned by Erickson Air-Crane and 12 owned by other parties, including nine sold by Erickson Air-Crane.

(9)
102 standard and 47 restricted S-61's operational.

Current S-64 and CH-54 Operators

              The following table presents the current S-64 and CH-54 operators and the number of aircraft in operation.

	Standard	Restrictions for Use in U.S.(1)
	S-64E/S-64F	CH-54A/CH-54B	Total
Erickson Air-Crane	17	—	17
Corpo Forestale (Italy)	4	—	4
Korea Forest Service	4	—	4
SDG&E	1	—	1
Siller Brothers	2	1	3
Helicopter Transport Services	1	10	11

Approximate Number in Operation	29	11	40

Source: Erickson Air-Crane, www.ericksonaircrane.com.

(1)
CH-54 aircraft have a similar frame and similar capabilities to the S-64, but, because they are military aircraft, they are limited in the U.S. in their allowed applications due to certification restrictions.

Commercial Heavy-Lift Helicopter Markets

              While heavy-lift helicopters have been used in a number of commercial applications, we believe that the key markets with the most significant growth potential include firefighting, timber harvesting, infrastructure construction, and emergency response. The demand for these applications varies by region and depends on local environmental, economic, social, and political considerations. We believe that government and commercial users throughout North America, South America, Southern Europe, Asia, and Australia are likely to expand their use of heavy-lift helicopters.

Aerial Firefighting

              Aerial firefighting can be one of the most efficient means of combating wildfires because of the speed, mobility, and large carrying capacity of certain aircraft. The types of aircraft used in aerial firefighting include heavy-lift rotary aircraft such as the S-64, as well as fixed-wing aircraft, including the Bombardier CL-215 and 415, the Lockheed Martin C-130, and the McDonnell Douglas DC-10. We believe heavy-lift helicopters have several advantages over fixed-wing aircraft, including hovering capabilities that enable operations in congested areas, rapid refill from a greater variety of water sources, and more accurate fire retardant dispersion. We also believe heavy-lift helicopters are more cost-competitive than fixed-wing aircraft when water sources are nearby.

Fire Trends

              Aerial firefighting has a long and established history. In recent years fires have become increasingly destructive around the world. For example, fires in 2007 in Greece and in 2009 in Australia had unprecedented impacts on land and property. However, fires are inherently unpredictable and are impacted by a number of factors outside of our control, such as weather, population deconcentration, government policies and resources, and human factors. Population deconcentration reflects both regional shifts in population and the increasing attractiveness of owning property for both seasonal recreation and full-time residency in areas adjacent to public land. Population deconcentration has increased the amount of wildland-urban-interface (WUI), which has greatly complicated the mission of fire management in protecting communities at risk from wildfires. WUI creates an environment in which fire can move rapidly and readily, and threaten numerous buildings, homes, and people.

              We believe that fire seasons in some areas are growing more intense and lasting longer, a phenomenon which some climatologists ascribe to climate change. This is consistent with findings in the 2009 Quadrennial Fire Review (QFR), an integrated strategic assessment process conducted by the U.S. Fire Executive Council and other government agencies to evaluate the future environment of fire management, that climate change will continue to result in a greater probability of longer fire seasons and bigger fires in various regions in the U.S. Over the past five years, longer and drier summers in the U.S. have contributed to an increase in the number of fires annually. The QFR suggests that fire mitigation efforts must address potentially 10-12 million annual wildfire acres in the U.S. alone in the coming decade, up from the previous 2005 estimate of 8-10 million annual wildfire acres. According to the QFR, research also confirmed that fire seasons are lengthening in the U.S., indicating that 30 days or more should be added to the start of the traditional fire season and possibly to the end.

              We believe that if fire seasons in the U.S. and other parts of the world intensify and lengthen, government agencies may require more firefighting resources for longer periods of time, which we believe may benefit heavy-lift service providers. This increased demand for firefighting services may also ultimately drive some users to transition from leasing aircraft to owning them.

North America

              In North America, the Western U.S. and Canada have historically suffered the most from the effects of wildfires. Since 1999, the U.S. has experienced 242 large wildfires, compared to 119 in the previous two decades combined. To address concern over increasing fire exposure, the U.S. Government is expected to continue to provide significant funding for fire prevention and suppression. The following chart presents annual expenditures by the U.S. for fire suppression:

United States Federal Fire Suppression Costs

Source: National Interagency Fire Center.

              Larger and more frequent wildfires, if they occur, can be expected to continue to have a major impact on fire suppression strategy and spending.

Southern Europe

              The Southern European "Fire Club" includes France, Greece, Italy, Portugal, and Spain, countries that have historically suffered the most from severe fires. The following chart presents the annual burnt area due to wildfires in the Fire Club from 1980 to 2008:

Burnt Area in the "Fire Club"—France, Greece, Italy, Portugal and Spain—1980 to 2008

Source: European Commission Joint Research Center, Forest Fires in Europe 2008.

              According to the European Commission Joint Research Center, the total burnt area in the 2007 fire season in Greece amounted to 225,734 hectares, making 2007 the country's most damaging year on record in terms of burned area and average fire size. Extremely hot and dry weather conditions combined with strong winds led to a disastrous upsurge in wildfires. Aerial firefighting techniques were heavily employed in the eventual calming of the fires. The Community Mechanism for Civil Protection, which facilitates civil protection assistance interventions in the event of major emergencies among European member states, deployed 10 Bombardier turboprops, three Pilatus prop planes, and 12 helicopters (including four S-64s) to Greece over a 10-day period.

              The following chart presents annual burnt area from 1980 to 2008 in Greece:

Burnt Area in Greece 1980–2008

Source: European Commission Joint Research Center, Forest Fires in Europe 2008.

Australia

              Australia has endured forest fires that have damaged vast parts of the coast and have endangered metropolitan areas. As a result of the country's high susceptibility to forest fires, the Australian government continues to fund the civil defense budget for the procurement of firefighting suppression equipment, including the use of heavy-lift helicopters.

              Drought, high winds, and high temperatures contributed to an outbreak of major brushfires in the Sydney metropolitan area in December 2001. Known as "Black Christmas," the fire was one of the worst wildfires in Australia's recent history, burning over 750,000 hectares. Government, public, and media interest piqued due to the scale of the fire, the proximity to Sydney, and the threat to residential property. Aerial firefighting played a critical role in the containment and extinguishment of the fire, and the aircraft used received widespread recognition. The Australian United Firefighters Union designated Erickson Air-Crane's S-64, "Elvis," as the flagship of its Aerial Firefighting Fleet.

              Fires further devastated Australia in early 2009. The 2009 southeastern Australian heat wave began in late January 2009 and led to record-breaking prolonged high temperatures. The heat wave arrived during the peak of the 2008-2009 Australian fire season, and contributed to many bushfires throughout the region, the worst of which were the "Black Saturday" bushfires. The Black Saturday bushfires occurred on and around February 7 in the state of Victoria, as power lines were felled by winds in excess of 60 mph and temperatures were near their peak during the heat wave. By the time the bushfires had been completely extinguished in mid-March, at least 173 people had perished, making it one of the deadliest wildfires in recorded history. The fires also injured over 400 people, burnt over 450,000 hectares, and destroyed over 3,500 structures.

              In May 2009, following the Black Saturday fires, the Australian Attorney-General announced that the government would increase its contributions to the national aerial firefighting program by approximately 30%, raising them from AU$43.2 million to AU$56.0 million over the 2009 to 2013 period. In addition, the Australian government is providing annual funding of AU$14 million to assist states and territories in extending lease arrangements on aerial firefighting aircraft. The Attorney-General's Department stated that aerial firefighting equipment, such as the Erickson S-64, was a key weapon in the fight against major wildfires.

Timber Harvesting

              Heavy-lift helicopters are used in timber harvesting to remove cut trees from forests, lifting them on cables attached to the aircraft. Due to helicopters' relatively high operational costs, companies use heavy-lift helicopters to harvest primarily high-value timber used in high-grade wood products such as furniture and flooring. Aerial timber harvesting is well suited for accessing high-grade timber where challenging terrain or environmental concerns limit the possibility of building access roads.

              Tropical timber species in particular can carry premiums large enough to justify aerial timber harvesting when more common harvesting methods are not economically, environmentally, or politically acceptable. Tropical species are often found in dense forests which are difficult to access and where the cost of building roads can be prohibitive. In addition, local governments are increasingly facing environmental pressures and have begun limiting, and in some cases forbidding, the use of access roads in order to protect and preserve forest lands. We believe the tropical forests of Malaysia and Indonesia present significant near-term opportunities for aerial timber harvesting, and think there are additional opportunities in South America and Southeast Asia.

              In addition to tropical forestlands, a number of countries have high-value timber in mountainous and difficult-to-reach locations, where aerial timber harvesting is a highly attractive alternative, including regions of the North America, Europe, and South America. North America, in particular, remains an attractive market for aerial timber harvesting. The demand for sawlogs, or softwood that typically carries a significant premium over pulpwood logs, remains strong and continues to grow. The following chart shows the historical and estimated future demand for sawlogs in the U.S. and Canada:

North American Harvest Demand for Sawlogs

Source: RISI, March 2010 data.

              Growing environmental awareness is a factor driving the use of aerial timber harvesting solutions. Consumer demand for more socially responsible businesses helped third-party forest certification emerge in the 1990s as a tool for communicating the environmental and social performance of forest operations. Today, 340 million hectares of forests are "certified," representing nearly 9% of the estimated four billion hectares of forestland in the world. Timber logged from certified forests is often more expensive and must be harvested in a sustainable manner, yielding growth opportunities for aerial timber harvesting as environmentally friendly forest resource management continues to grow in importance.

Infrastructure Construction

              Heavy-lift helicopters are used in a variety of infrastructure construction projects, including oil and gas pipeline construction, transmission and utility grid construction, wind turbine construction, and offshore oil-development work. Additionally, heavy-lift helicopters are used in construction projects such as building construction, HVAC unit placement, ski lift construction, and mine conveyor belt construction. Aerial services are often the most efficient means to accomplish heavy-lift project goals.

              Promising growth prospects exist on a global basis, as infrastructure development opportunities arise in both developing and developed countries for power, oil and gas pipeline, and telecommunications construction. Throughout the world's developing economies, population growth, globalization, international trade, and reliance on technology have encouraged governments to accelerate various infrastructure development projects. Government agencies and private businesses are expected to increase the number of power, oil and gas pipeline, and telecommunications construction projects in order to develop each of these sectors. CG/LA Infrastructure (CG/LA) predicts that between $25 trillion and $30 trillion of infrastructure investment will be carried out over the next two decades. CG/LA believes that of this investment, 30% will be devoted to power projects, 22.5% to telecommunications projects, 10% to water projects, and 37.5% to transportation projects.

              The following chart presents projected average annual global infrastructure expenditures by geography through 2030:

Projected Annual Global Infrastructure Expenditures through 2030

Source: CG/LA Infrastructure.

Building Construction and Specialized Heavy-Lift Projects

              Heavy-lift helicopters have a diverse range of construction and specialized heavy-lift applications, including the lifting of HVAC systems to building rooftops, the placement of mining conveyor systems over challenging terrain, and the assembly of ski lifts. Heavy-lift helicopters have also been used for projects such as the development of a NASA platform for astronaut training, the transportation of the 15,000-pound "Statue of Freedom" from the U.S. Capitol for restoration, and the movement of snow to Cypress Mountain in British Columbia for the 2010 Winter Olympics. Additional opportunities exist in the construction of high-rise buildings (e.g., lifting building materials and installing/removing construction cranes) and the construction of isolated structures such as bridges, tunnels, and ports. Heavy-lift helicopters are frequently used in building construction and specialized heavy-lift projects because they offer highly efficient and safe solutions and provide access to challenging terrain.

Energy Transmission and Distribution

              Heavy-lift helicopters are also used to support electric transmission line construction, allowing utilities and construction services firms to install infrastructure in remote or hard-to-access locations where traditional access methods may be too costly or impossible. Additionally, heavy-lift helicopters allow utilities to construct large lines faster and with minimal environmental impact, an increasing concern for asset owners.

              According to ABS Energy Research (ABS), the transmission and distribution global equipment market is expected to grow by an average of 3.1% annually from $94.4 billion to $109.5 billion between 2008 and 2015, and transmission lines are forecasted to grow from an installed base of 5.9 million Km in 2009 to 6.6 million Km in 2015. Catalysts for this spending include the acceleration of renewable energy generation project activity; allocation of stimulus funds to specific transmission, renewable energy generation, and smart grid installations; the availability of low-cost capital; and the continued need to upgrade aging grid components that are reaching the end of their useful lives.

              ABS forecasts that Asia will lead much of the transmission and distribution global market growth, driven by China's significant economic growth and investment in electrifying new housing, as well as India's initial progress in the electrical sector. Asian countries are expected to contribute 40% of total global spending in this sector from 2008 to 2013. Asian countries are expected to also account for 43% of predicted extra high voltage transmission tower spending from 2010 to 2013 (as part of global market growth from $2.4 billion in 2010 to $2.8 billion in 2013), 58% of the over-100,000 Km of predicted annual global transmission line additions from 2010 to 2013, and 38% of the over-200,000 Km of predicted global transmission lines added or replaced annually from 2010 to 2013.

              Significant infrastructure construction and other heavy-lift opportunities exist in mature economies as well. According to the American Society of Civil Engineers, the U.S. electric power grid and associated infrastructure is aging, overloaded, and in need of maintenance, upgrade, and expansion. Consequently, the Edison Electric Institute, the association of U.S. shareholder-owned electric companies, projects that investor-owned utilities will spend in excess of $11 billion on transmission projects in 2010, up from approximately $5.7 billion in 2004. The recent American Recovery and Reinvestment Act of 2009 (ARRA) dedicated more than $90 billion in government investment and tax incentives to lay the foundation for a clean energy economy, including grid modernization, renewable generation, and energy efficiency.

              Power construction in the U.S. has already seen four years of rapid growth, with spending increasing at a compounded annual growth rate of 26%, from $35.5 billion in 2005 to $88.2 billion in 2009. FMI's Construction Outlook, a quarterly construction market forecast based on quantitative and qualitative studies within the construction industry, expects this trend to remain strong, with power construction spending projected to grow at a compounded annual growth rate of 9%, to $124.4 billion in 2013. This growth is mainly driven by investments in renewable energy projects, as well as by transmission and distribution projects, which include maintenance and replacement work.

              European investment is expected to be driven by the continual replacing of aging assets, as well as efforts by the 10 new states that joined the European Union in 2004 to bring their countries' infrastructure in line with other member states.

Alternative Energy

              The global wind power market is expected to exhibit growth in 2010, bolstered by the approval of the second Kyoto Protocol and promises of strong policy support such as the U.S. Government's Production Tax Credit (PTC). The U.S and China accounted for 54% of the world's new wind turbine installations in 2008. Both nations have set in motion powerful policy supports, indicating that these two countries will likely lead the global wind market going forward. Both the U.S. and China are expected to provide various support measures including PTCs and cash grants in lieu of credits, investment tax credits, and setting much higher wind turbine installation targets. Other governments around the world have also been strengthening wind power support measures. According to MAKE Consulting and Hyundai Securities, the global wind power market is expected to grow at a compounded annual growth rate of over 19% from 2009 to 2013. We believe heavy-lift helicopters have the ability to play an important role in the construction of wind turbines, particularly in the delivery and installation of turbine blades.

Oil and Gas Pipeline Development

              Heavy-lift helicopters are expected to play a significant role in the continued development of global oil and gas pipelines. Continued global demand for natural gas, crude oil, and petroleum products, coupled with production of gas and oil moving to more remote areas, drives the need for constant pipeline expansion. According to data from Global Markets Direct, there is currently approximately 1.5 million Km of natural gas, crude oil, and petroleum product pipeline globally. An additional 125,000 Km of pipeline, equivalent to 8.5% of installed capacity, is expected to be developed by 2012, driven by a 25% increase in global consumption of natural gas from 2008 to 2015 and a 13% increase in global consumption of crude oil from 2009 to 2015.

              Significant regional opportunities exist around the world for pipeline development, as new projects come on-line in the next few years. The chart below shows the combined length of natural gas and crude oil pipeline projects currently planned in different regions:

Global Planned Crude Oil and Natural Gas Pipeline Planned (Km) 2010–2012

Source: Global Markets Direct.

              According to Global Markets Direct, an estimated $180 billion will be spent on onshore pipelines from 2008 to 2012 and an estimated $42 billion is expected to be spent on new infrastructures in the Asia-Pacific region. The following table highlights the key natural gas and crude oil pipeline projects currently planned around the world:

Region	Selected Projects
North America	• Connection of Rocky Express pipeline and West-East pipeline in New York
• Southeast Supply Header (SESH)
• Midcontinent Express pipeline through Oklahoma and Texas
• Gulf Crossing interstate natural gas pipeline
Asia	• Kakinada (East-West) pipeline
• Kinada—Bharuch pipeline
• Vadinar—Bina pipeline
• Iran-Pakistan-India gas pipeline
Europe	• Medgaz
• Eastern Siberia-Pacific Osean (ESPO) pipeline
• Nabucco pipeline
• Turkey-Italy-Greece pipeline
Middle East & Africa	• Pipeline to connect Gbaran oil and gas fields in Bayelsa State in Nigeria to processing center
• Shaybab 2 pipeline
South America	• Gasoducto del Sur pipeline
• Bolivia-Argentina gas pipeline
• Gasoducto del Noresta Argentina (GNA) pipeline

Source: Global Markets Direct, "The Current and Future Outlook of Global Oil and Gas Pipeline Industry to 2012," published in December 2008.

Emergency Response

              We believe that heavy-lift helicopters will be increasingly used in rescue missions and disaster relief operations for severe natural and man-made disasters (e.g., the tsunami in Thailand in 2004, Hurricane Katrina in the U.S. in 2005, and earthquakes in Haiti, Chile, and China in 2010). In the U.S. alone, the number of natural and man-made disasters declared by the Federal Emergency Management Agency increased from 45 in 2000 to 75 in 2008. Although it is impossible to predict the number of future disasters, the increasing frequency with which they are occurring in certain regions and the growing population globally is forcing numerous governments and affiliated agencies to evaluate improving response preparedness and increasing relief spending. As governments do so, we believe heavy-lift helicopters, because of their unique attributes and ability to operate when ground-based solutions are unavailable, will increasingly be called upon to help.

              On March 8, 2010, the Office of Emergency Management of the Governor of Oregon addressed the development of a heavy-lift helicopter disaster response and recovery program in Oregon. The appropriations request for the program through the U.S. Department of Homeland Security noted that Oregon would "become the model for the effective and safe deployment of civil heavy-lift helicopter resources alongside National Guard assets as they work together to save lives and homes." The request also specifically set out steps of Phase 1 to work with Erickson Air-Crane to develop a State and Regional Disaster Airlift Plan according to FAA Advisory Circular 00-7D, and to then share this plan with the other 49 states. Phase 2 would consist of working primarily with Erickson, as the S-64 Type Certificate holder, to "research and develop advanced heavy-lift helicopter response to include ice jam busting, human rescue and evacuation, and tactical personnel transport missions."

After-Market Support

              After-market support is an important element of the heavy-lift helicopter industry and includes CPH agreements, MRO services, specialized educational and training services, and the development of customized aircraft components and tools. CPH involves an OEM providing a full suite of parts and services (e.g., replacement parts, spare parts replenishment, scheduled, and unscheduled engine maintenance) to the aircraft it manufactures for a fixed cost per hour of utilization over a specified time period. The option provides a level of reliability and cost certainty for customers. It also allows OEMs to deepen their relationships with users, monitor the performance of their aircraft, and generate additional contracted revenue.

              MRO business performance is directly correlated to the number of aircraft in service and the number of hours those aircraft are flown. In order to provide MRO services—including major and minor maintenance, modifications, refurbishment, and repairs of aircraft airframes, engines and parts—a provider must be licensed by the FAA in the U.S. and EASA in Europe. AeroStrategy, a specialist management consulting firm devoted to the aviation and aerospace sectors, estimated that the civil helicopter MRO market was approximately $5.0 billion in 2006, the most recent year for which information is available, with 50% dedicated to components, 20% dedicated to engines, 20% dedicated to modifications, and 10% dedicated to airframes. AeroStrategy predicts that this market will grow to $6.8 billion in 2016, representing a compounded annual growth rate of 3.1%.

              Crew training and education are additional after-market services for the heavy-lift helicopter industry. Typical training requires a combination of ground school and flight training, and in some cases, the use of flight simulators. Training may also include maintenance and type training, as well as annual FAA certification courses. Heavy-lift helicopter pilots are required to log a minimum number of flight hours each year and must keep current on all industry certifications.

COMPANY HISTORY

              Our company was founded in 1971 by Jack Erickson, a second-generation logger and entrepreneur. Mr. Erickson leased an S-64E Skycrane helicopter from Sikorsky Aircraft Corporation to assist in timber harvesting. After his initial success with the aircraft, the company purchased four Skycranes and subsequently changed its name to Erickson Air-Crane.

              In 1972 we expanded into construction, first using an S-64 for power line construction while working as a subcontractor for utility companies such as the Bonneville Power Administration, Pacific Gas and Electric Company, and Southern California Edison Company. Since these initial operations, we have placed transmission towers for over 8,000 miles of power lines. In 1975, we expanded our construction offering as an S-64 placed the final 17 steel sections on the CN Tower in Canada. In 1993, the U.S. Government hired us to remove and replace the "Statue of Freedom," which sits atop the U.S. Capitol dome in Washington, D.C., for renovation, garnering significant media attention. In the years since these initial heavy-lift operations, the S-64 has been flown in North America, Europe, Southeast Asia, Australia, and South America for use in large-scale delivery, installation, and construction operations.

              In 1992, we purchased the Type Certificate to the Sikorsky S-64E and S-64F model Skycranes, and the aircraft designation was changed to the "S-64 Aircrane" helicopter. Since then, we have made over 350 modifications and improvements to the original S-64. By 1993, Erickson Air-Crane had become the manufacturer and support facility for all S-64 parts and components.

              We certified our attachable fire tank system in 1992, providing the basis for our success in aerial firefighting. Initial overseas firefighting operations took place in Australia in 1998, and the S-64 has since maintained an annual presence with the Australian firefighting corps. Aircranes have also been used to fight fires in Canada, Greece, France, Italy, Turkey, and South Korea. The performance of the helicopter allowed us to make our first Aircrane sale in 2002, when the South Korea Forest Service purchased four aircraft. A year later, we sold an additional four aircraft to the Italian Forest Service. All eight of those Aircranes were built and delivered between 2002 and 2007. In 2009 we sold an Aircrane to our first commercial customer.

BUSINESS

Overview

              We specialize in the operation and manufacture of the Erickson S-64 Aircrane, one of the world's most versatile, powerful, and efficient heavy-lift helicopters. The S-64 Aircrane has a lift capacity of up to 25,000 lbs. and is the only commercial aircraft built specifically as a flying crane, without a fuselage for internal loads. The S-64 is also the only commercial helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities. We own a fleet of 17 S-64s which we use to support a wide variety of government and commercial customers across a broad range of critical aerial services, including firefighting, timber harvesting, and infrastructure construction. We also manufacture S-64s and related components for sale to government and commercial customers, and provide maintenance, repair, and overhaul (MRO) services for the S-64 and other aircraft. We believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform, and that there are significant growth opportunities for our precision heavy-lift helicopter solutions.

              We own the Type and Production Certificates for the S-64, granting us exclusive design, manufacturing, and related rights for the aircraft and original equipment manufacturer (OEM) components. Since acquiring the Type Certificate from Sikorsky Aircraft Corporation in 1992, we have manufactured 31 S-64 aircraft for our own fleet and for our customers in several countries worldwide. To date, we have sold nine aircraft, including our first sale to a commercial customer in 2009. We provide customers with Federal Aviation Administration (FAA) and European Aviation Safety Agency (EASA) compliant MRO services and manufacture components for the S-64 and other aircraft in our AS9100 certified facility. Our pilots and mechanics are technical specialists who undergo extensive education and training on the S-64, making our crewing capabilities attractive for many of our customers.

              Research and development activities are integral to our business and we continuously invest in new technologies and proprietary solutions with a goal of increasing our market share and entering new markets. We have made over 350 design improvements to the S-64 since acquiring the Type Certificate, and we have designed and developed many proprietary, specialized tools and accessories to address customer needs in each of our aerial services markets, including a 2,650 gallon fire tank, a water refill snorkel system and foam cannon for advanced firefighting solutions, a hydraulic grapple and "heli harvester" for timber harvesting, and an anti-rotation hoist for heavy-lift, precision infrastructure construction. We are currently developing products to enhance our disaster relief, emergency response, and pipeline construction offerings.

              In addition to mission-specific innovations, we focus our research and development efforts on products that we believe will profitably expand our manufacturing and MRO market share. For example, we are developing a composite main rotor blade for the S-64 and other rotary platforms that we believe will reduce blade production costs while increasing aircraft fuel efficiency and performance. We also design, develop, and manufacture aftermarket solutions for other OEMs and will continue to pursue these opportunities.

              We operate our business through two reportable segments: Aerial Services and Manufacturing / MRO. Through our Aerial Services segment we offer a broad range of heavy-lift helicopter services using our worldwide fleet, including firefighting, timber harvesting, and infrastructure construction; we also provide crewing services for our customers. Through our Manufacturing / MRO segment we manufacture S-64 aircraft and new aftermarket components, as well as provide MRO services. In 2009, our Aerial Services and Manufacturing / MRO segments generated revenue of $113.6 million and $36.0 million, respectively. We target long-term contract opportunities and had a total contract backlog of $184.6 million as of December 31, 2009. See "—Backlog" for a discussion of how we define and calculate backlog.

              We are headquartered in Portland, Oregon and have production, maintenance, and logistics facilities in Central Point, Oregon. We currently maintain a year-round international presence with subsidiaries in Canada, Italy, and Malaysia, and a seasonal operating presence in Australia and Greece.

Our Competitive Strengths

              We believe that we possess the following competitive strengths:

              Industry-Leading Heavy-Lift Helicopter Solutions.    The versatility, unique capabilities, and high payload capacity of the S-64 often make it the preferred solution for a wide variety of aerial services. We believe our role as the manufacturer of the S-64, combined with our scale, service readiness, and comprehensive global support network, provides us with a leadership position in the heavy-lift helicopter industry. We believe our fleet of 17 owned S-64 Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs. To operate our fleet, we have the world's largest pool of S-64 pilots and support crews, each of whom has had years of training and experience to meet required proficiency levels.

              Our engineering staff has developed several proprietary accessories for the S-64 that provide the aircraft with unique, mission-specific operational capabilities and position us as a market leader across the firefighting, timber harvesting, and infrastructure construction markets. We offer cost-competitive aerial firefighting solutions and employ sustainable timber harvesting techniques. We believe that the S-64's position as the only commercial helicopter with a rear load-facing cockpit, enabling unique precision lift and load placement, provides us with a competitive advantage and growth opportunities across a wide range of precision heavy-lifting markets such as alternative energy, oil and gas pipeline, electricity transmission grid, broadcasting tower, and other infrastructure construction projects.

              Vertically Integrated Business Model.    We offer a full spectrum of heavy-lift helicopter solutions, including the design, engineering, development, manufacturing, and testing of the S-64 aircraft, as well as aerial services, crewing, MRO, and aftermarket support. Our integrated business model allows us to leverage our knowledge and breadth of capabilities to increase operational efficiency and fleet/employee utilization while enhancing product quality and performance. Our business benefits from close cooperation between our designers and engineers, on the one hand, and our operations personnel, on the other hand, allowing us to quickly react to changing customer needs and new business opportunities. We provide MRO services on our S-64 fleet, and we continue to supply parts and major maintenance and overhaul services to every aircraft we have sold. We also perform similar operations on components for owners of other aircraft platforms. Our FAA-certificated repair station offers a full array of services from small repairs to extensive heavy airframe maintenance. Beyond the usual capabilities of a repair station, we have a team of engineers and resident Designated Engineering Representatives to assist in repair and modifications, as well as to address engineering issues that arise during the maintenance process. We believe our integrated approach reduces our costs and diversifies our revenue stream.

              Established International Presence.    During our history, we have operated in 16 countries across four continents. Global operations allow us to maximize the use of our fleet for seasonal aerial services and position us to capitalize on opportunities in a broad range of geographies. We currently maintain a year-round international presence in Canada, Italy, and Malaysia, and a seasonal operating presence in Australia and Greece. Our global reach and our efficient management structure enables us to provide high quality, reliable services with high levels of operational availability to our customers. In addition, our geographically distributed fleet minimizes our mobilization costs and the response times in meeting our customers' service requirements. Revenues from external customers by geographic area for the last three fiscal years are provided in Note 12 to our consolidated financial statements included in this prospectus.

              Proprietary Technologies and Continuous Innovation.    Since acquiring the S-64 Type Certificate, we have made over 350 design improvements to the S-64, which we believe maintain the S-64's position as one of the most versatile and technologically advanced commercial heavy-lift helicopters in the world. Some of our innovations include a 2,650 gallon firefighting tank system with a snorkel attachment to fill the tank with salt or fresh water in less than 45 seconds, a "heli harvester" for aerial timber harvesting without ground crews, and an anti-rotation device that prevents load rotation and increases close tolerance load placement capabilities. We continuously explore ways to deliver innovative solutions to our customers and to potential customers in new markets.

              Valuable Long-Term Customer Relationships and Contracts.    We focus on building long-term relationships with key customers through reliable performance and a strong commitment to safety and service. Some of our customers have been continuous customers for more than 20 years. We believe that our established relationships and our focus on meeting or exceeding our customers' expectations allow us to effectively compete for and win new projects and contract renewals. We also believe our customer relationships are strengthened by our focus on providing a full range of heavy-lift helicopter solutions, from OEM and aerial services to crewing, MRO, and aftermarket support. Our long-term relationships help provide us with visibility with respect to our revenue, aircraft utilization, and scheduled usage patterns. Since 2008, we have increased our focus on obtaining long-term contracts with key customers. In 2009, we derived more than 50% of our revenues from long-term contracts, some of which extend through 2013.

              Experienced and Growth-Oriented Management Team.    Our senior management team is composed of six individuals, including two former U.S. military helicopter pilots, with an average of 28 years of experience in the aviation industry and rotorcraft sector. This professional aerospace team provides us with deep domain knowledge, extensive operational and manufacturing expertise, and strong customer and business relationships. This team also has a successful track record of identifying, pursuing, and executing on key growth opportunities and long-term contracts. Our senior management team is supported by 15 executive directors averaging more than 15 years of experience in the helicopter services and aerospace manufacturing industries.

Our Strategy

              Our goals are to strengthen our position in the competitive heavy-lift helicopter industry by continuing to provide innovative, value-added solutions to our customers, and to expand our aircraft and components sales and MRO services. We intend to focus on the following strategies to achieve these goals:

              Maintain Position in Aerial Services and Expand into New Markets.    We plan to grow our business in each of the aerial services markets in which we currently operate, while also pursuing new markets. We intend to leverage our global presence, our vertically integrated offerings, and our innovative technologies to expand our customer base and increase our fleet utilization. We expect to opportunistically expand our aircraft fleet to support customer demand.

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  Firefighting.  Although we are a leading global provider of aerial firefighting solutions, we do not have a presence in several European, Asian, and South American markets that have a demonstrated need for our firefighting solutions, and we intend to opportunistically enter these markets. The seasonal differences between these countries and those we currently serve provide us with the opportunity to increase our global fleet's utilization and are expected to give us more scale in each of the key regions in which we intend to grow.

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  Timber harvesting.  While we are a leading provider of sustainable timber harvesting solutions across our current markets, we do not have a significant presence in many high-value timber regions. We intend to opportunistically enter new markets in South America and Asia where high-value timber resources are particularly abundant and present significant growth potential for our heavy-lift solutions. In addition, we expect to continue to capitalize on the growing global political and social sentiment favoring sustainable and environmentally friendly timber harvesting activities, as we have done in North America and Malaysia.

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  Infrastructure construction.  We believe that infrastructure construction represents a large market with growth potential for us. We have successfully executed contracts in several countries and we believe that we have the opportunity to enter new markets that could benefit from our capabilities and extensive experience. In particular, we believe that electrical grid development and modernization, oil and gas pipeline construction, wind turbine construction, and other alternative energy projects represent our most significant growth opportunities in infrastructure construction.

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  Emergency response.  We are currently developing a comprehensive emergency response marketing effort to provide advanced global aerial solutions in support of disaster recovery, hazard mitigation, and infrastructure restoration.

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  Crewing.  We have experienced strong demand for our crewing services from customers who have purchased our aircraft and we expect this trend to continue as the global installed base of S-64s expands.

              Increase Our S-64 Aircraft Sales.    Our goal is to increase sales of the S-64 to existing and new customers in several countries worldwide. In addition to generating profits upon sale, increasing the installed base of S-64s is expected to lead to increased demand for our crewing services, OEM components, MRO, and other aftermarket services. We recently established a sales team that is solely focused on new aircraft sales and that has identified several near- and medium-term sales opportunities.

              Expand Our MRO and Aftermarket Solutions.    We intend to expand our MRO and aftermarket solutions by pursuing new opportunities in heavy and medium aircraft maintenance. Our highly trained engineers and maintenance support personnel are capable of performing significant maintenance services for both rotary and fixed-wing aircraft. We intend to leverage our expertise with the S-64 to extend our MRO capabilities across similar aircraft platforms. In addition to performing MRO and aftermarket services for the S-64, we believe we are also well-positioned to design, develop, and manufacture product enhancements for other aircraft directly or in partnership with rotary and fixed-wing aircraft OEMs. These OEMs are increasingly focused on developing new platforms rather than on servicing legacy platforms, because their large fixed-cost structures and limited engineering capacity often render the latter uneconomical. We are currently pursuing aftermarket OEM opportunities which leverage our engineering expertise, including a pending contract with a large diversified aerospace OEM for the exclusive design, certification, manufacture, and delivery of an enhanced fuel system for one of its legacy helicopter models.

              Maintain a Continued Focus on Research and Development.    To effectively maintain our success, we are dedicated to continuous innovation and significant research and development projects. Our operations have benefited from innovations such as our fire tank and snorkel, anti-rotation device and hoist, and hydraulic grapple. We have several new product applications and aircraft accessories under development, including a redesigned Automated Flight Control System, night vision cockpit instrumentation, an aerial vacuum lift device, composite main rotor blades, and a universal multi-purpose container for cargo transportation. Innovative new products and capabilities enhance the reliability and versatility of our aircraft in existing and new markets, enabling us to expand our market access, increase our customer base, and capture additional market share.

              Selectively Pursue Acquisitions of Businesses and Complementary Aircraft.    We intend to continue to opportunistically evaluate the acquisition of businesses and aircraft that could complement and enhance our aerial service capabilities and service offerings and increase our access to customers and our penetration of new and existing markets.

Changes to Our Company Since Our 2007 Acquisition

              Our company has benefited from an entrepreneurial, results-focused culture since we began helicopter timber harvesting in 1971. Since our acquisition in 2007, we have added strong professional aerospace managers to our team and enhanced our business management systems. We believe that these changes will allow us to capitalize on our competitive strengths and grow our business. Changes include:

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  Management.  Within the last two years, we have added five of the six members of our senior management team, including our new CEO and CFO, as well as new Heads of Global Sales and Marketing, Aircraft Manufacturing and MRO, and Aerial Services. This management team has extensive experience in the helicopter services and aerospace manufacturing sectors and has brought about significant improvements to our operations.

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  Corporate functions.  Under the leadership of the current management team, we have institutionalized all corporate functions and developed key performance indicators that are reviewed monthly with our senior leadership team. This includes a comprehensive revenue forecasting process. Our governance has been enhanced through the use of a transaction approval process for all material transactions. Safety, operating, and strategic plans are now in place. Investments in leadership talent and systems have been made in our sales and marketing and finance groups.

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  Focus on long-term contracts.  Prior to our acquisition, we maintained few long-term contracts. Our new focus on obtaining long-term contracts increased our long-term backlog as of December 31, 2009 by $151.2 million to $184.6 million compared to September 26, 2007. Throughout 2009, we derived more than 50% of our revenues from long-term contracts, some of which extend through 2013.

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  Increased MRO focus.  Prior to our acquisition, our MRO effort was primarily internally focused. While servicing our own fleet of 17 S-64s remains the largest component of our current MRO activities, we have broadened our focus to leverage our expertise with the S-64 to offer MRO services across similar aircraft platforms. We are currently pursuing various aftermarket OEM opportunities, including a pending contract with a large diversified aerospace OEM for the exclusive design, certification, manufacture, and delivery of an enhanced fuel system for one of its legacy helicopter models.

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  Increased effort to expand Aircrane sales.  Since our acquisition, we have hired a new sales and marketing team, including our new Head of Global Sales and Marketing, and established a dedicated group focused solely on expanding Aircrane sales. The new group has significantly increased our sales pipeline activities and has identified several near- and medium-term sales opportunities with governmental agencies and commercial customers in several countries worldwide. In 2009, under the leadership of our new Head of Global Sales and Marketing, we completed our first sale of an Aircrane to a commercial customer.

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  Improved standards for safety and quality.  We have implemented specific, company-wide safety and quality processes to further enhance our safety and quality culture and now exceed several recommended FAA standards. These processes allow us to provide all of our employees and customers with consistently safe and high-quality service, which we believe is essential to our business. In recognition of the importance of safety, we have a full-time dedicated Safety & Compliance Department reporting directly to the CEO. We operate under a fully implemented Safety Management System, which meets or exceeds current FAA requirements. We received AS9100 Certification in May 2009. In March 2010, we successfully completed an annual surveillance audit and received a rare 100% performance rating.

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  Increased media exposure.  Our management team has pursued various opportunities to increase the S-64's media exposure. In addition to features in newspapers and magazines, the unique design and capabilities of our Aircrane have been featured in a recent documentary by National Geographic and at the center stage of the 2009 EAA Airventure Oshkosh airshow.

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  Headquarters relocation.  In March 2009, we relocated our corporate headquarters from Central Point, Oregon to Portland, Oregon, which we believe has improved our ability to attract and retain highly qualified management personnel and provides us with improved access to our global customers and facilities.

Products and Services

              Our S-64 Aircrane is a versatile, powerful, and efficient precision heavy-lift helicopter with lift capacity of up to 25,000 lbs. The S-64 is the only commercial aircraft built specifically as a flying crane, in contrast to those with fuselages built for internal loads. The S-64's unique design allows us to perform a wide variety of critical services, including firefighting, timber harvesting, and infrastructure construction. The S-64 is the only helicopter in the world with a rear load-facing pilot station that provides an unobstructed view and complete control of the load being placed. We believe the aircraft's inherent versatility, large payload capacity, and precision placement capabilities provide us with competitive advantages and support our position as a leading provider of heavy-lift helicopter solutions worldwide.

              The table below highlights the specifications of our two S-64 models:

Specification	S-64E	S-64F
Power Plant	2 Pratt & Whitney JFTD12A-4A	2 Pratt & Whitney JFTD12A-5A
Shaft HP	4,500 per engine, 9,000 total	4,800 per engine, 9,600 total
Gross Weight (Max.)	42,000 lbs.	47,000 lbs.
Empty Weight	20,200 lbs. average	20,400 lbs. average
Payload Capacity	20,000 lbs.	25,000 lbs.
Max Cruise Speed	115 knots = 132 mph	104 knots = 119 mph

              The S-64 was originally manufactured by Sikorsky Aircraft Corporation. We purchased the S-64 Type Certificate from Sikorsky in 1992 and have since developed and certified over 350 improvements to the original design, which have significantly enhanced the S-64's versatility and precision heavy-lift capabilities. In addition, we are committed to continuous innovation and the allocation of resources to the design, engineering, and development of new and improved S-64 tools and accessories. Components such as the anti-rotation device and hoist, hydraulic grapple, and high-volume fire tank and snorkel enhance the S-64's ability to perform effectively and cost-efficiently. As we continue to enter new markets we will continue to design and develop products as needed. The table below highlights some of our proprietary S-64 accessories.

Accessory	Market	Description
Fire Tank and Pond Snorkel	Firefighting	2,650 gallon tank that drops water, retardant, or foam mix; includes a water collecting snorkel that refills the tank with fresh water in less than 45 seconds
Fire Tank and Sea Snorkel	Firefighting	2,650 gallon tank with anti-sea spray device, enabling in-flight seawater refill in less than 45 seconds while minimizing the damaging effects of seawater spray from stationary refilling
Foam Cannon	Firefighting	Water, foam, and fire retardant dispenser that forces a stream of retardant at 300 gallons per minute with a coverage range of 200 ft.
Hydromulch Loading Manifold	Post-Firefighting	Dispenser of mulch and other regenerative materials for post-fire management, promoting regrowth and reducing post-fire erosion
"Heli Harvester"	Timber Harvesting	Self-seating harvester that allows logging operations with no ground crew required during helicopter operations
Hydraulic Grapple	Timber Harvesting and Infrastructure Construction	Exerts over 42,000 pounds of pressure to secure timber as it is harvested in an ecologically friendly manner; supports debris removal
Long-Line Shock and Pendant	Timber Harvesting and Infrastructure Construction	Shock absorbing aircraft attachment for hydraulic grapple that absorbs load variances, facilitating smoother flying and increased aircraft longevity

Accessory	Market	Description
Anti-Rotation Device and Hoist	Infrastructure Construction	Prevents load rotation and enables precise load placement
Material Transport Bucket	Infrastructure Construction	Allows for the transportation and precision delivery of various materials to a particular location

              We currently have several new product applications and aircraft accessories under development, including a redesigned Automated Flight Control System, night vision cockpit instrumentation, aerial vacuum lift device, composite main rotor blades, and a universal multi-purpose container for the transportation of cargo. Innovative new products and capabilities enhance the reliability and versatility of our aircraft, which we believe positions us well to increase our customer base and market share.

Aerial Services

              We are a leading heavy-lift provider of aerial helicopter solutions to domestic and international customers. Our S-64 Aircrane was designed as a versatile, airborne heavy-lift platform with capabilities that support a wide variety of missions and end-markets. The S-64 is capable of providing heavy-lift solutions to a wide variety of industries, including firefighting, timber harvesting, infrastructure construction, oil and gas and energy related construction, disaster recovery, and emergency response. We own, operate, and maintain a fleet of 17 S-64s, making us the world's largest S-64 operator. We typically lease our aircraft to customers for specific missions, with customers generally paying for the aircraft, maintenance, and crewing services, as well as fuel expense. In addition, we currently provide crewing for the majority of aircraft we have sold.

              Our air crews consist of two or three pilots per aircraft who are capable of flying daily missions of up to 10 hours. S-64 missions are highly specialized and require pilots, mechanics, technicians, and support crews with extensive experience in helicopter operations and in specific mission training. To support our commitment to safety and quality service, we recruit pilots with exceptional long-term in-flight helicopter experience and require that new hires spend significant time as co-pilots before graduating to full pilots, regardless of previous experience in other aircraft. We believe that our attractiveness to customers depends not only on the capabilities of our aircraft but also on the high level of training and abilities of our air crews and support personnel, as well as our safety policies and procedures.

              Aerial services accounted for 76% of our consolidated revenues in 2009 (66% firefighting, 21% timber harvesting, 6% construction, and 7% crewing), 96% in 2008 (60% firefighting, 30% timber harvesting, 6% construction, and 4% crewing), and 74% in 2007 (54% firefighting, 39% timber harvesting, 3% construction, and 4% crewing). Our aerial services are seasonal, but our global operations help us mitigate the effects of seasonality; for example, the firefighting season in the U.S. typically runs from May to October and in Australia it runs from October to February.

              Firefighting.    Our S-64 Helitanker—the Aircrane with an attached 2,650 gallon fire tank—is one of the most versatile, powerful, and cost-competitive aerial firefighters in the world. The S-64 Helitanker has provided firefighting services in the U.S., Canada, Mexico, Italy, Greece, France, Turkey, and Australia. Our firefighting customers include federal, state, local, and international government agencies who hire us to be available as needed. Under our typical firefighting contracts, aircraft are deployed to locations prone to seasonal fires and remain on standby throughout the fire season. For these contracts, which we refer to as exclusive-use contracts, we typically charge on a per-day basis for availability and on a per-hour basis for actual aircraft use. In some circumstances, we only charge for actual aircraft use; these contracts, which we refer to as call-when-needed contracts, have considerably higher daily and/or hourly rates than our exclusive-use contracts. Because fire seasons differ in the Northern and Southern Hemispheres, we are able to capitalize on the year-round demand for firefighting services by moving aircraft from one location to another.

              Our 2,650 gallon fire tank features microprocessor controlled tank doors that allow for eight different coverage levels. The tank provides the S-64 with a comparable delivery capacity of fixed-wing tanker planes and the increased maneuvering capabilities of a helicopter. Fixed-wing alternatives must land to reload or skim-load from large bodies of water. Our Helitanker reloads while in flight in 45 seconds or less from any available water source deeper than 18 inches, including rivers, lakes, oceans, and cisterns. As a result, if there is a water source nearby, the S-64 can reload and return to its target significantly faster than fixed-wing alternatives, resulting in a substantially larger total drop capacity and a more cost-effective solution for fighting most fires.

              Our proprietary accessories, including our water cannon, sea and pond snorkels, and hydromulch loading manifold, have helped us remain a leader in the firefighting market. As we look to increase our market share within the international firefighting market we will continue to pursue new product innovations.

              Timber Harvesting.    We have flown the S-64 in high-performance, low-impact timber operations since 1971 in a number of regions, including the U.S., Canada, and the tropical forests in Malaysia. Our customers request our harvesting solutions primarily for high-value timber, such as tropical hardwoods and for remote area harvesting in locations that would otherwise require road construction or prohibit ground-based harvesting.

              Aerial timber harvesting with the S-64 is a cost-competitive, sustainable, and environmentally friendly method of harvesting high-value and difficult to access timber. Timber is vertically lifted and transported with our proprietary hydraulic grapple, minimizing the need for road development and large support crews on the ground. We believe one S-64 can harvest and transport the same amount of timber in a day as approximately 50 ground tractors. The environmental benefits of this sustainable forest practice include far less damage to adjacent stands of trees, soil, and riparian areas.

              Infrastructure Construction.    The S-64's rear load-facing pilot seat, combined with the skill and experience of our pilots, makes the aircraft particularly well-suited for infrastructure projects that require extreme precision in load delivery, such as electricity transmission and broadcasting towers, oil and gas pipelines, wind turbines, mining conveying systems, industrial equipment, emergency shelters, and ski-lift equipment. The S-64 can be configured to transport heavy machinery and equipment such as heating, ventilating, and air conditioning HVAC units, automotive equipment, and other large cargo items.

              We have developed a number of innovative mission-specific tools and accessories that further enhance our capabilities and increase our versatility, including our anti-rotation device and hoist, hydraulic grapple, and material transport bucket. We are continuously seeking additional applications for the S-64 and are currently developing an aerial vacuum lift device to be used in pipeline construction and similar activities.

              Crewing.    For customers who purchase an S-64 Aircrane but lack qualified operating personnel, we offer pilots and field maintenance crews on an annual or multi-year contract basis. Because we are currently the largest employer of trained and qualified S-64 pilots, crew chiefs, field mechanics, and other support personnel worldwide, we are often a critical solution for effective crewing of our sold aircraft. We provide crewing services for five of the nine aircraft we have sold to date. As we increase our sales of S-64s, we expect our crewing services to increase accordingly.

Aircraft Manufacturing and Maintenance, Repair, and Overhaul (Manufacturing / MRO)

              Through our Manufacturing / MRO segment we manufacture S-64s from existing airframes, manufacture new components on a contract basis, and provide customers with FAA and EASA certified MRO services in our AS9100 certified facility. The MRO process includes the disassembly, cleaning, inspection, repair, and reassembly of airframes, engines, components, and accessories, as well as the testing of complete engines and components. We perform major maintenance, repair, and overhaul on our own S-64s, and we continue to provide parts and major maintenance and overhaul services to each aircraft we have sold. We also offer "cost per hour" (CPH) contracts in which we provide all parts and service for a customer's aircraft at a fixed hourly rate, increasing our customers' ability to predict and manage their maintenance costs. Our Manufacturing / MRO segment accounted for 24% of our 2009 consolidated revenue.

              We have manufactured a total of 31 S-64s for our own use and for customers, and have sold one for domestic construction operations and eight for international firefighting operations. In years when aircraft sales occur, they typically account for more than 10% of our consolidated revenues. We also build and manufacture S-64s for our own use as dictated by customer demand and currently own, operate, and maintain 17 S-64s. All of our aircraft are built in-house at our facility in Central Point, Oregon, enabling us to manufacture an S-64 to new specifications in approximately six months. As the owner of the S-64 Type and Production Certificates, we also have the exclusive authority and ability to manufacture an S-64 entirely from new parts.

              We have extensive capabilities in new parts production of airframes, aircraft systems, and avionics components for a wide variety of rotary and fixed-wing aircraft. Our highly skilled mechanics and technicians regularly manufacture airframe subassemblies and other sheet metal parts and have machining capabilities that include computer numerical control milling, grinding, and lathing. Our manufacturing operations can fabricate hard-to-locate parts, or even reverse engineer and reproduce parts that may no longer be available from traditional sources. We manufacture aluminum main and tail rotor blades and have partnered with OEMs to design and manufacture composite main rotor blades that we believe will significantly improve the performance of our S-64s and other helicopters.

              While we provide MRO services to our own S-64s, we continue to provide parts and major maintenance and overhaul services to every aircraft we have sold. We also perform similar operations on engines and other components for owners of other aircraft platforms. Our FAA-certificated repair station offers a full array of services from small repairs to extensive heavy airframe maintenance. Beyond the usual capabilities of a repair station, we have a team of engineers and resident Designated Engineering Representatives to assist in repair and modifications, as well as to address any engineering issues that arise during the maintenance process.

Research and Development

              Our research and development efforts have been critical to our success, and we dedicate significant resources to improving our aircraft's performance and developing new applications and products. We spent approximately $6.9 million on research and development in 2009, $7.0 million in 2008, and $13.6 million in 2007. Our budget for research and development in 2010 is approximately $9.2 million, and we expect to increase our research and development investments in 2011 and 2012. We have several new product applications and aircraft accessories under development, including a redesigned Automated Flight Control System that significantly improves system performance and reliability and reduces maintenance costs. We are also developing night vision cockpit instrumentation, aerial vacuum lift device, composite main rotor blades, and a universal multi-purpose container for the transportation of cargo. Innovative new products and capabilities enhance the reliability and versatility of our aircraft in existing and new markets, enabling us to expand our markets, increase our customer base, and capture additional market share.

Backlog

              Backlog represents the amount of revenue that we expect to derive from signed multi-year contracts or anticipated contract extensions. For contracts that include both a daily and an hourly rate component, only the daily component of revenue is included in backlog and an estimate of the expected hourly revenue is not included. For contracts that include a guaranteed number of hours, the guaranteed hours are included in backlog. The backlog as of December 31, 2009 is estimated at $184.6 million as compared to $171.5 million at December 31, 2008. We expect to realize the benefit of this backlog through 2013. A substantial portion of our backlog is related to anticipated contract extensions. See "Risk Factors—We have a significant backlog that may be deferred or may not be entirely realized."

Sales and Marketing

              Our sales and marketing activities are under the direction of our Vice President and Head of Global Sales and Marketing. Sales and marketing assignments are allocated based on geography to regional managers who are responsible for generating qualified sales leads. Once a potential customer is qualified, the managers are supported by segment managers who provide subject matter expertise on our various products and services. We have retained consultants to assist us with new government contracting opportunities in the U.S. We also retain independent representatives in specific countries on a commission basis. Our independent representatives operate under contracts in which they pledge to act in full compliance with the Foreign Corrupt Practices Act and other applicable legislation.

              Our marketing functions are principally directed at identifying and understanding geographic markets and developing new applications for our products and services. We are currently focused on potential energy applications for oil and gas exploration, transmission towers, and pipeline development in South America, Europe, North America, and Asia. In firefighting applications, we are focused on Southern Europe, South America, and Asia. We are pursuing timber harvesting applications in North America, Asia, and South America and construction applications in North America, Europe, the Middle East, South America, and Asia. In addition to our traditional operating markets, we are exploring various new product applications to enable us to enter new markets such as emergency response.

Significant Customers

              Each of the following customers accounted for over 10% of our sales in 2009: the U.S. Forest Service, Protezione Civile (Italian government), ICSS S.A. (Hellenic Fire Brigade, indirectly), and San Diego Gas & Electric.

Intellectual Property

              Because we own the S-64 Type Certificate, we are the only company authorized to manufacture the S-64 and OEM components for the S-64. In addition, our core technologies are protected through a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as through contractual restrictions. We enter into confidentiality and inventions assignment agreements with our designers, engineers, consultants, and business partners, and we control access to and distribution of our proprietary information.

              We have patents related to our fire tank in the U.S. that expire in 2011 and 2012. We also have patents related to our sea snorkel in the U.S., Canada, Korea, China, certain countries in Europe, and elsewhere. Our sea snorkel patents expire in the U.S. in 2021. One of the sea snorkel patents is currently undergoing reexamination proceedings in the U.S. Patent and Trademark Office. Such proceedings may result in the invalidation or narrowing of the scope of our patent. We have filed a provisional patent application in the U.S. for our aerial vacuum lift device. We may file for additional patent protection as we deem appropriate to protect new products.

              We have registered the AIR CRANE word mark in the United States. Our pending trademark filings in the United States include the marks AIRCRANE INCIDENT RESPONSE SYSTEMS, AIRS, and the Erickson logo, featuring a design of an Aircrane.

Insurance and Risk Management

              We mitigate risk by maintaining hull and liability insurance on our aircraft covering us for loss of or damage to the aircraft and for the cost of defending against and paying any claims brought by others. We also insure the aircraft against war risk and related perils. In addition, we maintain insurance for other risks inherent in doing business, such as automobile liability, pollution liability, and workers' compensation coverage. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance.

Competition

              We compete with several other heavy-lift helicopter operators in one or more of our markets, including Columbia Helicopters, Helicopter Transport Services, and Siller Brothers. In a more general sense, we compete with other airborne solutions, including fixed-wing firefighting operators, and with a variety of ground-based alternatives. Competition is generally on the basis of appropriateness of the solution, cost, reliability, and environmental impact.

              On a platform basis, we believe our closest competitor is the Columbia 234 "Chinook" helicopter, the Type Certificate for which is owned by Columbia Helicopters. A number of military helicopters could, if made available for civilian use, be deployed in operations similar to those that we undertake and have significantly greater lift capacity and range.

Facilities

              We operate from two principal facilities that we own in Central Point, Oregon. Our operations and general offices are located in an 88,548 sq. ft. factory on an eight-acre site. We also operate a 50,000 sq. ft. warehouse on a 40-acre site approximately four miles from our operations facility. In their current configuration, our facilities can support all of our current operations and the manufacture of up to four aircraft per year.

              We lease approximately 7,300 sq. ft. of headquarters office space in Portland, Oregon under a lease that expires in 2011. We lease office and hangar space for our foreign operations.

Employees

              We employ approximately 700 employees, of whom approximately 350 are located at our Central Point facilities and 19 are located in our Portland headquarters. We employ approximately 100 pilots. We deploy crews, including pilots and maintenance personnel, on-site where we deploy our aircraft. Our employee base is generally stable and turnover is low. None of our employees is represented by a labor union. Our 12 pilots in Italy are covered by statutory employment protections.

Regulation

              All aspects of our business are heavily regulated under federal, state, local, and foreign laws and regulations. These laws and regulations may require us to maintain and comply with a wide variety of certificates, permits, licenses, noise abatement standards, and other requirements. These regulatory agencies have the authority to modify, amend, suspend, or revoke the certificates, permits, and licenses granted to us for failure to comply with provisions of law or applicable regulations, and may impose civil or criminal penalties for violations of applicable rules and regulations.

              Federal Aviation Administration and Comparable Agencies.    Our aerial operations, aircraft manufacturing, and MRO are subject to complex aviation and transportation laws and regulations under which the United States Department of Transportation (DOT), principally through the FAA, exercises regulatory authority over certificate holders and persons that operate, manufacture, or repair aircraft. We are also subject to comparable regulation in several foreign countries with respect to our operations in those countries.

              The FAA and comparable foreign agencies, including the European Aviation Safety Agency, have jurisdiction over many aspects of our business, including:

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  The issuance of type certificates for the S-64 aircraft;

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  Approval of major modifications to the S-64 aircraft or its systems;

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  Approval of S-64 accessories used in our operations, such as our sea snorkel and our anti-rotation device and hoist;

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  Promulgation and enforcement of rules governing the operation of aircraft generally and in connection with specific missions;

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  Promulgation and enforcement of rules governing the manufacture and repair of aircraft, aircraft systems, and aircraft components; and

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  Promulgation and enforcement of rules governing the qualification, training, and currency of pilots, flight crew, and repair and maintenance personnel.

              The FAA and comparable foreign authorities actively monitor compliance with these rules and conduct regular inspections and audits of our operations and facilities. A serious violation of any of these rules could result in the imposition of fines or penalties, the revocation of our type certificate or the suspension or revocation of our operating licenses. The aviation regulation agencies in various jurisdictions sometimes work in concert to avoid duplication of regulatory effort, but each agency has authority to impose and enforce its own regulations and conduct its own inspections with respect to operations within its jurisdiction.

              U.S. federal laws require that at least 75% of the voting securities of a domestic air carrier be owned or controlled by citizens of the U.S., and that its president and at least two-thirds of its directors and managing officers be U.S. citizens. We believe that these requirements do not apply to our operations. Nonetheless, out of caution and to allow for possible changes in our future operations, we have adopted governance practices to ensure our compliance with these provisions even if inapplicable. Our CEO and at least two-thirds of our directors and managing officers are U.S. citizens, and our second amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that the voting rights of the shares registered on the foreign stock record in the name of each foreign stockholder will be proportionally reduced so that the voting rights of the amount so registered are reduced if the amount registered would exceed the foreign ownership restrictions imposed by federal law.

              The FAA and comparable foreign agencies may adopt new regulations, directives, or orders that could require us to take additional compliance steps or result in the grounding of some of our aircraft or the suspension of certificates or licenses, which could increase our costs or result in a loss of revenues. New regulations could also restrict our operations or increase our operating costs.

              Environmental Regulations.    We are subject to increasingly stringent federal, state, local, and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management, and environmental cleanup. Future regulatory developments may require us to take additional action to maintain compliance with applicable laws. For example, future laws and regulations limiting the emission of greenhouse gasses could, among other things, require us to change our manufacturing processes, which may require us to make significant additional expenditures.

              Certain of our operations are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters.

              Other Regulations.    Our operations in non-U.S. jurisdictions are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which local citizens own a majority interest and we hold a minority interest, or through local agents.

Safety

              We have company-wide safety and quality processes administered by a Safety & Compliance Department reporting directly to the CEO. We received Safety and Health Achievement Recognition Program (SHARP) Certification in 2009 from the Oregon OSHA. The SHARP Certification identifies companies that achieve a level of safety that far exceeds base compliance standards. Also in 2009, we were recognized by the local chapter of the American Society of Safety Engineers with the STAR Award, which recognizes companies that have demonstrated commitment to workplace safety by lowering their OSHA recordable accident rate over multiple years. We operate under a fully implemented Safety Management System (SMS) which exceeds FAA requirements. SMS is the global aviation gold standard for managing risk. We have been a participant in Helicopter Association International's Platinum Program of Safety for the last three years and have received its Safe Operator Award for 2009. We received AS9100 Certification in May 2009. In March 2010, we successfully completed an Annual Surveillance Audit and received a rare 100% performance rating. The FAA presented us with a "Gold Certificate of Excellence" honoring our participation in the FAA-sponsored Aviation Maintenance Training program in 2008 as well as a "Special Recognition Award" signifying participation with the program for the past five years.

Legal Proceedings

              From time to time, we are party to various legal proceedings in the normal course of business. These claims, even if lacking in merit, may result in the expenditure of significant financial and managerial resources. We are currently a party to the following significant legal proceedings.

              IRS Claim.    The Internal Revenue Service (IRS) issued a Notice of Proposed Adjustment on June 3, 2009 proposing to reallocate foreign tax credits amounting to $9.8 million taken in 2005 and 2006 to earlier tax years. We are protesting the proposed adjustment and on January 15, 2010, requested that the matter be submitted to IRS Appeals. The case is currently in the IRS appeals process, and a conference to review the matter is expected in late 2010. We have established a reserve for the full amount of our potential liability.

              Evergreen Claim.    Evergreen Helicopters, Inc. (Evergreen) filed a complaint against us in the U.S. District Court for the District of Oregon on June 29, 2009 alleging claims under the Sherman Antitrust Act and the Clayton Act and for breach of contract. The complaint alleges that the plaintiff is the owner of one "S-64E Skycrane" [sic] helicopter acquired in 1973 and two CH-54A Skycrane helicopters acquired respectively in 2004 and 2006, and that the plaintiff is a third-party beneficiary under a 1992 contract between us and Sikorsky Aircraft Corporation that obligated us to support Skycranes. The plaintiff alleges that we breached our obligations to third-party beneficiaries by restricting the supply of parts and not supplying parts for its S-64E in a timely manner, particularly in the four-year period prior to the filing of the complaint, and by restricting the supply of parts and not supplying parts for CH-54As. The plaintiff also alleges that we have monopoly power in the alleged heavy-lift helicopter service and parts markets, or that we are attempting to obtain such monopoly power, and that Evergreen's business has been injured by our actions. The complaint seeks damages in an unspecified sum, treble damages under the antitrust laws, and costs, disbursements, and attorneys' fees. The case is currently in the discovery phase. In a lawsuit brought against us in 2007, which was subsequently settled, the court determined in a non-final order that we had an affirmative obligation under the 1992 Sikorsky contract to support CH-54 operators. We intend to continue to vigorously defend ourselves against these claims, but we cannot predict whether we will be successful if the case proceeds to trial.

              Rome Accident.    In July 2005, one of our U.S. employees was killed when an Aircrane being delivered to our Italian customer crashed. The commander of the flight, who also is one of our employees, is subject to criminal prosecution under Italian law. The preliminary investigation closed in March 2008, and the commander was indicted. The matter is pending in the Tribunale Civile e Penale di Civitaveccia Ufficio GIP/GUP. The family members of the deceased filed in the criminal court as damaged civil parties for damages in an aggregate amount of €1.2 million ($1.6 million). We accepted the plaintiffs' most recent settlement offer of €0.4 million ($533,000) on April 13, 2010 and that acceptance was acknowledged by the plaintiffs on April 19, 2010. We are in the process of negotiating the related release and settlement agreement. Of the €0.4 million ($533,000) settlement amount, our insurer has agreed to pay €0.2 million ($266,500). We have reserved for the remaining €0.2 million ($266,500) at December 31, 2009.

              Tomato Crop Claim.    In November 2008, Società Agricola C.S.A. Srl filed a claim in the Corte d'Apello in Lecce, Italy alleging €2,888,250 in damages to a tomato crop and farm facilities when an Aircrane engaged in firefighting in Italy drew water from a farmer's reservoir. The action is in an early stage and our insurers are defending under reservation of rights. We are not able to determine the likelihood of any outcome in this matter, nor are we able to estimate the amount or range of loss or the impact on our financial condition in the event of an unfavorable outcome.

              U.S. Forest Service Claim.    In early June 2008, we were awarded four contracts with the United States Forest Service (USFS). In late June 2008, the USFS issued a stop work order on three of the four contracts. In October, 2008 we filed a request for equitable adjustment on the stop work order with the USFS Contracting Officer. After being denied on our request for equitable adjustment, in July 2009, we filed a claim with the Civilian Board of Contract Appeals for approximately $3.0 million, which represented our estimate of additional costs incurred by us under these contracts, which we were not able to mitigate, as a result of the stop work order. We believe that these additional costs are compensable under USFS rules. An independent expert has determined the amount of these additional costs at $2.8 million. We and the USFS have each filed motions for summary judgment with the Civilian Board of Contract Appeals. We are awaiting a decision on the motions for summary judgment. We recorded approximately $3.0 million as a receivable in 2008, and reduced this amount to approximately $2.8 million in 2009 to reflect the revised estimate of additional costs.

              Escrow Claim.    Our company was acquired in a merger transaction on September 27, 2007, in which the buyers acquired 100% of our outstanding common stock. In connection with that transaction, the seller established a $9 million escrow to guarantee certain of seller's obligations, including seller's indemnity obligations under the purchase agreement. The seller is obligated under the purchase agreement to indemnify us for 50% of any claims by the IRS in connection with foreign tax credits, with such foreign tax credit indemnification obligation capped at $6 million (see —IRS Claim). On August 12, 2008, we issued a demand notice against the escrow. On February 3, 2009, we filed a complaint against the seller in the Supreme Court of the State of New York alleging breach of contract, breach of warranty, and negligent misrepresentation. On April 7, 2009, the seller filed a motion to dismiss, which was subsequently granted by the court on December 22, 2009. On February 12, we filed a notice of appeal, which we amended on May 6, 2010.

Organizational Structure

              Some of our foreign operations are conducted through local subsidiaries and are structured to ensure compliance with local ownership laws and other requirements. Typically, we provide comprehensive lease services to our minority-owned subsidiaries under agreements which are cancelable by us; those subsidiaries in turn contract with foreign entities.

MANAGEMENT

Directors and Executive Officers

              The following table provides information regarding our executive officers and directors as of March 31, 2010. Concurrent with the completion of this offering, we expect that our board of directors will consist of seven members, a majority of which are expected to be "independent" as defined under NASDAQ rules.

Name	Age	Position
Udo Rieder	51	President and Chief Executive Officer, Director
Charles Ryan	55	Vice President and Chief Financial Officer
Scott Fitzgerald	47	Vice President and Head of Global Sales and Marketing
H.E. "Mac" McClaren	55	Vice President and Head of Aerial Services
Jeffrey Snyder	55	Vice President and Head of Aircraft Manufacturing and MRO
Eric Fraenkel	55	Vice President Plant Operations
Christopher Erickson	58	Director of Safety and Regulatory Compliance
Quinn Morgan	38	Director and Chairman of the Board of Directors
Kenneth Lau	32	Director

Directors and Executive Officers

              Udo Rieder has served as our chief executive officer and as a member of the board of directors since March 2008. From 2005 to 2008, Mr. Rieder served as vice president and general manager, parts logistics and services for Bombardier Aerospace Inc. Prior to Bombardier, Mr. Rieder worked for over eight years at Delta Air Lines, Inc., most recently as vice president, engineering and planning and as vice president, purchasing. From 1990 until 1996, Mr. Rieder held various manager positions with American Airlines, Inc., including manager of power plant purchasing and manager of warranty and repair contracts. From 1985 until 1990, Mr. Rieder served as an engineer with Bell Helicopter, Inc. Mr. Rieder holds a BS in Mechanical Engineering from Texas A&M University and also holds an AAS in Business from Central Texas College. He has served as the Chairman of the Engineering, Maintenance and Materiel Council of the Air Transport Association and as the Chairman of the e-Business Committee for the same organization.

              Charles "Chuck" Ryan has served as our vice president and chief financial officer since January 2009. From 2005 until 2008, Mr. Ryan served as chief financial officer and treasurer of Latham International Inc. From 2001 until 2005, Mr. Ryan served as chief financial officer of SSG Precision Optronics, Inc. From 1999 until 2001, Mr. Ryan served as group vice president and chief financial officer of the seating products group of B/E Aerospace Inc. From 1995 until 1999, Mr. Ryan served in various positions in General Electric's subsidiary GE Aircraft Engines, most recently as a finance officer in component repair and manufacturing operations. Prior to GE, Mr. Ryan worked for nine years at Textron Inc. and its successor entity Allied Signal-Honeywell, most recently as a group controller in the military engines and engineering development group. From 1979 until 1986, Mr. Ryan worked at Howmet Corporation in various financial controlling positions. Mr. Ryan started his career in 1978 at Olin Corporation in the financial management development program and internal audit group. Mr. Ryan holds an MBA from University of New Haven and a BS in Accounting from Quinnipiac University and is a licensed CPA in the state of Massachusetts and a current member of the American Institute of Certified Public Accountants.

              Scott Fitzgerald has served as our vice president and head of global sales and marketing since February 2009. From 1994 until 2008, he served in a variety of international and domestic sales and marketing roles at Bell Helicopter Inc., most recently as vice president of sales and marketing for Europe, Africa, and the Middle East. Prior to Bell Helicopter, Mr. Fitzgerald worked for Stevens

Aviation, Inc. Before entering the civilian workforce, Mr. Fitzgerald served six years in the U.S. Army, where he held the rank of Captain and served as U.S. Army Aviator and Test Pilot. He served in Operation Desert Shield and Operation Desert Storm and was awarded the bronze star and two air medals. Mr. Fitzgerald holds an MBA from Texas Christian University and a BA in Political Science from Furman University.

              H.E. "Mac" McClaren has served as our vice president and head of aerial services since January 2009. From 2006 until 2008, Mr. McClaren served as the vice president and program manager of the V-22 Osprey Program and prior to that as the vice president of H-1 Upgrades, Eagle Eye, and Presidential Helicopter Programs at Bell Helicopter Inc. From 2003 until 2006, Mr. McClaren worked as capture team leader for the CH-53K program at Sikorsky Aircraft Corporation. From 1994 until 2003, Mr. McClaren served in the U.S. Marine Corps, including duty as head of the Expeditionary Aviation Working Group, operations officer for the 1st Marine Division, commanding officer of Marine Light Attack Helicopter Squadron 369, as well as various other positions. His personal awards include the Legion of Merit, Meritorious Service Medal, Air Medal, Navy Commendation Medal, and Navy Achievement Medal. Mr. McClaren retired from the Marine Corps at the rank of Colonel. Mr. McClaren is a graduate of the U.S. Army War College at Carlisle, Pennsylvania and holds a BS from the University of North Carolina.

              Jeffrey Snyder has served as our vice president and head of aircraft manufacturing and MRO since March 2010. Before joining Erickson, he served as the senior vice president, aviation for TSG Technical Service Group, Inc. From 2005 to 2008, Mr. Snyder held the position of general manager, customer support at MD Helicopters, Inc. From 2000 to 2005, he worked at BE Aerospace, Inc. as senior vice president, general aviation division. He held the position of president, aftermarket division at Raytheon Aerospace from 1995 to 2000, prior to which he worked as vice president, customer support at Dassault Falcon Jet Corporation. Mr. Snyder started his career at Atlantic Aviation where he held various positions of increasing responsibility, including five years as vice president. Mr. Snyder holds a BS in Accounting from Penn State University.

              Eric "Rick" Fraenkel has served as our vice president of plant operations since 2004. Mr. Fraenkel joined Erickson in 1979 as a sheet metal mechanic. He has served in a variety of positions, including component overhaul shop manager and director of manufacturing and aircraft maintenance. Mr. Fraenkel started his career in aviation at Rosenbaum Aviation in 1978, where he became the assistant lead for cargo door conversions on DC-8 aircraft. Mr. Fraenkel holds an Airframe and Power Plant license.

              Christopher Erickson has served as our director of safety and regulatory compliance since January 2010. Mr. Erickson joined Erickson in 1981 as aircraft crew chief. He has served in a variety of positions, including chief inspector, director of maintenance, and chief repair station officer. For the last four years he was also Erickson's aviation compliance officer. From 1971 until 1981, Mr. Erickson worked as an aircraft crew chief at Carson Helicopters, Inc., in the aircraft division of Boise Cascade Inc., and finally at Siller Brothers LLC, where he last worked before joining Erickson. Mr. Erickson holds an AS in Aviation Maintenance Technology from Big Bend Community College. He currently serves as the president of the aeronautical repair station board of directors and assistant treasurer of Helicopter Association International's board of directors. Mr. Erickson is a member of FAA's ARC committee guiding new regulations for Safety Management System. He is not related to the founder of the company.

              Quinn Morgan has served on our board since September 2007 and as our chairman since January 2010. Mr. Morgan is a founding member and managing director of ZM Equity Partners, LLC. Mr. Morgan serves on the boards of several private companies affiliated with ZM Equity Partners. Prior to co-founding ZM Equity Partners in 2007, Mr. Morgan was a managing director and head of corporate private equity at D. B. Zwirn & Co., L.P. From 2000 to 2005, he was employed with Moore

Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners. From 1994 to 2000, he was employed with Goldman Sachs & Co. Mr. Morgan holds a BS in Economics from the London School of Economics and Political Science.

              Kenneth Lau has served on our board since January 2010. Mr. Lau is a founding member and managing director of ZM Equity Partners, LLC. Mr. Lau also serves on the boards of several private companies affiliated with ZM Equity Partners. Prior to co-founding ZM Equity Partners in 2007, Mr. Lau was a vice president in the Corporate Private Equity Group of D. B. Zwirn & Co., L.P. From 2001 to 2005, he was employed with Moore Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners. From 1999 to 2001, he was employed with Merrill Lynch. Mr. Lau received a Master of Engineering and two BS degrees from the Massachusetts Institute of Technology.

Board Composition

              Concurrent with the completion of this offering, we expect our board of directors will consist of seven members, four of whom will qualify as "independent" according to NASDAQ rules and regulations.

              Concurrent with the completion of this offering, we will amend and restate our certificate of incorporation. In accordance with our second amended and restated certificate of incorporation, immediately after this offering, our board will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The initial terms of the Class 1, Class 2, and Class 3 directors will expire in 2011, 2012, and 2013, respectively. Udo Rieder and an independent director will each serve as a Class 1 director, Quinn Morgan and two independent directors will each serve as a Class 2 director, and Kenneth Lau and an independent director will each serve as a Class 3 director.

              Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

              Concurrent with the completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

              The audit committee will oversee our accounting and financial reporting processes and audits of our financial statements.

              The members of the committee have not yet been appointed. We intend to appoint at least three members to this committee who are "independent" directors according to the rules and regulations of the SEC and of NASDAQ. Each of these directors will be determined to be financially literate by our board and as required by the rules and regulations of NASDAQ, and one will be an "audit committee financial expert" as defined in SEC rules. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ. The audit committee will also review and approve in advance any related person transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee.

Compensation Committee

              The compensation committee will:

  •
  assist the board of directors in fulfilling its responsibilities relating to the design, administration, and oversight of employee compensation programs and benefit plans;

  •
  discharge the board of directors' duties relating to compensation of executive officers; and

  •
  recommend matters relating to director compensation for the board of directors' approval.

              The members of the committee have not yet been appointed. We intend to appoint at least three members to this committee who are "independent" directors as defined under the Internal Revenue Code and under the rules and regulations of NASDAQ concurrent with completing the offering.

Compensation Committee Interlocks and Insider Participation

              We anticipate that none of the members of our compensation committee will be or will have been at any time during the past year an officer or employee of ours, and that none of our executive officers will serve or will have served in the past year as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Nominating and Corporate Governance Committee

              The nominating and corporate governance committee will consist of our entire board of directors, but only independent directors will be able to vote on matters before the committee. The committee will:

  •
  identify individuals qualified to become members of the board of directors and recommend nominees to the board of directors to be presented at the annual meeting of stockholders and to fill any vacancies;

  •
  consider and report periodically to the board of directors on matters relating to the identification, selection, and qualification of director candidates; and

  •
  develop and recommend a set of corporate governance principles to the board of directors.

              There will be no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

              We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.ericksonaircrane.com upon the completion of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors

              We have not historically paid any compensation to our directors. Following completion of this offering, we will pay an annual fee to each independent director equal to $70,000, payable semi-annually. Up to $35,000 of the annual director fee will be made through the issuance of common stock, based on the value of our common stock at the date of issuance, rather than in cash. In addition, an annual fee of $10,000 will be paid to the chairs of each of the audit and compensation committees of the board of directors. Directors affiliated with our majority stockholder, however, will not be separately compensated by us, unless the fully diluted ownership of the majority stockholder falls below 50%. Management directors will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the completion of this offering, each independent director will be eligible to receive awards of our common stock.

              Each of our independent directors will be granted a number of restricted shares of common stock concurrent with the completion of this offering, equal in value to the price at which we will sell shares in this offering. These restricted shares will be subject to forfeiture; the portion subject to forfeiture will lapse in three equal portions on the last day of each of our fiscal years 2010, 2011, and 2012, provided the director is still serving as of the applicable date.

Limitation on Liability and Indemnification Matters

              Our second amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law. As currently enacted, the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions; or any transaction from which the director derived an improper personal benefit. In addition, the second amended and restated certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the extent permitted by the Delaware General Corporation Law, as then amended.

              The principal effect of this limitation on liability provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed in the Delaware General Corporation Law applies. This provision, however, will not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The second amended and restated certificate of incorporation does not eliminate our directors' fiduciary duties. The inclusion of this provision in the certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of his or her fiduciary duties.

              The Delaware General Corporation Law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies to an action brought by or in the right of the corporation, except that indemnification in such a case may only extend to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

              Our second amended and restated certificate of incorporation will provide that we will indemnify our directors to the fullest extent permitted by Delaware law. Under these provisions and subject to the Delaware General Corporation Law, we will be required to indemnify our current and former directors, executive officers, and other officers designated by the board of directors for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with us or another entity that the person serves as a director, an officer, an employee, or an agent at our request, subject to various conditions, and to advance funds to directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

              Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any director, executive officer, or other officer designated by the board of directors against all expenses, incurred and arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or an officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us.

              We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee's duties on our behalf to the fullest extent permitted under Delaware law, our second amended and restated certificate of incorporation, and our amended and restated bylaws. Under these indemnification agreements, the indemnified party is indemnified against all expenses (including all reasonable attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the indemnitee, or on the indemnitee's behalf, in connection with a proceeding or any claim, issue or matter therein, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the company. With respect to any criminal proceeding, the indemnitee will be indemnified if the indemnitee had no reasonable cause to believe the indemnitee's conduct was unlawful. If the indemnitee is not wholly successful, on the merits or otherwise, as to one or more but less than all claims, issues, or matters in a proceeding, the company will indemnify the indemnitee against all expenses actually and reasonably incurred by the indemnitee or on the indemnitee's behalf in connection with each successfully resolved claim, issue, or matter.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

              The discussion and analysis of our compensation program for our chief executive officer, chief financial officer, and the three other most highly compensated executive officers (the "named executive officers") which follows should be read in conjunction with the tables and text contained elsewhere in this filing. We describe below the compensation policies and procedures currently in effect and certain compensation and benefit arrangements that we intend to implement in connection with and following this offering.

              The compensation paid to our named executive officers for 2009 is not necessarily indicative of how we will compensate our named executive officers after this offering and we anticipate that our compensation programs following this offering, as developed and implemented by our compensation committee, could vary significantly from our historical practice.

Compensation Philosophy and Objectives

              Our non-management directors, and, following this offering, our compensation committee, are charged with establishing and reviewing the compensation programs for executive officers. Our overall goal in compensating executive officers is to attract, retain, and motivate key executives of superior ability who are critical to our future success. We believe that both short-term and long-term incentive compensation paid to executive officers should be aligned with our performance, and that compensation should be structured to ensure that a significant portion of executives' compensation opportunities is related to achieving financial and operational goals and other factors that impact stockholder value.

              Our compensation decisions with respect to executive officer salaries, annual incentives, and long-term incentive compensation opportunities are influenced by: (i) the executive's level of responsibility and experience, (ii) our overall performance and profitability, (iii) our assessment of the competitive dynamics of the markets we operate in, and (iv) other factors we may deem relevant. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual non-equity incentive plan payments, and long-term incentives, including stock-based awards. In setting the pay of our named executive officers, we have historically not significantly relied on formal benchmarking or peer group data, but we do consider general information related to compensation at other private companies.

              We also believe that the best way to directly align the interests of our executives with the interests of our stockholders is to make sure that a portion of the pay of our named executive officers is linked to increases our stock value. Beginning in 2010, we intend to pursue this objective through equity-based long-term incentive awards.

              We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation objectives are met. Not all elements are provided to each executive officer.

              Our philosophy is to tie a significant percentage of an executive officer's compensation to performance, including, after completion of this offering, to stockholder returns. We strive to keep base salary at a competitive level while providing our named executive officers the opportunity to be rewarded through annual incentive payments and periodic equity grants that will reward our executives if we perform well over time. To this end, we use non-equity incentive plan compensation to reward company and individual performance in the prior year, and we use equity awards to provide long-term incentives to our senior executives.

              We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the compensation committee may elect in the future to retain a compensation consultant, if it determines that doing so would assist it in implementing and maintaining our compensation philosophy and goals.

Elements of Compensation

              Our executive compensation consists of the elements set forth below. Determinations regarding any one element of compensation affect determinations regarding each other element of compensation.

Base Salary

              Base salaries for our named executive officers are established based upon the scope of their responsibilities, taking into account the compensation levels from their recent prior employment. Base salaries are reviewed annually and adjusted from time to time in view of each named executive officer's individual responsibilities, individual and company performance, and experience. The current base salaries for our named executive officers are set forth in "Management—2009 Compensation of Our Named Executive Officers—Summary Compensation Table" below.

Annual Non-Equity Incentive Plan

              The board of directors, and, after completion of this offering, our compensation committee, has the authority to award discretionary annual non-equity incentive plan payments to our named executive officers and other employees. These payments are intended to compensate our named executive officers and other employees for individual performance, for our overall financial performance, and for achieving important milestones. Payment levels vary depending on the individual recipient and generally take into account such factors as our overall financial performance, including our liquidity position; the recipient's individual performance; and other operating and non-operating elements we deem relevant. We may also make additional discretionary cash incentive payments to key employees who contribute significantly to our strategic and long-term performance objectives and growth.

              The non-equity incentive plan payments ordinarily are determined and communicated to the employees following the completion and delivery of the completed audit in the first quarter of the calendar year. Our employees, including our executives, are not entitled to any non-equity incentive plan payment unless they are employed by us on the date of payment. Incentive payments, if any, are paid in a single installment, typically in the first quarter of the year. Our board of directors uses financial measures to determine the aggregate incentive pool and makes incentive payments to individuals at its discretion based on non-financial criteria.

              Our board of directors has typically used target Bank EBITDA (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—Bank EBITDA") to determine the size of the incentive pool. For 2009, the board set target Bank EBITDA at $31.5 million and the size of the potential pool at approximately 4.8% of Bank EBITDA multiplied by the percentage of target Bank EBITDA actually achieved. No pool would be established if actual Bank EBITDA were less than 80% of target Bank EBITDA, however, and no additional incentive payments would be paid if Bank EBITDA exceeded 150% of target Bank EBITDA. The incentive pool was subject to increase or decrease at the board's discretion, and it could consider other financial measures, such as accounts receivable, in determining whether to increase or decrease the size of the pool.

              From the incentive pool, payments to individuals in 2009 were determined based on the board's evaluation of the following non-financial measures:

  •
  Implementation of safety improvements resulting in no major incidents or accidents;

  •
  Development of a five-year strategic plan to drive incremental value;

  •
  Evaluation and sourcing of an Enterprise Resource Planning system;

  •
  Reducing aircraft idle time; and

  •
  Implementing an HR performance management system.

              The board of directors determined the 2009 incentive pool was $1.5 million based on achieving target Bank EBITDA. The board made no adjustments to the size of the incentive pool. The cash incentive payments to named executive officers are shown in "Summary Compensation Table" below. The amount of each award was primarily based on the executive's performance and the level of his responsibilities, and internal pay equity considerations.

              We anticipate that our 2010 annual incentive plan will be similar to the structure for 2009.

Long-Term Equity Incentives

              The goals of our long-term, equity-based incentive awards are to align the interests of our executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers and other employees through the vesting period of the awards. In determining the size of the long-term equity incentives awarded to our named executive officers and other employees, we take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to us, and the size of prior grants, as well as general information related to compensation at other private companies.

              We will adopt a new 2010 Stock Incentive Plan before we complete this offering. We intend to reserve 643,951 shares under the plan, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1) 423,924 shares to certain members of senior management; (2) an estimated 17,500 shares to a broad base of our employees based on years of service with the company; and (3) an estimated 7,500 shares to our independent directors. The estimated share amounts for employees and directors is based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares issued or issuable to employees and independent directors is based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. We intend to grant restricted stock and/or restricted stock units to our named executive officers concurrently with this offering. The amounts and terms of these awards have not yet been determined and will be included in a subsequent amendment to this prospectus.

Severance Benefits

              We have entered into employment agreements with selected of our named executive officers that provide severance benefits to such officers, as detailed in the section of this prospectus entitled "Potential Payments Upon Termination or Change in Control." We believe that these severance and change in control benefits are essential elements of our executive compensation and assist us in recruiting and retaining talented executives.

Other Compensation

              All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our executive officers. Certain of our named executive officers are also eligible for reimbursements for relocation expenses, temporary housing, and/or commuting expenses. We do not view perquisites as a significant element of our comprehensive compensation structure.

Assessment of Risk

              The board has determined that our compensation policies do not pose risks that are reasonably likely to result in a material adverse effect on the company. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our non-equity incentive plan takes into account multiple non-financial metrics, diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

2009 Compensation of Our Named Executive Officers

              Set forth below is information concerning the cash and non-cash compensation earned by, awarded to, or paid to our named executive officers.

              During 2009, our named executive officers received cash salary and non-equity incentive plan payments as set forth below. They did not participate in or have account balances under any pension or nonqualified deferred compensation plans. The potential payments to be made to a named executive officer upon a termination of employment or change in control of the company are described in the section of this prospectus entitled "Potential Payments Upon Termination or Change in Control."

Summary Compensation Table

Name and principal position	Year	Salary ($)		Bonus ($)		Non-equity incentive plan compensation ($)(1)	All other compensation ($)		Total ($)
Udo Rieder, President and Chief Executive Officer	2009	311,538		—			—
Charles Ryan, Vice President and Chief Financial Officer(2)	2009	274,615		100,000	(2)		55,050	(2)
Scott Fitzgerald, Vice President, Global Sales and Marketing(3)	2009	278,653	(3)	—			59,238	(3)
Rick Fraenkel, Vice President, Plant Operations	2009	196,269		3,461	(4)		—
H.E. "Mac" McClaren, Vice President, Aerial Services(5)	2009	194,615		—			6,000	(5)

(1)
Annual non-equity plan compensation is typically paid in the quarter following completion of our audit. Amounts are paid only if the executive is employed with the company at the time of payment. Amounts are earned for performance in 2009 and paid in 2010. Amounts have not been determined as of the date of this filing and will be included in a subsequent amendment to this prospectus.

(2)
Mr. Ryan commenced employment with the company on January 5, 2009. His compensation for 2009 reflects the partial year of employment. We paid $55,050 of Mr. Ryan's relocation expenses and $100,000 as a hiring bonus.

(3)
Mr. Fitzgerald commenced employment with the company on February 5, 2009. His compensation for 2009 reflects the partial year of employment. Mr. Fitzgerald's salary includes $150,000 in sales commissions. We paid $59,238 of Mr. Fitzgerald's relocation expenses.

(4)
Mr. Fraenkel received a $3,461 bonus based on years of service with the company.

(5)
Mr. McClaren commenced employment with the company on January 7, 2009. His compensation for 2009 reflects the partial year of employment. We paid $6,000 of Mr. McClaren's relocation expenses.

Grants of Plan-Based Awards in 2009

              The following table summarizes information regarding awards of non-equity incentive compensation for our named executive officers in 2009.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards Target ($)(1)
Udo Rieder, President and Chief Executive Officer	March 31, 2009	$150,000
Charles Ryan, Vice President and Chief Financial Officer	March 31, 2009	$140,000
Scott Fitzgerald, Vice President, Global Sales & Marketing	March 31, 2009	$135,000
Rick Fraenkel, Vice President, Plant Operations	March 31, 2009	$75,600
H.E. "Mac" McClaren, Vice President, Aerial Services	March 31, 2009	$80,000

(1)
The company's non-equity incentive plan provides for a single estimated payout based on accomplishing all of the performance measures. Each of Messrs. Rieder and Ryan were eligible for an incentive payment equal to 50% of annual base salary; Mr. Fitzgerald was eligible for an incentive payment equal to 90% of his annual base salary; and each of Messrs. McClaren and Fraenkel were eligible for an incentive payment equal to 40% of annual base salary. The amounts actually earned for 2009 performance, which are paid in 2010, are included in the "non-equity incentive plan compensation" column in the "Summary Compensation Table." A description of the non-equity incentive plan is included in "Compensation Disclosure and Analysis—Annual Incentive Compensation."

Employment Agreements

              We have entered into employment agreements with each of Messrs. Rieder, Ryan, Fitzgerald, and McClaren providing for the payment of an annual base salary and non-equity incentive plan payment opportunities, as well as participation by each of them in the benefit plans and programs generally maintained by us for senior executives from time to time.

              We or the employee may terminate the applicable employment agreement at any time. Upon termination of employment by us without "cause," by the executive for "good reason" following a "change in control," or as a result of the executive's death or disability, the executive is entitled to receive (1) a basic termination payment equal to (i) his base salary earned through the date of termination, plus (ii) continued payment of his base salary for a specified time following the termination date; and (2) continuation of health benefits for a specified period of time after termination of employment at the same rate that was paid by the executive before termination of employment.

              Summaries of the specific severance payments and continuation periods for health benefits for the named executive officers, as applicable, are provided below:

  •
  Mr. Rieder is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of 12 months and (ii) continuation of health benefits for Mr. Rieder and his family for that same period.

  •
  Mr. Ryan is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of 12 months and (ii) continuation of health benefits for Mr. Ryan and his family for that same period.

  •
  Mr. Fitzgerald is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of nine months and (ii) continuation of health benefits for Mr. Fitzgerald and his family for that same period.

  •
  Mr. McClaren is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of nine months and (ii) continuation of health benefits for Mr. McClaren and his family for that same period.

              The employment agreements each contain confidentiality, non-compete, and non-solicit provisions, and subject severance to the executive executing a general release of all claims against us and our affiliates.

              The table below reflects the amount of compensation payable to each named executive officer in the event of termination of the executive's employment for various reasons. The table does not include nonqualified deferred compensation for which the named executive officers are fully vested or payments that would be made to a named executive officer under benefit plans or employment terms generally available to other salaried employees similarly situated, such as group life or disability insurance. The amounts shown assume termination of employment or a change in control as of December 31, 2009, the last day of our 2009 fiscal year.

Potential Payments upon Termination or Change in Control

              If each of Messrs. Rieder, Ryan, Fitzgerald, and McClaren's employment was terminated on December 31, 2009 by us without cause, by the executive for good reason following a change in control, or as a result of the executive's death or disability, we would have paid the following amounts:

Name	Severance Payment	Health Benefits(1)	Total
Udo Rieder	$300,000	—	$300,000
Charles Ryan	$280,000	$11,600	$291,600
Scott Fitzgerald	$112,500	—	$112,500
H.E. "Mac" McClaren	$150,000	—	$150,000

(1)
Messrs. Rieder, Ryan, Fitzgerald, and McClaren entered into new employment agreements on April 22, 2010. Before that time, only Mr. Ryan's employment agreement provided for the payment of health benefits following employment termination.

              In each of Messrs. Rieder, Ryan, Fitzgerald, and McClaren's executive employment agreement:

  •
  "Cause" means:

  •
  a breach of any material provision of his employment agreement or the proprietary rights, invention assignment, and confidentiality agreement;

  •
  fraud or an act of dishonesty in connection with his employment;

  •
  gross misconduct or gross negligence;

  •
  willful or habitual neglect in the performance of his duties after having received written notice calling his attention to the deficiency and requiring improvement;

  •
  the making of disparaging remarks about us, our products, employees, services, or other business, or otherwise causing any injury to our economic or ethical welfare;

  •
  sexual or any other prohibited form of harassment or discrimination;

  •
  violation of any of our material policies, procedures, or guidelines; or

  •
  engaging in any of the following forms of misconduct: commission of any felony or misdemeanor involving dishonesty or moral turpitude; theft or misuse of our property or time; insubordination; appearing on our premises while intoxicated or while under the influence of controlled substances; illegal gambling on our premises; or falsifying any document or making any false or misleading statement relating to his employment by us.

  •
  "Good Reason" means a material reduction in his duties, level of responsibility, or authority, other than reductions solely attributable to our becoming a subsidiary or division of another company or isolated incidents that are promptly remedied by us.

  •
  A "Change of Control" occurs upon the completion of any of the following events in a single transaction or in a series of related transactions:

  •
  a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state of our incorporation or a transaction in which 50% or more of the surviving entity's outstanding voting stock following the transaction is held by holders who held 50% or more of our outstanding voting stock before the transaction;

  •
  the sale, transfer, or other disposition of all or substantially all of our assets;

  •
  any reverse merger in which we are the surviving entity if, immediately after the merger, 50% or more of our outstanding voting stock is transferred to holders different from those who held the stock immediately before the merger; or

  •
  the acquisition by any person (or entity), directly or indirectly, of 50% or more of the combined voting power of the outstanding shares of our common stock.

2010 Stock Incentive Plan

              Before completing our public offering, we plan to adopt a 2010 Stock Incentive Plan and to submit such plan to our pre-offering stockholders for approval. We intend to reserve 643,951 shares under the plan, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1) 423,924 shares to certain members of senior management; (2) an estimated 17,500 shares to a broad base of our employees based on years of service with the company; and (3) an estimated 7,500 shares to our independent directors. The estimated share amounts for employees and directors is based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares issued or issuable to employees and independent directors is based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. The following description of our stock incentive plan and the shares that are available for future awards under it is qualified in its entirety by the full text of the plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

              Eligibility; Types of Awards.    Selected employees, officers, and directors of the company and any of our parent or subsidiaries and selected non-employee agents, consultants, advisers, and independent contractors of the company and any of our parent or subsidiaries will be eligible to participate in the plan. The plan will provide for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986 (subject to the plan's stockholder approval), nonqualified stock options, restricted stock, stock bonuses, and stock appreciation rights. Incentive stock options may be granted only to our employees, including officers, or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, non-employee agents, consultants, advisers, and independent contractors and those of any of our parent or subsidiaries. The board of directors may elect, in its sole discretion, to grant an award in exchange for the cancellation of an existing award.

              Administration.    The plan will be administered by our board of directors, which has the authority to determine which eligible individuals should receive awards, the type and amount of the awards, and the other terms and conditions of the awards (including vesting and cancellation provisions) and has the full authority to interpret the plan. Our board of directors may delegate to a committee of the board of directors or to any of our officers any or all authority for administering the plan.

              Term of Plan; Amendments.    We expect the plan to be in effect until all shares available for issuance under the plan are issued and all restrictions on the shares have lapsed. However, no incentive stock options will be granted under the plan on or after the 10th anniversary of the last action by our board of directors, subsequently approved by our stockholders within 12 months of such action, adopting the plan or approving an increase in the number of shares available for issuance under the plan. Our board of directors may at any time modify or amend the plan in any respect, subject to applicable laws, rules and regulations, and requirements of NASDAQ Marketplace Rules. However, no change in an award already granted under the plan may generally be made without the written consent of the award holder if the change would adversely affect the holder.

              Stock Options.    The board of directors will determine whether a stock option is granted as an incentive stock option or a nonqualified stock option. The exercise price per share of incentive stock options may not be less than the fair market value of our common stock at the date of the grant, and the maximum term of incentive stock options will be 10 years. The aggregate market value, on the date of the grant, of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. For grantees who own more than 10% of the total combined voting power of the company or our parent or subsidiaries, options must have an exercise price of not less than 110% of the fair market value of the common stock underlying the option and a maximum term of five years. The exercise price per share of nonqualified stock options may be any amount determined by the board of directors, and nonqualified stock options may have any term fixed by the board of directors.

              Stock Appreciation Rights.    The plan will provide that the board of directors may grant stock appreciation rights, which entitle the person who exercises the rights to receive an amount equal to the difference between the fair market value of the common stock subject to the right at the time of exercise and the time of grant, in the amounts and subject to the terms, conditions, and restrictions as the board of directors determines.

              Restricted Stock; Performance-Based Awards; Stock Bonuses.    The plan will provide that the board of directors may issue restricted stock, restricted stock units, performance-based awards, or stock bonuses in the amounts and subject to the terms, conditions, and restrictions as the board of directors determines. Restricted stock and performance-based awards may be issued for any consideration determined by the board of directors, and all restricted stock issued under the plan shall be subject to purchase agreements.

              Changes in Capital Structure.    The plan will authorize the board of directors to make appropriate adjustments in outstanding options and awards and in shares reserved under the plan in the event of a stock split, recapitalization, or certain other transactions. The board of directors also will have discretion to convert options, to limit the exercise period of outstanding options, and to accelerate the exercisability of options in the event of merger or certain other changes in our capital structure.

Retirement Benefits

              We do not provide our named executive officers with supplemental or other retirement benefits other than eligibility to participate in our broad-based 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of their immediate family, had or will have a direct or an indirect material interest.

Registration Rights Agreement

              We are party to an amended and restated registration rights agreement which provides that certain holders of our common stock have the right to demand that we register their shares for public sale. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Management Stockholders Agreement

              We are a party to a management stockholders agreement with ZM EAC LLC, ZM Private Equity Fund I, L.P., ZM Private Equity Fund II, L.P., and certain of our executives. The management stockholders agreement restricts the transfer of the shares of our stock held by our executive officers, provides us with a right of first refusal (and ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. with a right of second refusal) on those shares, and provides us with a right to repurchase those shares in defined circumstances. In addition, the agreement grants ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. a bring-along right in connection with specified stock sales by them. The agreement also provides our executive officers with a tag-along right in connection with the specified transfers of shares by ZM EAC LLC, ZM Private Equity Fund I, L.P., or ZM Private Equity Fund II, L.P. We intend to terminate this agreement concurrently with the completion of this offering.

Other Transactions

              We have employment agreements with our chief executive officer and other executive officers that, among other things, provide for certain severance and change of control benefits. We intend to enter into restricted stock agreements or restricted stock unit agreements with certain members of our senior management concurrently with the completion of this offering. For a description of the employment agreements, see "Executive Compensation—Employment Agreements."

              We have indemnification agreements with each of our current directors and officers, and some employees. See "Management—Limitation on Liability and Indemnification Matters."

              We are party to a Second Lien Credit Agreement with ZM Private Equity Fund II, L.P., as Administrative Agent, pursuant to which we borrowed $20.0 million due on April 1, 2013. Current lenders of the loan facility under this agreement include ZM Private Equity Fund II, L.P., which is one of our stockholders, and 10th Lane Finance Co., LLC, an affiliate through common ownership. See "Management's Discussion and Analysis—Liquidity and Capital Resources." We believe the terms of the loan are as fair to us as those that would have been available to us in arm's-length negotiations with an unrelated party.

Policies and Procedures for Related Party Transactions

              Our nominating, corporate governance, and conflicts committee will review any transactions with related persons, as defined in Item 404 of Regulation S-K, or in which a related person has a direct or an indirect interest, and determine whether to ratify or approve the transaction. A transaction may only be ratified or approved if the committee determines that it is fair to the company or otherwise in the interest of the company. Certain types of transactions have been pre-approved by the committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party's interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and/or (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information regarding beneficial ownership of our capital stock as of April 30, 2010 for:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

              Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

              The table lists beneficial ownership prior to the offering on a pro forma basis after giving effect to the completion of the recapitalization described under "Explanatory Note Regarding Recapitalization." This table lists applicable percentage ownership prior to the offering based on 7,405,436 shares of common stock outstanding as of April 30, 2010 and applicable percentage ownership after the offering based on            shares of common stock outstanding upon the completion of the offering. If the underwriters exercise the overallotment option to purchase additional shares, those shares will be sold by the selling stockholders and will not increase the aggregate shares outstanding.

              Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Erickson Air-Crane Incorporated, 5550 SW Macadam Avenue, Suite 200, Portland, Oregon 97239.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering†
Name and Address of Beneficial Owner/Selling Stockholder	Number of Shares Beneficially Owned(1)		Percent	Shares Being Offered†	Number of Shares Beneficially Owned(1)	Percent
5% and Selling Stockholders:
ZM EAC LLC	5,936,297	(2)	80.1%
ZM Private Equity Fund I, L.P.	1,028,397	(2)	13.9%
ZM Private Equity Fund II, L.P.	440,742	(2)	6.0%
Executive Officers and Directors:
Udo Rieder		(3)	*
Charles E. Ryan		(3)	*
Eric "Rick" Fraenkel		(3)	*
Jeffrey Snyder		(3)	*
H.E. "Mac" McClaren		(3)	*
Scott Fitzgerald		(3)	*
Quinn Morgan(2)	7,405,436	(4)	100%
Kenneth Lau(5)	—		*
All executive officers and directors as a group (8 persons)	7,405,436		100%

*
Represents beneficial ownership of less than 1% of the outstanding common stock.

†
The selling stockholders will sell shares only if the underwriters exercise their overallotment option. The number of shares below assumes full exercise of the overallotment option.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account.

(2)
Mr. Morgan serves on our board of directors and is the managing member of ZM EAC LLC and Q&U Investments LLC. Q&U Investments LLC is the managing member of ZM Private Equity Fund I GP, LLC, which is the general partner of ZM Private Equity Fund I, L.P. Q&U Investments LLC is also the managing member of ZM Private Equity Fund II GP, LLC, which is the general partner of ZM Private Equity Fund II, L.P. Accordingly, Mr. Morgan may be deemed to have sole voting and investment power with respect to the shares held by ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. Mr. Morgan disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of the parties is 757 Third Avenue, 20th Floor, New York, NY 10017.

(3)
We intend to issue shares of restricted stock, or rights to receive stock, to our executive officers concurrently with this offering. The actual number of shares issued or issuable to each officer will be determined before the completion of this offering and included in this prospectus by amendment.

(4)
Consists of 5,936,297 shares owned by ZM EAC LLC, 1,028,397 shares owned by ZM Private Equity Fund I, L.P., and 440,742 shares owned by ZM Private Equity Fund II, L.P. Mr. Morgan disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)
Mr. Lau serves on our board of directors and is a member of ZM Private Equity Fund I GP, LLC, which is the general partner of ZM Private Equity Fund I, L.P., and he is a member of ZM Private Equity Fund II GP, LLC, which is the general partner of ZM Private Equity Fund II, L.P. Mr. Lau disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of the parties is 757 Third Avenue, 20th Floor, New York, NY 10017.

DESCRIPTION OF CAPITAL STOCK

              We will complete a recapitalization and amend and restate our certificate of incorporation prior to completion of this offering. The following description of our capital stock gives effect to our recapitalization and assumes the restatement of our certificate of incorporation. See "Explanatory Note Regarding Recapitalization."

Common Stock

              Our certificate of incorporation authorizes us to issue up to            shares of $0.0001 par value common stock,             of which will be issued and outstanding immediately after completion of this offering. Our certificate of incorporation provides that the holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. After payment of any dividends due and owing to the holders of our preferred stock, holders of our common stock will be entitled to receive dividends declared by our board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of our preferred stock. Holders of our common stock have no preemptive, conversion, subscription, or other rights. There are no redemption or sinking fund provisions available to holders of our common stock. All issued and outstanding shares of common stock will be fully paid and nonassessable.

Limited Voting by Foreign Owners

              To comply with restrictions imposed by federal law on foreign ownership of domestic common carriers that may apply to our operations, our second amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. Our amended and restated bylaws and certificate of incorporation provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that the voting rights of the shares registered on the foreign stock record in the name of each foreign stockholder shall be proportionally reduced so that the voting rights of the amount so registered shall be reduced if the amount registered would exceed the foreign ownership restrictions imposed by federal law.

Preferred Stock

              Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to            shares of $0.0001 par value preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications, and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter, or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.

Registration Rights

              Substantially all of our stockholders prior to this offering are parties to an amended and restated registration rights agreement dated April 22, 2010. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of holders of our common stock. The demand and piggyback registration rights under the agreement terminate when the stockholders party to the agreement are first able to sell all of their shares under SEC Rule 144 within a three-month period. We and the selling stockholders have reciprocal indemnification obligations for misstatements in connection with the registration of selling stockholders' shares, and these obligations survive the termination of the registration rights agreement.

              Demand Registration Rights.    Subject to the terms of the registration rights agreement, once we become subject to periodic reporting requirements under the Securities Act, ZM EAC LLC will have the right to require that we register its shares under the Securities Act for sale to the public. If ZM EAC LLC exercises a demand registration right, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. will have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

              Piggyback Registration Rights.    Substantially all of our current stockholders, other than those who purchase shares in this offering, have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement provides that the stockholders with piggyback registration rights have the right to include their shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

              Our second amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

              Our amended and restated certificate of incorporation and amended and restated bylaws require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment, or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

              These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or a threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

              We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or a special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation or any direct or indirect majority owned subsidiary of the corporation and the interested stockholder or any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation the transaction is not excepted as described above;

  •
  any sale, transfer, pledge, or other disposition (in one transaction or a series) of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

              In general, Section 203 defines an "interested stockholder" as an entity or a person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing

              We intend to apply to list our common stock on The NASDAQ Global Market under the symbol "EAC."

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is            .

SHARES ELIGIBLE FOR FUTURE SALE

              Future sales of our common stock in the public market, or the availability of those shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after those restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at that time and our ability to raise equity capital in the future.

              Based on the number of shares outstanding as of March 31, 2010, upon the completion of this offering,            shares of common stock, or rights to receive common stock, will be outstanding, including the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1) 423,924 shares to certain members of senior management; (2) an estimated 17,500 shares to a broad base of our employees based on years of service with the company; and (3) an estimated 7,500 shares to our independent directors. The estimated share amounts for employees and directors is based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares issued or issuable to employees and independent directors is based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. Of the outstanding shares, all of the shares sold in the offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below

              All of our shares of common stock outstanding after this offering will be restricted as a result of restricted stock agreements or lock-up agreements described below. After the lock-up period expires, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent those shares have been released from any repurchase option that we may hold. We issued and sold "restricted securities" as defined under Rule 144 in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if sold pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

              In general, a person who beneficially owns restricted shares of our common stock for at least six months is entitled to sell his or her securities, if that person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale. A person who beneficially owns restricted shares of our common stock for at least six months and who is our affiliate at the time of, or was our affiliate any time during the 90 days preceding, a sale is subject to additional restrictions on the sale of securities. Those additional restrictions limit the number of securities the person may sell within any three-month period to the number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which equals approximately            shares based on the number of shares of common stock outstanding as of March 31, 2010; or

  •
  the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

              Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

              Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144, but does not require the selling shareholder to comply with certain Rule 144 restrictions, including the Rule 144 holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. However, all of our holders of shares exempt under Rule 701 are required to wait until 90 days after the date of the prospectus relating to the offering before selling their shares; substantially all of the shares exempt under Rule 701 are subject to lock-up agreements described below and under "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

              In connection with the offering, all of our existing stockholders signed lock-up agreements under which they agreed not to sell, transfer, or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of the representatives of the underwriters until 180 days after completion of this offering, subject to extension under certain circumstances. These agreements are described below under "Underwriting." In addition, the purchase agreement will provide that any shares or rights to receive shares of our common stock that we issue to our directors, executives, and other employees will be subject to transfer restrictions restricting such persons from selling, transferring, or otherwise disposing of such shares or rights until at least 180 days after the completion of this offering. See "Executive Compensation—2010 Stock Incentive Plan."

Registration Rights

              The holders of approximately 7,405,436 shares of our common stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Awards Under Our 2010 Stock Incentive Plan

              Immediately after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock outstanding or reserved for issuance under our 2010 Stock Incentive Plan. The shares covered by this registration statement will be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock incentive plan, see "Executive Compensation—2010 Stock Incentive Plan."

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

              The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling from the IRS or opinion of counsel has been or will be sought with respect to the matters discussed below, and we cannot assure you that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

              This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, shareholders, partners, beneficiaries, or other owners of a person holding our common stock; former citizens or residents of the United States subject to tax as expatriates; partnerships or other pass-through entities; real estate investment trusts; regulated investment companies; corporations that accumulate earnings to avoid United States federal income tax; financial institutions; insurance companies; brokers, dealers, or traders in securities, commodities, or currencies; tax-exempt organizations; tax-qualified retirement plans; persons subject to the alternative minimum tax; persons that own, or have owned, actually or constructively, more than 5% of our common stock; and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

              PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

              For purposes of this discussion, a non-U.S. holder is a person that is not a "U.S. person" for United States federal income tax purposes. A U.S. person is any of the following:

    •
    an individual citizen or resident of the United States;

    •
    a corporation or partnership (including any entity treated as such for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

    •
    an estate the income of which is subject to United States federal income tax regardless of its source; or

    •
    a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

              An individual may be treated as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year. For purposes of determining days present in the United States, certain days that an individual is actually present in the United States are not taken into account. In addition, the 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year.

Distributions on Our Common Stock

              If we make distributions of cash or other property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current or accumulated earnings and profits generally will constitute a return of capital and will first be applied against and reduce a holder's tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Our Common Stock" below.

              Dividends paid to a non-U.S. holder of our common stock, except as provided below with respect to dividends that are treated as effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

              Dividends we pay to a non-U.S. holder that are treated as effectively connected with such holder's United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to United States federal withholding tax. Instead, such dividends generally will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. To inform us that dividends are not subject to United States federal withholding tax, the non-U.S. holder generally must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

              A non-U.S. holder who claims the benefit of an income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

              Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

    •
    the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the disposition (but nevertheless is treated as a nonresident alien because some or all of those days were not taken into account for purposes of determining whether the individual is a U.S. resident under the 183-day test described in the definition of "non-U.S. holder" above);

    •
    the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

    •
    we are, or have been, a United States real property holding corporation (USRPHC) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, unless (i) our common stock is regularly traded on an "established securities market" as defined in applicable Treasury Regulations and (ii) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the "5% exception"). Generally, we will be a USRPHC if the fair market value of our United States real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets, our United States real property interests, and our foreign real property interests, all as determined under applicable Treasury Regulations. Although we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes, no assurances can be made in this regard.

              Gain realized on sale of our common stock by a non-U.S. holder described in the first bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

              Gain described in the second and third bullet points above will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. In addition, if we are determined to be a USRPHC and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock. This 10% withholding, if applicable, is not an additional tax, and amounts withheld may be credited against the non-U.S. holder's federal income tax liability. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

              We generally must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

              The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable Treasury Regulations may be subject to backup withholding, currently at a 28% rate. Generally, a non-U.S. holder furnishes the required certification by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, as applicable. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Recent Legislation Imposing Additional Disclosure Requirements on holders that are Foreign Entities

              Non-U.S. holders should be aware of recently enacted legislation that, beginning on January 1, 2013, will impose a 30% withholding tax on certain payments (which could include dividends in respect of our common shares and gross proceeds from the sale, exchange or other disposition of our common shares and gross proceeds from the sale, exchange or other disposition of our common shares) made to a foreign entity if such entity fails to satisfy certain disclosure requirements. Various requirements and exceptions are provided under the legislation and additional requirements and exceptions may be provided in subsequent guidance. Non-U.S. holders should consult their own tax advisors regarding the potential application and impact of the new requirements based upon their particular circumstances.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below, have entered into a purchase agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
Gleacher & Company Securities, Inc.

Total

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

              If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to            shares of common stock from the selling stockholders to cover such excess sales. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

              The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase an additional            shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to the selling stockholders assuming full exercise of the underwriters' overallotment option	$	$	$

              Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $            per share to some other dealers. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

              We and our existing stockholders have agreed, subject to limited exceptions, with the underwriters not to sell or transfer any of our shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the representatives of our underwriters during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right, or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              The 180-day restricted period described in the preceding paragraph may be extended by the representatives of our underwriters by written notice to us if: (1) during the last 17 days of the initial 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the initial 180-day period, then, in each case, the initial 180-day restricted period may be extended until the expiration of the 18-day period beginning on the date of the earnings release or the occurrence of the material news or material event.

              In addition, the purchase agreement will provide that any shares or rights to receive shares of our common stock that we issue to our directors, executives, or other employees will be subject to transfer restrictions restricting such persons from selling, transferring or otherwise disposing of such shares or rights until at least 180 days after the completion of this offering.

              We intend to list our common stock on The NASDAQ Global Market under the symbol "EAC."

              Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our company's historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company's management, and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

              In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales may involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. "Naked" short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of, or offers to sell or sales of, shares of common stock made by the underwriters in the open market prior to the completion of this offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ exchange, in the over-the-counter market or otherwise.

Relationships with the Underwriters

              Certain of the underwriters and their respective affiliates have and may in the future perform various financial advisory, commercial banking, and investment banking services for us, the selling stockholders, and our affiliates, for which they receive or will receive customary fees and expenses.

Online Offering

              A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Foreign Selling Restrictions

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (EEA), which has implemented the Prospectus Directive (each a Relevant Member State), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

              (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

              (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

              (c)   by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives for any such offer; or

              (d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted, and agreed to and with us and each underwriter that:

              (a)   it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

              (b)   in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

              Each underwriter has represented and agreed that:

              (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

              (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from, or otherwise involving the United Kingdom.

Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Australia

              This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia's Corporations Act 2001 (Cwlth) (Corporations Act). The offer is extended to Australian investors under section 708(8), 708(10), or 708(11) of the Corporations Act. Any shares in the company issued as a result of the offer may not be offered for sale (or transferred, assigned, or otherwise alienated) to investors in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliant disclosure document is prepared and lodged with ASIC under Chapter 6D. Disclosure to investors would not generally be required under Chapter 6D where:

              (a)   the shares are offered for sale in the ordinary course of trading on The NASDAQ Global Market;

              (b)   the shares are offered for sale to the categories of "professional investors" referred to in section 708(11) of the Corporations Act; or

              (c)   the shares are offered for sale to persons who are "sophisticated investors" that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act.

              We are not licensed to provide financial product advice in relation to the shares, under Australian law. We recommend that investors obtain and consider this document before making any decision to acquire shares and confirm that there is no "cooling off" period under Australian law, in relation to the offer of shares under the offer. This document is not intended to provide financial product advice, and has been prepared without taking account of any particular investor's objectives, financial situation, or needs; as a result investors should consider the appropriateness of the information, having regard to their own objectives, financial situation, and needs. If in any doubt, stockholders should obtain their own professional advice in relation to any investment decision.

 LEGAL MATTERS

              Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and by the selling stockholders by this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. The underwriters are being represented by Shearman & Sterling LLP, New York, New York, in connection with the offering.

EXPERTS

              The consolidated financial statements as of and for the years ended December 31, 2009 and 2008, for the period from September 27, 2007 through December 31, 2007, and for the period from January 1, 2007 through September 26, 2007 included in this prospectus have been so included in reliance upon reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

              After this offering, we will file with the SEC periodic reports, proxy statements, and other information required by the Exchange Act. Our SEC filings will also be available at the office of The NASDAQ Global Market. For further information on obtaining copies of our public filings at NASDAQ, please call (212) 401-8700.

ERICKSON AIR-CRANE INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007

F-4

Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007

F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007

F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Erickson Air-Crane Incorporated and Subsidiaries

              We have audited the accompanying consolidated balance sheets of Erickson Air-Crane Incorporated and its subsidiaries as of December 31, 2009 and 2008 (the "Successor"), and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of redeemable preferred stock and stockholders' equity (deficit), and cash flows for the years ended December 31, 2009 and 2008 (Successor), for the period from September 27, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through September 26, 2007 (the "Predecessor"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Erickson Air-Crane Incorporated and its subsidiaries as of December 31, 2009 and 2008 (Successor), and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 (Successor), for the period from September 27, 2007 through December 31, 2007 (Successor), and for the period from January 1, 2007 through September 26, 2007 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

              As discussed in Note 3 to the consolidated financial statements, during 2009 in accordance with new accounting guidance, the Company changed the manner in which it accounts for noncontrolling interest in subsidiaries.

/s/ GRANT THORNTON LLP

Portland, Oregon
May 11, 2010

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$3,536	$2,303
Accounts receivable net of allowances for doubtful accounts of $556 and $0 in 2009 and 2008, respectively	36,389	31,757
Aircranes and support parts held for sale	6,671	5,070
Prepaid expenses and other	1,162	2,862
Deferred tax assets	3,850	5,191

Total current assets	51,608	47,183

Restricted cash	5,001	4,880
Aircrane support parts, net	71,417	63,392
Aircranes, net	37,223	40,139
Property, plant, and equipment, net	7,606	6,859
Other noncurrent assets	6,112	5,916

Total assets	$178,967	$168,369

Liabilities, redeemable preferred stock and stockholders' equity
Current liabilities:
Short term borrowing	$7,282	$7,527
Current portion of long-term debt	5,417	5,417
Accounts payable	10,180	10,285
Accrued liabilities	16,806	20,700
Other current liabilities	1,896	—
Income taxes payable	10,607	6,008

Total current liabilities	52,188	49,937

Long-term debt, less current portion	67,847	73,264
Deferred tax liabilities	9,362	7,343

Total liabilities	129,397	130,544

Commitments and contingencies (Note 13)
Series A redeemable preferred stock, $0.0001 par value.
Authorized—70,000 shares; issued and outstanding—34,999.5 shares; liquidation preference of $49,085 and $42,279 in 2009 and 2008, respectively	49,085	42,279
Stockholders' equity (deficit):
Common stock, $0.0001 par value. Authorized—2,300 shares;
Class A; designated 2,000; issued and outstanding—1,000 shares	1	1
Class B; designated 300; zero issued and outstanding	—	—
Accumulated deficit	(531)	(4,895)
Accumulated other comprehensive income (loss)	58	(496)

Total stockholders' equity (deficit) attributable to Erickson Air-Crane Incorporated	(472)	(5,390)
Noncontrolling interest	957	936

Total stockholders' equity (deficit)	485	(4,454)

Total liabilities, redeemable preferred stock and stockholders' equity	$178,967	$168,369

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Net revenues	$149,622	$141,924	$43,347	$162,227
Cost of revenues	98,127	101,769	32,787	105,075

Gross profit	51,495	40,155	10,560	57,152

Operating expenses:
General and administrative	14,877	14,010	4,211	12,711
Research and development	6,889	7,024	3,328	10,290
Selling and marketing	5,115	1,984	354	1,140

Total operating expenses	26,881	23,018	7,893	24,141

Operating income	24,614	17,137	2,667	33,011
Other income (expense):
Interest income	157	305	95	205
Interest expense related to term and revolving debt	(6,163)	(7,070)	(2,307)	(3,395)
Accrued interest related to tax contingencies	(500)	(680)	(210)	(527)
Amortization of debt issuance costs	(975)	(805)	(201)	(72)
Gain on disposal of equipment	349	257	3	37
Gain on involuntary conversions	—	4,342	298	2,722
Mark-to-market gains (losses) on unbalanced forward foreign exchange contracts and foreign-denominated debt and restricted cash	(992)	1,071	(165)	325
Litigation settlement expense	—	—	(12,500)	—
Other income (expense), net	1,131	1,777	(131)	(3,692)

Total other expense	(6,993)	(803)	(15,118)	(4,397)

Income (loss) before noncontrolling interest and income taxes	17,621	16,334	(12,451)	28,614
Income tax expense (benefit)	5,330	6,000	(4,500)	10,000

Net income (loss)	12,291	10,334	(7,951)	18,614
Less: Net income (loss) related to noncontrolling interest	(239)	(230)	232	(473)

Net income (loss) attributable to Erickson Air-Crane Incorporated	12,052	10,104	(7,719)	18,141
Dividends on redeemable preferred stock	6,806	5,877	1,403	—

Net income (loss) attributable to common stockholders	$5,246	$4,227	$(9,122)	$18,141

Net income (loss)	$12,291	$10,334	$(7,951)	$18,614
Other comprehensive income (loss):
Foreign currency translation adjustment	571	(540)	98	614

Comprehensive income (loss)	12,862	9,794	(7,853)	19,228
Comprehensive income (loss) attributable to noncontrolling interest	(259)	(264)	212	(563)

Comprehensive income (loss) attributable to Erickson Air-Crane Incorporated	$12,603	$9,530	$(7,641)	$18,665

Net income (loss) per share attributable to common stockholders
Basic	$5,246.00	$4,227.00	$(9,122.00)	$9,070.50

Diluted	$5,246.00	$4,227.00	$(9,122.00)	$9,070.50

Weighted average shares outstanding
Basic	1,000	1,000	1,000	2,000

Diluted	1,000	1,000	1,000	2,000

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PERFERRED STOCK AND
STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share and per share data)

	Redeemable Series A Preferred Stock		Common Stock Class A		Common Stock Class B					Total Stockholders' Equity (Deficit) of Erickson Air-Crane
								Retained Earnings Accumulated (Deficit)	Accumulated Other Comprehensive Income (loss)
							Additional Paid-in Capital				Noncontrolling Interest Amount	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2007 (Predecessor)	—	$—	2,000	$—	—	$—	$37,972	$57,580	$435	$95,987	$366	$96,353
Cumulative effect accounting change—ASC 740	—	—	—	—	—	—	—	7,754	—	7,754	—	7,754
Noncontrolling interest income (loss)	—	—	—	—	—	—	—	—	—	—	473	473
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(235)	(235)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	18,141	—	18,141	473	18,614
Foreign currency translation	—	—	—	—	—	—	—	—	524	524	90	614

Comprehensive income (loss)												19,228

Balance at September 26, 2007 (Predecessor)	—	—	2,000	—	—	—	37,972	83,475	959	122,406	1,167	123,573
Cancellation of common stock and additional paid in capital	—	—	(2,000)	—	—	—	(37,972)	—	—	(37,972)	—	(37,972)
Elimination of predecessor retained earnings	—	—	—	—	—	—	—	(83,475)	—	(83,475)	—	(83,475)
Elimination of accumulated other comprehensive income (loss)	—	—	—	—	—	—	—	—	(959)	(959)	—	(959)
Issuance of new equity interests in connection with purchase	34,999.5	34,999	1,000	1	7.5	—	—	—	—	1	—	1

Balance at September 27, 2007 (Successor)	34,999.5	34,999	1,000	1	7.5	—	—	—	—	1	1,167	1,168
Dividends accrued on redeemable preferred stock	—	1,403	—	—	—	—	—	(1,403)	—	(1,403)	—	(1,403)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	(7,719)	—	(7,719)	(232)	(7,951)
Foreign currency translation	—	—	—	—	—	—	—	—	78	78	20	98

Comprehensive income (loss)												(7,853)

Balance at December 31, 2007 (Successor)	34,999.5	36,402	1,000	1	7.5	—	—	(9,122)	78	(9,043)	955	(8,088)
Dividends accrued on redeemable preferred stock	—	5,877	—	—	—	—	—	(5,877)	—	(5,877)	—	(5,877)
Cancellation of capital stock	—	—	—	—	(7.5)	—	—	—	—	—	—	—
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(283)	(283)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	10,104	—	10,104	230	10,334
Foreign currency translation	—	—	—	—	—	—	—	—	(574)	(574)	34	(540)

Comprehensive income (loss)												9,794

Balance at December 31, 2008 (Successor)	34,999.5	42,279	1,000	1	—	—	—	(4,895)	(496)	(5,390)	936	(4,454)
Dividends accrued on redeemable preferred stock	—	6,806	—	—	—	—	—	(6,806)	—	(6,806)	—	(6,806)
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(212)	(212)
Purchase of shareholder rights	—	—	—	—	—	—	—	(882)	3	(879)	(26)	(905)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	12,052	—	12,052	239	12,291
Foreign currency translation	—	—	—	—	—	—	—	—	551	551	20	571

Comprehensive income (loss)												12,862

Balance at December 31, 2009 (Successor)	34,999.5	$49,085	1,000	$1	—	$—	$—	$(531)	$58	$(472)	$957	$485

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Cash flows from operating activities:
Net income (loss)	$12,291	$10,334	$(7,951)	$18,614
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,378	3,863	901	5,440
Deferred income taxes	3,360	7,215	(3,098)	15,055
Restricted compensation	—	—	—	(125)
Amortization of debt issuance costs	976	805	201	72
Gain on disposal of equipment	(349)	(257)	(3)	(37)
Gain on involuntary conversions	—	(4,342)	(298)	(2,722)
Changes in operating assets and liabilities:
Accounts receivable	(4,933)	5,219	45,959	(52,242)
Aircranes and support parts held for sale	(1,601)	(5,070)	9,412	2,887
Prepaid expenses and other	1,452	146	261	(1,962)
Net purchases of Aircrane support parts	(8,025)	(15,728)	(7,368)	(1,331)
Income taxes payable	4,599	(353)	(4,946)	(2,909)
Accounts payable	5	2,792	(8,085)	6,858
Other current liabilities	1,568	(2,690)	(8,197)	(1,431)
Accrued warranty and other liabilities	(3,821)	(10,651)	8,030	9,867

Net cash provided by (used in) operating activities	9,900	(8,717)	24,818	(3,966)

Cash flows from investing activities:
Purchase of business, including transaction costs	—	—	(93,103)	—
Purchases of Aircranes, property, plant, and equipment	(2,302)	(6,609)	(1,249)	(9,400)
Proceeds from sale of equipment	522	806	2	38
Insurance proceeds from involuntary conversions	—	8,400	520	9,899
Restricted cash	—	(1,627)	1,695	121
Dividends from, or purchases of, noncontrolling interest	(212)	(283)	—	(235)
Purchase of shareholder rights	(329)	—	—	—
Increase (decrease) in other assets	(346)	(141)	165	244

Net cash provided by (used in) investing activities	(2,667)	546	(91,970)	667

Cash flows from financing activities:
Proceeds from issuance of capital stock	—	—	35,000	—
Proceeds from long-term debt	—	—	85,000	—
Repayments of long-term debt	(5,417)	(5,416)	(16,236)	(1,500)
Net borrowings (repayments) of revolving credit facilities	(245)	7,527	(30,000)	2,652
Debt issuance costs	—	—	(4,027)	—

Net cash provided by (used in) financing activities	(5,662)	2,111	69,737	1,152

Effect of foreign currency exchange rates on cash and cash equivalents	(338)	(1,312)	205	86

Net increase (decrease) in cash and cash equivalents	1,233	(7,372)	2,790	(2,061)
Cash and cash equivalents at beginning of period	2,303	9,675	6,885	8,946

Cash and cash equivalents at end of period	$3,536	$2,303	$9,675	$6,885

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$6,268	$7,179	$1,949	$3,456
Net cash paid (received) during period for income taxes	$(2,859)	$(655)	$3,508	$(1,386)
Payable for shareholder rights	$606	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Business

              The consolidated financial statements include the accounts of Erickson Air-Crane Incorporated ("EAC") and its subsidiaries and affiliated companies: CAC Development Ltd. ("Canada"), Canadian Air-Crane Ltd. ("CAC"), Erickson Air-Crane Malaysia Sdn. Bhd. ("EACM"), European Air-Crane S.p.A. ("EuAC"), and Dutch Air-Crane B.V. ("DAC") (collectively referred to as "the Company"). At December 31, 2009, EuAC owned a 60% equity interest in Societa Italiania de Manutenzioni Aeroautiche S.p.A. ("SIMA"), which is an aircraft maintenance organization located in Lucca, Italy. Additionally, EACM owned a 49% equity interest in Layang-Layang Services Sdn. Bhd., which provides aircraft rental services in Malaysia.

              The Company owns and operates a fleet of thirteen S-64E and four S-64F model Aircranes which are used in logging, firefighting, and construction operations predominantly in North America, Europe, Southeast Asia, and Australia. Eight of the Aircranes were deployed outside of North America as of December 31, 2009.

              The Company owns the Type Certificate and Production Certificate for the S-64 Aircrane which gives it the authorization to convert, remanufacture, and manufacture S-64 Aircranes for its own use or to sell to third parties. The Company holds a Type Certificate issued by the European Aviation Safety Agency ("EASA") certifying the S-64F model which allows the Aircrane to be sold to third parties in the European Union. The Company also holds a Repair Station Certificate which allows it to repair and overhaul airframes and components for S-64s and other aircraft.

              The consolidated financial statements presented for the period from January 1, 2007 through September 26, 2007 reflect the results of the Company prior to acquisition on September 27, 2007 and is known as the "predecessor" period. The consolidated financial statements for the years ended December 31, 2009 and 2008, and the period from September 27, 2007 through December 31, 2007 represent the new basis of accounting after the acquisition and are known as the "successor" period.

Note 2. Organizational History

              On September 27, 2007, Stonehouse Erickson Investment Co. LLC and Stonehouse Erickson Management Co. LLC (together "Stonehouse") and ZM EAC LLC, ("ZM EAC" and together with Stonehouse, "Sponsors" or "Buyers") acquired 100% of the outstanding common stock of EAC. The Sponsors are private equity firms focused on equity and debt investments in middle market companies. The aggregate purchase price of the common stock was $93.1 million which included $89.7 million paid to the previous owners plus $3.4 million of acquisition-related costs. The following table summarizes

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Organizational History (Continued)

the allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$104,350
Aircranes	43,427
Aircrane support parts	41,531
Other noncurrent assets	9,872
Deferred tax assets	1,965

Total assets acquired	201,145

Current liabilities	(93,542)
Noncurrent liabilities	(14,500)

Total liabilities assumed	(108,042)

Net assets acquired after allocation of negative goodwill	$93,103

              The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $553.7 million. The negative goodwill was used to reduce the value of Aircranes and support parts and other property, plant and equipment. In connection with the closing of the change of control described above, the Company paid buyer-related fees of $1.6 million to each of Stonehouse Management Company LLC and ZM Equity Partners, LP, both of which are affiliates of the Buyers, related to due diligence, transaction analysis, and debt acquisition activities. These costs are included in the acquisition-related costs and debt issuance costs described above.

Note 3. Summary of Significant Accounting Policies

Basis of Accounting

              The consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America.

Principles of Consolidation

              The consolidated financial statements of the Company include the accounts of all majority-owned subsidiaries and variable interest entities in which it is determined that the Company is the primary beneficiary, as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810—Consolidation ("ASC 810"). Intercompany accounts and transactions between the companies have been eliminated during consolidation.

              During 2009, the Company adopted new accounting guidance for noncontrolling interests, 810-10-65 (formerly SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51), which changes the accounting for and the reporting of minority interest, now referred to as noncontrolling interests, in the Company's consolidated financial statements. This resulted in the reclassification of minority interest amounts, previously classified as a separate component of equity, to "Noncontrolling Interest," a component within permanent equity, in the accompanying consolidated balance sheets and statements of stockholders' equity. Additionally, net income (loss) and comprehensive income (loss) attributable to noncontrolling interests are reflected

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

separately from consolidated net income (loss) and comprehensive income (loss) in the accompanying consolidated statements of operations and comprehensive income (loss) and statements of stockholders' equity. The Company applied the new accounting guidance prospectively, except for the presentation and disclosure requirements, which are being applied retrospectively to all periods presented. The adoption of non-controlling interests principally impacted presentation of the Company's financial statements.

Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are: (a) excess and obsolete Aircrane support parts reserves, (b) allowance for doubtful accounts, (c) income tax assets and liabilities, and (d) warranty reserves. Management of the Company bases their estimates on historical experience and other relevant assumptions. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Foreign Currency Translation and Transactions

              The financial statements of the Company's subsidiary CAC are measured in Canadian dollars (C$) and EuAC are measured in Euros (€) (the functional currencies of each respective subsidiary) and then are translated into U.S. dollars. All balance sheet accounts are translated using the current exchange rate at each balance sheet date. Results of operations are translated using the average exchange rate each month. Translation gains or losses resulting from the changes in the exchange rates from month to month are recorded in other comprehensive income. The financial statements of the Company's subsidiaries EACM and DAC are prepared using the U.S. dollar as their functional currency. The transactions related to these operations that are denominated in foreign currencies have been re-measured in U.S. dollars, and any resulting gain or loss is reported in other income (expense), net.

Cash and Cash Equivalents

              The Company classifies cash on deposit in banks and cash invested in money market accounts maturing in less than three months from the original date of purchase as cash and cash equivalents. The carrying amount of these items approximates fair value. The Company's subsidiaries generally maintain cash account balances sufficient to meet their short-term working capital requirements and periodically remit funds to the parent company to pay intercompany lease, maintenance and other charges. Substantially all of the Company's cash is concentrated in a few financial institutions. At times, deposits in these institutions exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

              Cash held in accounts in foreign institutions, including restricted cash, totaled $7.8 million and $5.6 million at December 31, 2009 and 2008, respectively.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

Restricted Cash

              Restricted cash of $5.0 million and $4.9 million at December 31, 2009 and 2008, respectively, maintained at financial institutions, serves as collateral for performance bonds required as a part of certain operating and sales contracts. Additionally, letters of credit are also used for collateral for performance bonds.

Allowance for Doubtful Accounts

              The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company makes estimates as to the overall collectability of its receivables on an ongoing basis and writes off accounts receivable after reasonable collection efforts have been made and collection is deemed questionable or not probable. The Company specifically analyzes its accounts receivable and historical bad debt experience, customer concentrations, customer credit-worthiness and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Charges increasing the allowance for doubtful accounts are recorded in general and administrative expense.

Aircrane Support Parts

              Aircrane Support Parts consist of Aircrane parts, overhauls of major components, and work-in-process which are valued at the lower of cost or market utilizing the first-in first-out method. Costs capitalized for Aircrane support parts include materials, labor, and operating overhead. The Company performs major overhauls on Aircranes as required, including replacing Aircrane components. Overhauls on major components are capitalized, and then amortized based on estimated flight hours between overhauls. All aircraft require daily routine repairs and maintenance based on inspections; such maintenance costs are expensed as incurred. Periodically, Aircranes are removed from service and undergo major maintenance activities including an overhaul of the airframe and related parts and components; such costs are expenses as incurred.

              Abnormal amounts of idle facility expense, freight, handling costs, and scrap are expensed as current-period charges. Allocation of fixed production overheads is based on the normal capacity of the production facilities.

              Aircrane parts are categorized as serviceable, which indicates that they are in a condition suitable for installing on an Aircrane, or repairable, which indicates that additional overhaul or repair work needs to be performed in order for the part to be certified as serviceable. Since the Company operates within a niche of the heavy-lift helicopter market, it experiences long lead times and is required to carry large quantities of spares inventory in order to ensure availability of parts for servicing its fleet of Aircranes. As a result, the accounting judgments used in the determination of the provision for excess and obsolete Aircrane support parts can vary significantly based on forecasted demand.

              Aircrane support parts are classified as a non-current asset in the consolidated balance sheets because they are primarily used to maintain and overhaul the Company's fleet of Aircranes, which are long term assets, and generally are not actively marketed as being held for sale. Aircrane support parts which are used in operations are recorded as an element of cost of sales in the accompanying consolidated statement of operations. The net consumption of Aircrane support parts is reflected as an

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

operating cash flow in the statement of cash flows as this activity affects net income and thus is the predominant source of its cash flow.

Aircranes and Property, Plant, and Equipment

              Aircranes and property, plant, and equipment are recorded at cost, reduced by amounts attributed to the allocation of negative goodwill (Note 2) to property as part of the purchase price allocation. Depreciation is provided over the estimated useful lives of the assets as follows:

Aircranes	15 years
Buildings	20 years
Vehicles and equipment	3–5 years

              The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the life of the lease.

Impairment of Long-Lived Assets

              The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such cases, the amount of the impairment is determined based on the relative fair values of the impaired assets.

Investments

              Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the investee of between 20% and 50% although other factors such as representation on the investee's board of directors and the effect of commercial arrangements are considered in determining whether the equity method of accounting is appropriate.

Debt Issuance Costs

              Debt issuance costs consist of expenditures associated with obtaining debt financing, principally legal and bank commitment fees. Such costs are deferred and amortized over the term of the related credit agreements which is 60 months using a method that approximates the effective interest method. Amortization of debt issuance costs was $1.0 million, $0.8 million, $0.2 million and $0.1 million for the years ended December 31, 2009 and 2008, the period from September 27 through December 31, 2007, and the period from January 1 through September 26, 2007, respectively.

Income Taxes

              The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns in accordance

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

with applicable accounting guidance for accounting for income taxes, using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

              The Company is routinely audited by federal, state and local taxing authorities. The outcome of these audits may result in the Company being assessed taxes in addition to amounts previously paid. Accordingly, the Company maintains tax contingency reserves for such potential assessments. The Company calculates its reserves in accordance with applicable accounting standards for accounting for uncertainty in income taxes which was effective in 2007. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions.

Accounting Corrections

              In preparation of the fiscal 2009 tax provision the Company determined that $0.7 million of the previously recorded unrecognized tax benefits at December 31, 2008, determined pursuant to ASC 740, were no longer needed due to new temporary regulations issued in 2008 that the Company had not previously identified. The Company concluded the effect of this error was not material to the 2008 previously issued annual financial statements or to the 2009 financial statements. The Company recorded this correction in the fourth quarter of fiscal 2009. The effect of the correction in fiscal 2009 is a net decrease in long term tax liabilities of $0.1 million, a decrease of non-current deferred tax liabilities of $0.6 million offset by a reduction of deferred income tax expense of $0.7 million. As a result, the Company's net income was increased by $0.7 million.

Revenue Recognition

              For the Aerial Services business segment, the Company enters into short-term and medium-term service contracts with its customers, which generally range from one day to one year. Occasionally, the Company enters into multiple year contracts, with extension options for additional years. Revenue is recognized for contracts as the services are rendered and include leasing of the Aircrane, pilot and field maintenance support, and related services. The Company charges daily rates, hourly rates, and production rates (logging volume transported) depending upon the type of service being rendered. Mobilization fees, which represent recovery of the costs incurred in deploying an Aircrane to a customer, are recognized over the contract term. Revenues from logging operations in Canada and the U.S. are recorded bi-monthly based on estimates of the number of board feet delivered to customers. Billings for these services often do not occur until after month-end, after logs are measured and scaled at scaling stations or at lumber mills. Revenues from logging operations in Malaysia are recorded bi-monthly based on the number of flight hours.

              Contracts for the sale of Aircranes have multiple deliverables and such elements are accounted for separately. Such elements may include warranty, spare parts, training and crew provisioning arrangements. In order to recognize revenue, the delivered item(s) must have value to the customer on a standalone basis. The item(s) have a standalone basis if they are sold separately by any vendor or the customer can resell the delivered item(s) on a standalone basis. Additionally, there must be objective and reliable evidence of the fair value of the undelivered item(s). Revenue is recognized as each unit is completed, delivered, accepted by the customer, and rights of ownership are transferred. Revenue recognized represents the price negotiated with the customer, adjusted by any discounts and trade-in allowances. The amount reported as cost of sales is determined by specific identification of costs to

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

manufacture each Aircrane, plus a proportion of deferred program costs from specific modifications to the Aircrane ordered by the customer.

              The Company's Manufacturing, Repair, and Overhaul ("MRO") facilities enter into contracts that require maintenance, repair, overhaul and/or assembly of various major components and other Aircrane parts. In all such instances, revenues and costs are deferred until the repair work is completed and the customer accepts the final product. Additionally, this business sells spare parts; revenue and cost of sales are recorded at the time of delivery and customer acceptance of the spares.

Warranty Reserves

              Sales of Aircranes to third parties include limited warranty provisions that require the Company to remedy deficiencies in quality or performance of its products over a specified period of time, generally from two to five years depending on the type of part, component or airframe, including technical assistance services. Warranty reserves are established at the time that revenue is recognized at levels that represent the estimate of the costs that will be incurred to fulfill those warranty requirements. (see Note 15)

Risks and Uncertainties

              The Company performs aerial operations services, sells Aircranes and spare parts, and performs other services throughout the world. Customers outside the U.S. accounted for more than 10% of consolidated revenue during the period. Services are performed for customers in the logging, firefighting, and construction industries, which are periodically subject to economic disruptions. The Company had revenues from four customers in excess of 10% of total net revenues for each of the years ended December 31, 2009 and 2008, and the period from September 27, 2007 through December 31, 2007, and three customers for the period January 1, 2007 through September 26, 2007.

              The Company performs ongoing credit evaluations of its customers and believes it has made adequate provisions for potential credit losses. The Company does not generally require collateral on accounts receivable; however, under certain circumstances, the Company obtains a letter of credit or requires prepayment prior to performing services. The Company estimates its allowance for doubtful accounts using a specific identification method based on an evaluation of payment history, the customer's credit situation, and other factors. At December 31, 2009, two customers made up 50% of the Company's accounts receivable balance. At December 31, 2008, one customer made up 39% of the Company's accounts receivable balance, and no other customers accounted for greater than 10% of the balance. Allowance for doubtful accounts was $0.6 million and $0 at December 31, 2009 and 2008, respectively.

              The Company operates within the aviation industry segment where certain vendors constitute the sole source for FAA-approved parts. Alternative sources of supplies exist; however, the loss of certain suppliers could cause a material business disruption to the Company.

              As of December 31, 2009, the Company had $16.4 million of outstanding purchase orders for scheduled parts deliveries, all in the ordinary course of business, through 2013.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

              The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to their short maturities. The fair value of bank borrowings and long-term debt approximate carrying value due to the variable rate nature of the indebtedness.

Fair Value Measurements

              During 2008, the Company adopted on a prospective basis new accounting guidance for financial assets and liabilities that are re-measured and reported at fair value at each reporting period. Fair value is now defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

              Fair value measurements are classified and disclosed in one of the following three categories:

  •
  Level 1:  Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2:  Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3:  Valuations based on inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

              The Company's foreign currency forward contracts were measured at fair value within Level 2 of the fair value hierarchy at December 31, 2009 and 2008.

Derivative Instruments and Hedging Activities

              The Company is subject to exposures that arise from foreign currency movements between the date the foreign currency transactions are recorded and the date they are settled. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting asset and liability currency positions. In Southeast Asia, the Company generally enters into U.S. dollar denominated contracts for its services, which reduces foreign currency risk. The Company periodically enters into foreign currency hedging transactions to mitigate risk of foreign currency movements in Europe, Canada and Australia. More than fifty percent of the Company's revenues are denominated in a currency other than the U.S. dollar, whereas a substantial portion of its costs are incurred in U.S. dollars. The Company uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on its profits. (see Note 14)

              All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The Company uses derivative instruments to principally manage cash flow risks from revenue which is expected to be recognized from executed contracts for the future delivery of goods or services. Revenues from such customer contracts are recorded in U.S. dollars at the contract rate and the impact of the foreign currency contract is recognized in gross margin and operating income at the time of revenue recognition. At the end of

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

each accounting period, the value of each outstanding cash flow hedge contract is marked to market in the balance sheet on the basis of the then prevailing forward exchange rate. Revenues which are not hedged are translated into U.S. dollars at the average exchange rate during the month the services are rendered. All changes in fair value of the Company's foreign currency forward contracts have been recorded in the consolidated statement of operations because they do not meet the requirements for deferral accounting. The Company does not enter into foreign currency forward contracts for trading or speculative purposes.

Variable Interest Entity

              An entity is generally considered a Variable Interest Entity (VIE) that is subject to consolidation under ASC 810—Consolidation, if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity holders lack one of three characteristics of a controlling financial interest (a) sufficient equity—equity of less than 10% of the entity's total assets is presumed insufficient to permit the entity to finance its activities without further support from the parties involved in it; (b) residual equity—in order for the equity to have all the characteristics of a controlling financial interest, the equity must in all circumstances bear the obligation to absorb the entity's losses; and (c) decision making authority—the owners must also be able to make meaningful decisions in relation to the entity's activities through voting or similar rights.

              From March 2005 through November 2009, European Air-Crane, S.p.A. ("EuAC") was 49% owned by Erickson Air-Crane, Inc. ("EAC"); 49% owned by Grupo Inaer ("Inaer" formerly Elilario Italia S.p.A.); and 2% owned by Gian Franco Blower ("GFB"). This was achieved with each owner contributing capital proportional to their interest. All capital was fully paid up by the end of May 2005.

              On November 27, 2009, GFB sold his 2% interest (20,000 shares with a €1.00 par value) in EuAC to Fiduciaria Centro Nord ("FCN") for €0.6 million ($0.9 million). EAC provided FCN with the financial means to purchase and transfer the shares of EuAC from GFB to FCN, in exchange for the patrimonial and administrative rights derived from the shares. These rights include the right to decide whether and how to vote in shareholders' meetings and the right to decide whether, when and to whom the shares should be transferred and endorsed. As of December 31, 2009, EuAC had net assets of €1.5 million ($2.0 million). During 2009, EAC paid FCN €0.2 million ($0.3 million) of the €0.6 million. At December 31, 2009, EuAC had a bank guarantee through Banca Di Credito Cooperativo Di Cambiano (Cambiano) for the remaining €0.4 million ($0.6 million) that is due from EAC to FCN in 2010.

              The Company believes that it is the primary beneficiary of the VIE through its ability to make decisions about the entity's activities, the exposure to the expected losses of the entity if they occur, and the right to receive the expected residual returns of the entity if they occur. As such, the consolidated financial statements include the balances of EuAC. Noncontrolling interest of $1.0 million and $0.9 million relates to the other owners' stockholdings and is reflected in stockholders' equity in the accompanying consolidated balance sheet at December 31, 2009 and 2008, respectively.

Environmental Remediation

              The Company is subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. The Company periodically assesses, based on environmental studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and of recoveries from insurance carriers. The Company immediately accrues and charges to current expense identified exposures related to environmental remediation sites based on our best estimate within a range of potential exposure for investigation, cleanup and monitoring costs to be incurred. (see Note 13)

Research and Development Costs

              Research and development costs predominately consist of internal labor costs and engineering tooling costs. Internal labor costs are charged to expense when incurred and tooling costs are capitalized as they will have future use in the manufacturing process. The Company's research and development expense totaled $6.9 million, $7.0 million, $3.3 million and $10.3 million for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and January 1, 2007 through September 26, 2007, respectively.

Earnings(loss) per Common Share

              Basic earnings (loss) per common share ("Basic EPS") is computed by dividing net income attributable to common stockholders after the reduction of earnings allocated to preferred stock by the weighted average number of shares of common stock outstanding during the period and excludes the effects of any potentially dilutive securities.

              Diluted earnings (loss) per common share ("Diluted EPS") gives effect to all dilutive potential common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

              The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2009 and 2008 and the period from September 27, 2007 through December 31, 2007, includes 1,000 shares of outstanding common stock. The computation of basic and diluted net income per share for the period from January 1, 2007 through September 26, 2007 includes 2,000 shares of outstanding common stock.

Comprehensive Income (Loss)

              Comprehensive income (loss) consists of net income (loss) and the effects on the consolidated financial statements of translating the financial statements of the Company's international subsidiaries. Comprehensive income (loss) is presented in the consolidated statements of operations and comprehensive income (loss). The Company's accumulated other comprehensive income (loss) is presented as a component of equity in the consolidated balance sheets and consists of the cumulative amount of the Company's foreign currency translation adjustments, net of tax impact.

Segment Reporting

              The Company determines its reportable segments based on the guidance in FASB ASC 280—Segment Reporting ("ASC 280"). The Company defines its operating segments as components of its business where separate financial information is available and is routinely evaluated by the chief operating decision maker. The chief operating decision maker reviews financial information based upon the nature of the products and services the Company offers.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

              The Company's two reportable segments are Aerial Services, and Aircraft Manufacturing and Maintenance Repair and Overhaul ("Manufacturing / MRO"). Activities within each operating segment are as follows:

  •
  Aerial Services—This segment offers a broad range of heavy-lift helicopter services via the Company's worldwide fleet, including firefighting, timber harvesting, infrastructure construction, and crewing services.

  •
  Manufacturing / MRO—This segment manufactures Aircranes from existing airframes, manufactures new components on a contract basis, and provides customers with Federal Aviation Administration and European Aviation Safety Agency certified maintenance, and MRO services in the Company's AS9100 certified facility. AS9100 is a widely adopted and standardized quality management system for the aerospace industry.

              The Company has evaluated the activities within each of the operating segments and has determined that these activities meet the aggregation requirements within ASC 280 in that they have similar economic characteristics and share fundamental characteristics including the nature of the products, production processes, customers, and distribution channels.

Recent Accounting Pronouncements Not Yet Adopted

Consolidations

              In June 2009, the FASB issued an update to ASC 810-10-30, Variable Interest Entities (formerly FASB 167). The update modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The modification clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This modification to ASC 810 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This modification to ASC 810 is effective for fiscal years beginning after November 15, 2009 and is effective for us on January 1, 2010. Management does not expect this modification to have an impact on the Company's financial position and results of operations in future periods, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the transactions consummated in the future.

Revenue Recognition

              In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. Expanded disclosures of qualitative and quantitative information regarding application of multiple-deliverable revenue arrangement guidance are also required under the amendment. This amendment to ASC

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of this standard on the Company's consolidated results of operations and financial condition but the adoption of this amendment is not expected to have a material impact.

Note 4. Accounts Receivable and Allowance for Doubtful Accounts

              Accounts receivable consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Trade accounts receivable	$37,677	$31,996
Other receivables	2,012	1,679
Less: Allowance for doubtful accounts	(556)	—

	$39,133	$33,675

Short-term receivables	$36,389	$31,757
Long-term receivables	2,744	1,918

	$39,133	$33,675

              Following are the changes in the allowance for doubtful accounts during the period ended:

Year Ended December 31, 2009
Balance at beginning of period	$—
Additions	556

Balance at end of period	$556

              The Company did not have bad debt expense in the year ended December 31, 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007.

Note 5. Aircrane Support Parts

              Aircrane support parts consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Aircrane parts	$36,434	$32,980
Major component overhauls	21,458	19,152
Work-in-process	17,100	14,335
Less: Excess and obsolete reserve	(3,575)	(3,075)

	$71,417	$63,392

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Aircrane Support Parts (Continued)

              Following are the changes in the excess and obsolete reserve during the periods ended:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Balance at beginning of period	$3,075	$2,800	$2,725	$2,500
Increase in reserves	500	839	75	225
Amounts written off	—	(564)	—	—

Balance at end of period	$3,575	$3,075	$2,800	$2,725

Note 6. Aircranes and Property, Plant and Equipment

              Aircranes consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Aircranes	$43,639	$43,646
Less: accumulated depreciation	(6,416)	(3,507)

	$37,223	$40,139

              Property, plant, and equipment consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Land and land improvements	$293	$293
Buildings	898	746
Vehicles and equipment	10,659	9,086
Construction-in-progress	861	419

	12,711	10,544
Less: accumulated depreciation	(5,105)	(3,685)

	$7,606	$6,859

              Depreciation expense for Aircranes and property, plant and equipment was $4.4 million, $3.9 million, $0.9 million and $5.4 million for the years ended December 31, 2009 and 2008, the period from September 27, 2007 to December 31, 2007, and the period from January 1 to September 26, 2007, respectively. The amount of depreciation expense recorded in operating expenses is $0.3 million, $0.4 million, $0.2 million and $0.4 million for the years ended December 31, 2009 and 2008 and the periods from September 27, 2007 through December 31, 2007 and January 1, 2007 through September 26, 2007, respectively.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Accrued Liabilities

              Accrued liabilities consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Payroll and related taxes	$3,403	$4,427
Interest	2,391	1,986
Warranty	1,705	1,561
Legal	1,043	7,517
Other	8,264	5,209

	$16,806	$20,700

Note 8. Line of Credit and Long Term Debt

Revolving Line of Credit

              In connection with the Company's acquisition on September 27, 2007 (the "Acquisition"), the Company entered into a Credit Agreement with KeyBank National Association ("KeyBank"), which contained a $40.0 million working capital revolving line of credit ("Revolver") and terminates on October 1, 2012. The Credit Agreement provides for an alternative currency sublimit under the Revolver of $10.0 million, which provides for borrowing in Euros, Canadian dollars, and Australian dollars. Additionally, the Credit Agreement contained a letter of credit sublimit up to a maximum of $10.0 million, which was amended on July 1, 2009 to increase the sublimit to $15.0 million. The commitment under the Revolver is shared between KeyBank (62.5%) and Bank of the West (37.5%).

              The interest rate on the Revolver is calculated based on the prime rate as quoted in The Wall Street Journal, plus a base rate margin depending on the level of the funded debt to Bank EBITDA ratio as defined in the Credit Agreement, and may be converted to LIBOR based interest. Margin rates are tied to the Company's total debt leverage covenant per the Credit Agreement. The weighted average interest rate for 2009 was 3.30% and the rate was 3.25% as of December 31, 2009. The weighted average interest rate for 2008 was 4.88% and the rate was 3.25% as of December 31, 2008.

              The Company pays a quarterly unused commitment fee between 0.25% and 0.50% and fees between 2.00% and 2.75% on outstanding letters of credit. Both are based upon the level of the funded debt to Bank EBITDA ratio. The outstanding balance on the Revolver, excluding letters of credit, was $7.3 million and $7.5 million as of December 31, 2009 and 2008, respectively. The Company also had $2.8 million and $2.7 million outstanding standby letters of credit issued under the Credit Agreement as of December 31, 2009 and 2008, respectively. The unused credit line amount under the Revolver, including letters of credit, was $30.0 million and $29.8 million as of December 31, 2009 and 2008, respectively.

Term Debt

              On September 27, 2007, also in connection with the Company's Acquisition, the Company entered into a Master Aircraft Loan and Security Agreement with The Prudential Insurance Company of America which contained a $65.0 million term loan facility ("Term Debt"), which terminates on October 1, 2012. The Term Debt requires 60 consecutive monthly principal payments of $0.5 million beginning November 1, 2007, together with variable interest calculated based on one-month LIBOR

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Line of Credit and Long Term Debt (Continued)

plus 2.75%. The weighted average interest rate for 2009 was 3.14% and the rate was 2.985% at December 31, 2009. The average outstanding loan balance in 2009 was $55.3 million. The weighted average interest rate for 2008 was 5.78% and the rate was 4.2% at December 31, 2008. The average outstanding loan balance in 2008 was $60.7 million.

              The final principal installment of $37.9 million is due on maturity. The outstanding balance as of December 31, 2009 and 2008 was $53.3 million and $58.7 million, respectively.

Second Lien Debt

              In connection with the Company's Acquisition on September 27, 2007, the Company entered into a Second Lien Credit Agreement with the D.B. Zwirn Special Opportunities Fund L.P., as Administrative Agent for Bernard National Loan Investors, Ltd. and Stonehouse Erickson Capital Co., LLC, which contained a $20.0 million term loan facility ("Second Lien Debt"), which terminates on April 1, 2013. On July 17, 2008 D.B. Zwirn Special Opportunities Fund L.P. resigned as Administrative Agent and ZM Private Equity Fund II, L.P was appointed.

              Subsequent to December 31, 2009, on January 8th, 2010 Stonehouse Erickson Investment Co. LLC sold its entire interest in the second lien debt to 10th Lane Finance Co., LLC, an existing lender under the facility and an affiliate of the Company through common ownership.

              Current lenders of the loan facility include ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC. No periodic principal payments are required and the 2nd Lien Debt is payable in full at maturity. Interest is payable quarterly and is calculated based on three-month LIBOR plus 8.00%. The weighted average interest rate for 2009 was 8.85% and the rate was 8.29% at December 31, 2009. The weighted average interest rate for 2008 was 11.60% and the rate was 12.05% at December 31, 2008.

              Borrowings under the Revolver, Term Debt and Second Lien Debt are secured by the Company's accounts receivable and all non-current assets. The Company is required to comply with certain financial covenants that are calculated on a quarterly basis including: (a) minimum net worth, (b) minimum fixed charge coverage ratio, (c) maximum total funded debt to Bank EBITDA ratio, (d) maximum senior funded debt to Bank EBITDA ratio, and (e) maximum capital expenditure limitations. The Agreements provide restrictions on payments of dividends or other distributions (whether in cash, securities, or other property) with respect to any capital stock or other equity interest of the Borrower or any Subsidiary.

Bank EBITDA

              In addition to adjusting net income (loss) to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization, Bank EBITDA also adjusts net income by excluding unrealized mark-to-market foreign exchange gains (losses), litigation expenses, management fees, restructuring costs, gains (losses) from disposal of equipment or aircraft accidents, and other non-recurring costs, all as defined in the Credit Agreement. Bank EBITDA also assists management in monitoring management's ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under the credit facilities unless the Company meets certain financial ratios and tests.

              The Company has complied with the requirements of its debt covenants at December 31, 2009.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Line of Credit and Long Term Debt (Continued)

              Maturities of long term debt at December 31, 2009 are as follows:

	Term Debt	2nd Lien Debt	Total
2010	$5,417	$—	$5,417
2011	5,417	—	5,417
2012	42,430	—	42,430
2013	—	20,000	20,000

	$53,264	$20,000	$73,264

              On July 29, 2008, EuAC entered into an Agreement with Banca Di Credito Cooperativo Di Cambiano ("Cambiano") whereby Cambiano periodically advances European Air-Crane up to €6.0 million. Advances are based on documentary proof of receivables due from Protezione Civile, which is a division of the Council of Ministers of the Italian government. The purpose of this Agreement is to provide short term liquidity needs. Advances are not collateralized by receivables and are unsecured. At December 31, 2009, there were no advances outstanding under this arrangement. The agreement may be canceled by either party at any time.

              On August 4, 2008, EuAC executed a bank guarantee and pledged €3.0 million ($4.2 million) as restricted cash in connection with a performance guarantee for a four-year leasing contract in Italy; these restrictions will expire in December 2012. Following receipt of the restricted cash, Cambiano issued a letter of credit for the performance bond.

Note 9. Income Taxes

              For financial reporting purposes, income (loss) before income taxes by taxing jurisdiction is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
U.S. and other	$15,508	$18,141	$(11,780)	$24,631
Canada	912	(2,645)	205	1,888
Italy	1,201	838	(876)	2,095

Income (loss) before noncontrolling interest and income taxes	$17,621	$16,334	$(12,451)	$28,614

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Income Taxes (Continued)

              Income tax expense (benefit) consisted of the following (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008	September 27, 2007 through December 31, 2007	January 1, 2007 through September 26, 2007
Current income tax expense (benefit):
U.S. Federal income taxes	$819	$(1,298)	$(971)	$945
State and local income taxes	260	130	(75)	165
Foreign income taxes	891	(47)	(356)	1,859

Total current income tax expense (benefit)	$1,970	$(1,215)	$(1,402)	$2,969
Deferred income tax expense (benefit):
U.S. Federal income taxes	3,370	7,142	(3,039)	6,897
State and local income taxes	(10)	73	(59)	134

Total deferred income tax expense (benefit)	3,360	7,215	(3,098)	7,031

Total income tax expense (benefit)	$5,330	$6,000	$(4,500)	$10,000

              A reconciliation from the U.S. statutory rate to the effective tax rate is as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Tax at U.S. statutory rate	$5,991	$5,554	$(4,233)	$9,729
State taxes, net of federal benefit	210	130	(75)	165
Nondeductible expenses	383	502	87	325
Foreign tax rate differences	(108)	(60)	(125)	242
Deferred tax rate adjustment	—	—	—	(422)
Manufacturing deduction	(149)	—	—	(31)
Research & experimentation credits	(150)	(100)	(2)	(300)
Tax law changes	(660)	—	—	—
Other, net	(187)	(26)	(152)	292

Total income tax expense (benefit)	$5,330	$6,000	$(4,500)	$10,000

              Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Income Taxes (Continued)

expected to be in effect when taxes are paid or recovered. Significant components of the Company's deferred tax assets and liabilities and balance sheet classifications are as follows (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008
Deferred tax assets:
Basis difference in Aircrane support parts	$2,780	$5,030
Accrued liabilities	2,861	4,337
Warranty reserve	591	541
Bad debt reserve	51	—
Foreign currency mark-to-market adjustments	375	134
Credits and other carryovers	191	865

Total deferred tax assets	6,849	10,907

Deferred tax liabilities:
Tax-over-book depreciation and amortization	(12,142)	(12,373)
Prepaid expenses and deferred costs	(219)	(686)

Total deferred tax liabilities	(12,361)	(13,059)

Net deferred tax assets (liabilities)	$(5,512)	$(2,152)

Net current deferred tax assets	$3,850	$5,191
Net noncurrent deferred tax liabilities	(9,362)	(7,343)

Net deferred tax assets (liabilities)	$(5,512)	$(2,152)

              State net operating loss carryforwards of approximately $1.3 million at December 31, 2009 expire from 2013 through 2020. State research and development credits of $.1 million at December 31, 2009 expire from 2012 to 2013. There were no federal net operating loss carryforwards or credit carryforwards as of December 31, 2009.

              U.S. income taxes are not calculated on the undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. At December 31, 2009, the amount of undistributed earnings, which are considered indefinitely reinvested, are approximately C$4.1 million ($4.0 million) for CAC and € 0.2 million ($0.2 million) for EuAC.

              The Company adopted the provisions of ASC 740, including the effects of pre-codification FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), effective January 1, 2007. On adoption, the Company recognized a reduction in its reserve for unrecognized tax benefits of $7.3 million, as well as a decrease in accrued interest (net of tax benefit) of $0.5 million, which was accounted for as an adjustment to the January 1, 2007 retained earnings balance of $7.754 million. This reduction resulted in the Company having $9.5 million of net unrecognized tax benefit positions at adoption that would reduce the Company's effective income tax rate if recognized. As part of the pre-codification FIN 48 implementation, the Company adopted a policy to record accrued interest and penalties associated with uncertain tax positions in interest expense in the statements of operations. The liability for accrued interest as of December 31, 2009, December 31, 2008, and at the adoption of FIN 48 was $2.3 million, $1.8 million, and $0.3 million, respectively.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Income Taxes (Continued)

              A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008
Unrecognized tax benefits January 1,	$10,139	$10,139
Gross increases—tax positions in prior periods	—	—
Gross decreases—tax positions in prior periods	(99)	—
Gross increases—current period	—	—
Gross decreases—current period	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized tax benefits December 31,	$10,040	$10,139

              The Company is subject to income taxes in the U.S., state, and several foreign jurisdictions. Depending on the jurisdiction, the Company is generally no longer subject to state or foreign examinations by tax authorities for years prior to the December 31, 2005 tax year. The tax years which remain open to examination in the U.S., the Company's only major taxing jurisdiction, are 2005 (only with respect to an item currently in Appeals identified below), and 2006 through 2009.

              An IRS federal income tax audit of the 2006 tax return was initiated in 2009. The field agent issued audit reports on the tax years 2005 and 2006 related to the utilization of certain foreign tax credits in the amount of $9.5 million, of which the amounts being assessed are fully reserved as unrecognized tax benefits. The Company disagrees with the assessment and the matter has been transferred to the Appeals Division where the Company intends to argue its case.

              Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next 12 months the Company will resolve some or all of the matters presently under consideration for 2005-2006 with the IRS as noted above. Depending on the timing and outcomes of the Appeals process, unrecognized tax benefits could decrease by up to $9.5 million.

Note 10. Redeemable Preferred Stock and Stockholders' Equity

              The Company is authorized to issue two classes of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares the Company is authorized to issue is 72,300 shares: (i) 2,300 shares of which shall be Common Stock, $.0001 par value per share, and (ii) 70,000 shares of which shall be Preferred Stock, $.0001 par value per share. For Common Stock, 2,000 shares are designated "Class A Common Stock" and 300 shares are designated "Class B Common Stock". All 70,000 shares of Preferred Stock are designated "Series A Redeemable Preferred Stock". On September 27, 2007, the Company issued 1,000 shares of Class A Common Stock at $.50 per share and 34,999.5 shares of Preferred Stock issued at $1,000 per share. The Board of Directors is authorized, at any time, to provide for the issuance of shares of Preferred Stock, in one or more series with such designations, preferences and rights, and such qualifications, limitations and restrictions, as shall be set forth in the resolutions of the Board of Directors providing for the issuance thereof.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Redeemable Preferred Stock and Stockholders' Equity (Continued)

Dividend Rights

              The Series A Redeemable Preferred Stock shall be entitled to receive, in preference to any declaration or payment of any dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock), when, as and if declared by the Board of Directors, dividends on the Series A Redeemable Preferred Stock (the "Mandatory RPS Dividends") at the rate of fifteen percent (15%) per annum on an amount equal to the Series A Redeemable Preferred Original Issue Price of $1,000 per share. The Mandatory RPS Dividends shall accrue from day to day, whether or not earned or declared, shall accumulate and shall be compounded quarterly (based upon a rate equal to fifteen percent (15%) per annum and assuming a year consisting of 360 days). All Mandatory RPS Dividends shall be payable in cash. All Mandatory RPS Dividends on all outstanding shares of Series A Redeemable Preferred Stock previously accrued and not yet paid shall be immediately due and payable upon the occurrence of any Liquidation Event as defined in the Articles of Incorporation. The holders of the Common Stock shall be entitled to receive cash dividends, when, as and if declared by the Board of Directors. Any cash dividends shall be paid in the following order: (i) first, to the holders of the Series A Redeemable Preferred Stock, dividends equal to all accrued and unpaid Mandatory RPS Dividends; provided, however, that if the funds legally available therefore shall be insufficient to pay such dividends in full to all holders of Series A Redeemable Preferred Stock, then such dividends shall be paid to the holders of Series A Redeemable Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled; and (ii) second, to the holders of Class A Common Stock and (if applicable) Class B Common Stock, pro rata and pari passu, such additional dividends and other distributions as may be declared by the Board of Directors from time to time. The Board of Directors is not required to declare any dividends with respect to either the Common Stock as a whole or to any particular class of Common or Preferred Stock. As of December 31, 2009 and 2008, no dividends on any series of Company stock have been declared.

Voting Rights

              Except as otherwise required by law or certain limitations provided for in the Certificate of Incorporation, the sole voting rights shall be in the Class A Common Stock.

Liquidation Rights

              Upon the occurrence of any Liquidation Event, the Preferred Stock and Common Stock shall have the following liquidation rights: (i) Before any distribution or payment shall be made to the holders of any shares of Common Stock, the holders of the Series A Redeemable Preferred Stock shall be entitled to be paid an amount with respect to each share of Series A Redeemable Preferred Stock equal to the Series A Redeemable Preferred Original Issue Price for such share of Series A Redeemable Preferred Stock, plus all accrued or declared but unpaid dividends thereon or (the "Series A Redeemable Preferred Liquidation Preference"). If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full of the Series A Redeemable Preferred Liquidation Preference to all holders of Series A Redeemable Preferred Stock, then such assets shall be distributed among the holders of Series A Redeemable Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled, (ii) Before any distribution or payment shall be made to the holders of any shares of Class B Common Stock but after the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, the holders of the Class A Common Stock shall be entitled to be paid an amount with respect to each share of

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Redeemable Preferred Stock and Stockholders' Equity (Continued)

Class A Common Stock equal to the Class A Common Original Issue Price of $.50 per share for such share of Class A Common Stock (the "Class A Common Liquidation Preference"). If, upon any event, the assets of the Corporation shall be insufficient to make payment in full of the Class A Common Liquidation Preference to all holders of Class A Common Stock, then such assets shall be distributed among the holders of Class A Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled, (iii) After the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, and the aggregate Class A Common Liquidation Preference, all payments and distributions shall be paid pro rata and pari passu to the holders of the Class A Common Stock and the Class B Common Stock until such holders shall have received payment in full of any and all accrued and unpaid dividends owing with respect to such Class A Common Stock and/or Class B Common Stock, and (iv) After the Corporation has made the full payments or distributions provided for above, thereafter all payments and distributions shall be paid pro rata and pari passu to the holders of the Class A Common Stock and the holders of the Class B Common Stock.

Redemption Rights of Series A Redeemable Preferred Stock

              Preferred securities that are redeemable for cash or other assets are required to be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon occurrence of an event that is not solely within the control of the issuer. The Company's Series A Preferred Stock is mandatorily redeemable upon the occurrence of a liquidation event. The Series A Preferred Stock is also redeemable at the option of the Company upon approval by the majority of the Board of Directors. The holder's of the Series A Redeemable Preferred Stock control a majority of the voting power of the Company's Capital Stock and have the right to designate a majority of the members of the Board of Directors. As a result, the ability to redeem the shares of the preferred stock is not within the Company's control, as such all shares of Series A Redeemable Preferred Stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

              The holders of the Series A Redeemable Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors at a rate of fifteen percent per year, also called the Manadatory RPS Dividends. The Mandatory RPS Dividends accrue at the rate of fifteen percent per year whether or not earned or declared. The Company accrued dividends of $6.8 million, $5.9 million and $1.4 million for the years ended December 31, 2009 and 2008, and the period from September 27, 2007 through December 31, 2007. The Series A Redeemable Preferred Stock had a liquidation preference of $49.1 million and $42.3 million at December 31, 2009 and 2008, respectively.

Conversion Rights of Series A Redeemable Preferred Stock

              The Series A Redeemable Preferred Stock is not convertible into Common Stock.

Anti-Dilution Rights of the Class A Common Stock

              The holders of the Class A Common Stock have certain anti-dilution rights with respect to the issuance of additional common shares.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Redeemable Preferred Stock and Stockholders' Equity (Continued)

Class B Common Stock

              The Class B Common Stock was established for the purpose of a potential issuance pursuant to a contemplated equity incentive plan for executive management. No Class B Common Stock shares are currently issued and outstanding.

Note 11. Employee Benefit Plans

              The Company maintains the Erickson Air-Crane 401(k) Profit Sharing Plan for substantially all full-time U.S. employees. Under the plan, participating U.S. employees may defer up to 100% of their pretax salary, subject to the annual IRS limitation, which was $16,500, $15,500 and $15,500 for 2009, 2008 and 2007, respectively. The Company may match the employee contributions dollar for dollar up to a maximum of $1,000 per Plan participant and employer profit sharing contributions are discretionary. There was no matching amount in 2009. The Company contributed $0.4 million, $0.1 million and $0.3 million for the year ended December 31, 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007, respectively.

              Canadian Air-Crane maintains a Group Registered Retirement Savings Plan for salaried employees in Canada. Under this plan, participating Canadian employees may defer up to 18% of their pretax salary, subject to a maximum amount per year of C$21,000 ($20,500), C$20,000 ($16,000) and C$19,000 ($18,000) for 2009, 2008 and 2007, respectively. The Company may contribute up to 6% of an employee's compensation; however, the Company stopped contributions on April 4, 2009. The total matching amount under this plan was C$70,000 ($68,000), C$0.3 million ($0.3 million), C$93,500 ($88,000) and C$280,500 ($262,000) for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007, respectively.

Note 12. Reportable Segments

              ASC 280-10-50—Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. Based on the nature of its products and services, the Company operates in two business segments: Aerial Services, and Aircraft Manufacturing and Maintenance Repair and Overhaul ("Manufacturing / MRO").

              The accounting policies of the Company's business segments are the same as those described in the summary of significant accounting policies included elsewhere herein.

              Revenue and gross profit by segment are the main metrics used by the chief operating decision maker, management team and the board of directors of the Company to plan, forecast and review the Company's business performance.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Reportable Segments (Continued)

              The following table sets forth information about the Company's operations by its two reportable segments and by geographic area. Amounts identified as "Corporate" are assets or expenses that are not allocated to a specific segment:

Revenue by Reportable Segment

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Net revenues:
Aerial Services	$113,603	$136,548	$25,524	$126,355
Manufacturing / MRO	36,019	5,376	17,823	35,872

Total net revenues	$149,622	$141,924	$43,347	$162,227

Gross Profit by Reportable Segment

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Gross profit:
Aerial Services	$36,748	$39,798	$5,802	$45,640
Manufacturing / MRO	14,747	357	4,758	11,512

Total gross profit	$51,495	$40,155	$10,560	$57,152

Depreciation Expense by Reportable Segment

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Depreciation expense:
Aerial Services	$3,536	$3,423	$803	$3,985
Manufacturing / MRO	709	348	47	1,143
Corporate	133	92	51	312

Total depreciation expense	$4,378	$3,863	$901	$5,440

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Reportable Segments (Continued)

Capital Expenditures by Reportable Segment

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Capital expenditures:
Aerial Services	$407	$4,255	$739	$6,778
Manufacturing / MRO	1,595	1,882	510	2,536
Corporate	300	472	—	86

Total capital expenditures	$2,302	$6,609	$1,249	$9,400

Assets by Reportable Segment

	Year Ended December 31, 2009	Year Ended December 31, 2008
Assets:
Aerial Services	$95,154	$96,932
Manufacturing / MRO	65,664	$49,554
Corporate	18,149	21,883

Total assets	$178,967	$168,369

Revenue by Geographic Area

              For the Aerial Services business segment, revenues are attributed to geographic area based on the country where the services were performed; for the Manufacturing / MRO business segment, revenues are attributed to geographic area based on the country in which the customer is located.

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Net revenues:
North America	$87,329	$65,990	$12,663	$49,778
Europe	38,589	52,889	7,941	69,493
Asia	11,588	17,863	21,316	38,622
Australia	12,116	5,182	1,427	4,334

Total net revenues	$149,622	$141,924	$43,347	$162,227

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Commitments and Contingencies

Canadian Revenue Agency Audits—Employment Taxes

              In April 2008, Canada Revenue Agency (CRA) sent a Notice of Assessment to Canadian Air-Crane Ltd. (CAC) indicating Regulation 102 withholding tax and interest due totaling C$0.8 million ($0.7 million) for tax years 2002 and 2003. Generally, the Canada—U.S. Tax Treaty provides an exemption from income tax in Canada where a non-resident employee is in Canada for less than 183 days and their wages are "borne by" a company not resident in Canada. The Company believes that since Erickson Air-Crane Incorporated (EAC) is a nonresident of Canada and EAC employees were in Canada for less than 183 days per year, the employees are not taxable in Canada and no withholdings are due. However, CRA proposes that the employees of EAC working in Canada are, in substance, employees of CAC. As such, CRA's position is that the wages are "borne by" an employer resident in Canada (CAC) and thus no Treaty exemption applies. This would make the employees taxable in Canada, and CAC responsible for withholding on wages paid to EAC's employees working in Canada.

              In May 2008, the Company's Canadian legal counsel filed a Notice of Objection with the Chief of Appeals of CRA. The Company is firmly of the belief that the employees are EAC's and not CAC's and therefore salaries and wages are not borne by an employer resident in Canada. The Company's Canadian legal counsel agrees with management's position that CAC is not the employer and CAC has no withholding requirements.

              In addition to the approximately C$0.8 million ($0.7 million) assessed amounts for 2002 and 2003, if CRA were to also assess 2004 through 2007 the additional withholding tax required for that period would be approximately C$1.2 million ($1.0 million). CRA could assess obligations from prior to 2002, but the Company has not determined the potential amount of tax for this period. The Company believes that it will prevail upon appeal and therefore no reserves have been recorded for this contingency.

Environmental Remediation Matters

              The Company is continuing to participate in remediating environmental damage resulting from the identification of hazardous substances at its Central Point, Oregon facility. Under the Asset Purchase Agreement with Erickson Group, Ltd. ("Erickson Group"), a previous owner of the Company, Erickson Group will bear the financial responsibility for the payment of the first $1.5 million of the cleanup costs. Erickson Group and the Company shall each bear one-half of the financial responsibility for the payment of the next $1.0 million of cleanup costs, and any aggregate costs in excess of $2.5 million will be the sole responsibility of Erickson Group. Erickson Group is responsible for directing and controlling the remediation efforts. Since 2000, the Company has paid $0.4 million to Erickson Group for a portion of its exposure on the $0.5 million layer of financial responsibility and has recorded a liability for the remaining $0.1 million exposure on its remaining share. In August 2006, Erickson Group received an insurance settlement of $0.3 million related to the environmental damage and will suspend further requests of co-funding until such amount is depleted from its environmental fund. Environmental consultants indicate that the Central Point site may require monitoring for another 20 years; therefore, the Company believes the full amount of its financial share will ultimately be paid.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Commitments and Contingencies (Continued)

Settlement

              In October 2006, a third party filed an antitrust lawsuit against the Company alleging that the Company engaged in contracts in restraint of trade, monopolized, attempted to monopolize, and breached contractual obligations owed to this party, all in connection with the Company's refusal to sell them certain parts. On February 6, 2008, the parties settled all of the claims in the lawsuit and the lawsuit was dismissed with prejudice and with each side to bear its own costs. In connection with the settlement, the Company accrued a loss of $12.5 million at December 31, 2007. The Company had an accrued liability of $0 and $7.3 million at December 31, 2009 and 2008, respectively, relating to the settlement. Under the settlement, the Company has been released from all potential claims of any kind up to the date of the settlement.

Legal Proceedings

Evergreen Claim

              Evergreen Helicopters, Inc. (Evergreen) has filed a complaint against the Company in the U.S. District Court for the District of Oregon alleging claims under the Sherman Antitrust Act and the Clayton Act, and for breach of contract. The complaint alleges that the plaintiff is the owner of one S-64E Skycrane helicopter acquired in 1973 and two CH-54A Skycrane helicopters acquired respectively in 2004 and 2006, and that plaintiff is a third-party beneficiary under a 1992 contract between the Company and Sikorsky Aircraft Corporation that obligated the Company to support Skycranes. Evergreen alleges that the Company breached its obligations to third party beneficiaries by not supplying parts for its S-64E in a timely manner, particularly in the four-year period prior to the filing of the complaint, and by not supplying parts for CH-54As. Evergreen also alleges that the Company has monopoly power in an alleged heavy-lift helicopter service and parts markets, or that the Company is attempting to obtain such monopoly power, and that Evergreen's business has been injured by the Company's actions. The complaint seeks damages in an unspecified sum, treble damages under the antitrust laws, and costs, disbursements, and attorneys' fees. At this point in the process, the Company is unable to determine the likelihood of any outcome in this matter, nor is it able to estimate the amount or range of loss or the impact on the Company or its financial condition in the event of an unfavorable outcome.

Rome Accident

              In July, 2005, one of the Company's U.S. employees was killed when an Aircrane being delivered to an Italian customer crashed. The commander of the flight, who is an employee of the Company, is subject to criminal prosecution under Italian law. The preliminary investigation closed in March 2008, and the commander was indicted. The matter is pending in the Tribunale Civile e Penale di Civitaveccia Ufficio GIP/GUP. The family members of the deceased filed in the criminal court as damaged civil parties for damages in an aggregate amount of €1.2 million ($1.6 million). The Company accepted the plaintiffs' most recent settlement offer of €0.4 million ($533,000) on April 13, 2010 and that acceptance was acknowledged by the plaintiffs on April 19, 2010. The Company is in the process of negotiating the related release and settlement agreement. Of the €0.4 million ($533,000) settlement amount, the Company's insurer has agreed to pay €0.2 million ($266,500). The Company has reserved for the remaining €0.2 million ($266,500) at December 31, 2009.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Commitments and Contingencies (Continued)

Tomato Crop Claim

              This action arose out of alleged damage to a tomato crop and farm facilities when an Aircrane engaged in firefighting in Italy drew water from a farmer's reservoir. The action is in an early stage and the Company's insurers are defending under reservation of rights. At this point in the process, the Company is unable to determine the likelihood of any outcome in this matter, nor is it able to estimate the amount or range of loss or the impact on the Company or its financial condition in the event of an unfavorable outcome.

USFS Claim

              In early June 2008, the Company was awarded four contracts with the United States Forest Service (USFS). In late June 2008 the USFS issued a stop work order on three of the four contracts. In October 2008 the Company filed a request for equitable adjustment on the stop work order with the USFS Contracting Officer. After being denied on the request for equitable adjustment, in July 2009 the Company filed a claim with the Civilian Board of Contract Appeals for approximately $3.0 million, which represented management's estimate of additional costs incurred by the Company under these contracts, that the Company was not able to mitigate, as a result of the stop work order. The Company believes that these additional costs are compensable under Forest Service rules. An independent expert has determined the amount of these additional costs at $2.8 million. The Company and the USFS have each filed motions for summary judgment with the Civilian Board of Contract Appeals. The Company is awaiting a decision on the motions for summary judgment. The Company recorded approximately $3.0 million as a receivable in 2008, and reduced this amount to approximately $2.8 million in 2009 to reflect the revised estimate of additional costs. Management is reasonably assured the amount will be collected.

Other legal proceedings

              In the ordinary course of business, we are party to various legal proceedings. We review these actions on an ongoing basis to determine whether it is probable that a loss has occurred and use that information when making accrual and disclosure decisions. We have not established reserves or possible ranges of losses related to these proceedings because, at this time in the proceedings, the matters do not relate to a probable loss and / or the amounts are not reasonably estimable.

Guarantees

              The Company has a direct customer/agent relationship with Intelligent Communication Systems and Services (ICSS) in Greece, whereby the Company provides aerial operation services on behalf of ICSS under a multiyear contract between ICSS and the Hellenic Fire Brigade. In 2008, due to delays experienced by ICSS in receiving payments under the contract, ICSS entered into a factoring agreement with two separate banks to provide for open bank lines of credit of €5.0 million each in order to make payments to the Company. The agreement provided ICSS the ability to pledge its receivables with the Hellenic Fire Brigade and receive an advance on these receivables, however with recourse in the event that the Hellenic Fire Brigade should default. Concurrent with the factoring agreement, the Company entered into a separate agreement with ICSS to fund all fees and applicable interest costs under the factoring agreement and, in the unlikely event that the Hellenic Fire Brigade defaulted on its balances due to ICSS, to reimburse ICSS for any amounts factored that may be demanded by the banks. As of

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Commitments and Contingencies (Continued)

December 31, 2008, the Company had received €5.0 million from ICSS under the factoring agreement. During 2009, this amount, along with an additional €5.0 million of receivables owed to ICSS by the Hellenic Fire Brigade, was sold without recourse. The agreement between ICSS and the Company to fund all fees and applicable interest costs under the factoring agreement between ICSS and the banks expired in 2009 and the Company has no further guarantee or other obligations under this agreement.

Operating Leases

              The Company owns substantially all of its property, periodically leases certain premises on a short term basis, and leases a minor amount of its facilities and certain other property under noncancelable operating lease agreements that expire on various dates through May 2032. Certain leases have renewal options. Operating lease expense was $0.7 million and $0.5 million, $0.1 million and $0.4 million for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007, respectively. Minimum future lease payments under noncancelable operating leases at December 31, 2009 are as follows (in thousands):

Year ending December 31:
2010	$595
2011	340
2012	200
2013	162
2014	104
Thereafter	492

$1,893

Related Party Transactions

Management Services Agreement

              On September 27, 2007, the Company entered into a Management Services Agreement with Stonehouse Erickson Management Co. LLC, which is an affiliate of one of the buyers of the Company. The Company shall pay to Stonehouse Erickson Management Co. LLC an annual fee (the Management Fee) of (i) $0.5 million for five years after the date of the Agreement, payable in advance in quarterly installments of $0.1 million, and (ii) $0.3 million after five years after the date of the Agreement, payable in advance in quarterly installments of $62,500. Management fees paid to Stonehouse Erickson Management Co. LLC were $0.1 million, $0.5 million, $0.1 million, and $0 for the years ended December 31, 2009 and 2008, the period from September 27, 2007 through December 31, 2007, and the period from January 1, 2007 through September 26, 2007, respectively.

              On January 8, 2010 upon payment of $0.5 million the Company terminated the management services agreement with Stonehouse Erickson Management Co. LLC.

Second Lien Debt

              The Company is party to a Second Lien Credit Agreement with ZM Private Equity Fund II, L.P, as Administrative Agent, pursuant to which the Company borrowed $20.0 million due on April 1,

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Commitments and Contingencies (Continued)

2013. Current lenders of the loan facility include ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC, which is an affiliate of the Company through common ownership.

Note 14. Derivative Instruments and Hedging Activities

              The Company has entered into a number of foreign currency forward contracts. The purpose of these transactions was to reduce the impact of future currency fluctuations related to anticipated cash receipts from expected future revenue that is denominated in a currency other than U.S. dollars. The change in the valuation of the foreign currency forwards portfolio was recorded within other income (expense) in the statement of operations.

              A summary of open foreign currency forward contracts at December 31, 2009 and 2008 are as follows (all contracts are obligations for the Company to deliver foreign currency—i.e., short positions) (in thousands):

Purpose/Maturity	Foreign Quantity	Contract Value	Market Value	Asset (Liability)
2009:
Italy—Aerial Operations maturing through December 2010	€7,905	$11,091	$11,313	$(222)
Greece—Aerial Operations maturing through Sepember 2011	€11,491	16,047	16,461	(414)
Australia—Aerial Operations maturing through June 2010	AUD 7,728	6,053	6,842	(789)

		$33,191	$34,616	$(1,425)

Purpose/Maturity	Foreign Quantity	Contract Value	Market Value	Asset (Liability)
2008:
Italy—2008 Aerial Operations maturing through June 2010	€6,465	$9,794	$8,986	$808
Greece—Aerial Operations maturing through Sepember 2011	€7,404	9,995	10,276	(281)
Euro Restricted Cash—maturing through December 2009	€2,734	3,510	3,789	(279)

		$23,299	$23,051	$248

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15. Warranty Reserve

              A summary of the warranty reserves related to sales of Aircranes consisted of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from September 27, 2007 through December 31, 2007	Period from January 1, 2007 through September 26, 2007
Balance at beginning of period	$1,561	$3,799	$3,022	$2,040
Increases to reserves	1,500	—	1,250	1,750
Payments made	(1,356)	(2,238)	(473)	(768)

Balance at end of period	$1,705	$1,561	$3,799	$3,022

Note 16. Involuntary Conversions

              On June 1, 2008, Aircrane N163AC incurred substantial damage while operating near Torino, Italy. Both European Air-Crane pilots were able to exit the aircraft without serious injury. Insurance claim adjusters subsequently determined the incident was a constructive total loss. During July 2008, the Company received insurance proceeds of $8.4 million following the incident and the Company recorded a gain of $4.3 million which is included in gain on involuntary conversions in the accompanying statement of operations.

              During 2007, the Company incurred separate incidents which resulted in the total or partial loss of assets. Following protracted loss assessment periods, the Company filed insurance claims with its insurers which were settled in October 2007 and resulted in an involuntary conversion gain of $0.3 million.

              On April 26, 2007, Aircrane N198AC crash landed during firefighting operations near LaSpezia, Italy. Both EuAC pilots were able to exit the aircraft on their own without injury. A post-crash fire destroyed a significant portion of the aircraft. The aircraft was owned by EAC and was leased and operated by EuAC. Accordingly, representatives from EuAC coordinated directly with the Italian authorities and assisted with the investigation. The Company recovered net proceeds of approximately $9.9 million and recorded an involuntary conversion gain of $2.7 million.

Note 17. Subsequent Events

              On January 8, 2010, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P., purchased the entire equity interests, consisting of 1,785.594 shares of Preferred Stock and 240.814 shares of Class A Common Stock, of Stonehouse in Erickson Air-Crane for a total consideration of $3.0 million. As a result of this transaction, ZM EAC LLC, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. own 100% of the preferred and common stock of Erickson Air-Crane.

              On January 8, 2010, Stonehouse Erickson Investment Co. LLC also sold its interest in the Second Lien Debt for a total consideration of $1.0 million. The purchaser was 10th Lane Finance Co., LLC, who is an existing lender under the Second Lien Credit Agreement and an affiliate of the Company through common ownership.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17. Subsequent Events (Continued)

              On January 8, 2010, upon payment of $0.5 million the Company terminated the management services agreement with Stonehouse Erickson Management Co. LLC.

              Concurrent with these transactions the Stonehouse representative on the Company's board of directors resigned.

              In May 2010, the board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission, to permit us to proceed with an initial public offering of our common stock. Upon the consummation of the initial public offering contemplated, all of the outstanding shares of Series A Preferred Stock and existing Class A Common Stock will automatically convert into a single class of new common stock.

              Subsequent events have been evaluated through May 11, 2010, the report date of the Consolidated Financial Statements.

              Until            ,             all dealers that buy, sell, or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        Shares

Erickson Air-Crane Incorporated

Common Stock

PROSPECTUS

BofA Merrill Lynch

Stifel Nicolaus

Gleacher & Company

                        , 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by Erickson Air-Crane Incorporated.

Item	Amount
SEC registration fee		$5,348
FINRA filing fee		8,000
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue Sky fees and expenses		*
Directors and officers insurance		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

              Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 7 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

              In the last three years, we made sales of the unregistered securities set forth below. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

              On September 27, 2007, we issued 34,999.5 shares of Series A Redeemable Preferred Stock, and 1,000 shares of Class A Common Stock, which shares will be converted into 7,405,436 shares in the recapitalization to affiliates of ZM Equity Partners, LLC.

Item 16.    Exhibits and Financial Statements

(a)
Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Purchase Agreement.
3.1		Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.2		Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
4.1		Amended and Restated Registration Rights Agreement, by and between Erickson Air-Crane Incorporated and other parties, dated April 22, 2010.
5.1	*	Form of Opinion of Stoel Rives LLP.
10.1		Form of Indemnification Agreement made by and between Erickson Air-Crane Incorporated and each of its directors and officers and some employees.
10.2	*	Erickson Air-Crane Incorporated 2010 Stock Incentive Plan.
10.3	*	Form of Incentive Stock Option Agreement.
10.4	*	Form of Non-Statutory Stock Option Agreement.
10.5	*	Form of Restricted Stock Agreement.
10.6	*	Form of Restricted Stock Unit Agreement.
10.7		Amended and Restated Executive Employment Agreement between Udo Rieder and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.8		Amended and Restated Executive Employment Agreement between Charles E. Ryan and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.9		Executive Employment Agreement between Scott Fitzgerald and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.10		Amended and Restated Executive Employment Agreement between H.E. "Mac" McClaren and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.11		Credit Agreement, between KeyBank National Association and Erickson Air-Crane Incorporated, dated September 27, 2007.
10.12		Master Aircraft Loan and Security Agreement, between Prudential Insurance Company of America and Erickson Air-Crane Incorporated, dated September 27, 2007, as amended.
10.13		Second Lien Credit Agreement between D.B. Zwirn Special Opportunities Fund, L.P. and Erickson Air-Crane Incorporated, dated September 27, 2007, as amended.
10.14		Intercreditor Agreement among KeyBank National Association, D.B. Zwirn Special Opportunities Fund, L.P. and Erickson Air-Crane Incorporated, dated September 27, 2007.

Exhibit No.		Description of Exhibit
10.15*		Contracts: National Call When Needed Heavy (Type I) & Medium (Type II) Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated April 4, 2008, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated March 6, 2009, as amended; and National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest and Erickson Air-Crane Incorporated, date June 6, 2008, as amended.
21.1		List of significant subsidiaries of the registrant.
23.1	*	Consent of Stoel Rives LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP.
24.1		Power of Attorney for Udo Rieder.
24.2		Power of Attorney for Charles Ryan.
24.3		Power of Attorney for Quinn Morgan.
24.4		Power of Attorney for Kenneth Lau.

*
To be filed by amendment.
(b)
Financial Statement Schedules

              Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, an officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

              (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 11th day of May, 2010.

ERICKSON AIR-CRANE INCORPORATED
By:	/s/ UDO RIEDER
Udo Rieder Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ UDO RIEDER Udo Rieder	Chief Executive Officer and Director (principal executive officer)	May 11, 2010
/s/ CHARLES RYAN Charles Ryan	Chief Financial Officer (principal financial and accounting officer)	May 11, 2010
/s/ QUINN MORGAN Quinn Morgan	Director, Chairman of the Board	May 11, 2010
/s/ KENNETH LAU Kenneth Lau	Director	May 11, 2010

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Purchase Agreement.
3.1		Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.2		Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
4.1		Amended and Restated Registration Rights Agreement, by and between Erickson Air-Crane Incorporated and other parties, dated April 22, 2010.
5.1	*	Form of Opinion of Stoel Rives LLP.
10.1		Form of Indemnification Agreement made by and between Erickson Air-Crane Incorporated and each of its directors and officers and some employees.
10.2	*	Erickson Air-Crane Incorporated 2010 Stock Incentive Plan.
10.3	*	Form of Incentive Stock Option Agreement.
10.4	*	Form of Non-Statutory Stock Option Agreement.
10.5	*	Form of Restricted Stock Agreement.
10.6	*	Form of Restricted Stock Unit Agreement.
10.7		Amended and Restated Executive Employment Agreement between Udo Rieder and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.8		Amended and Restated Executive Employment Agreement between Charles E. Ryan and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.9		Executive Employment Agreement between Scott Fitzgerald and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.10		Amended and Restated Executive Employment Agreement between H.E. "Mac" McClaren and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.11		Credit Agreement, between KeyBank National Association and Erickson Air-Crane Incorporated, dated September 27, 2007.
10.12		Master Aircraft Loan and Security Agreement, between Prudential Insurance Company of America and Erickson Air-Crane Incorporated, dated September 27, 2007, as amended.
10.13		Second Lien Credit Agreement between D.B. Zwirn Special Opportunities Fund, L.P. and Erickson Air-Crane Incorporated, dated September 27, 2007, as amended.
10.14		Intercreditor Agreement among KeyBank National Association, D.B. Zwirn Special Opportunities Fund, L.P. and Erickson Air-Crane Incorporated, dated September 27, 2007.
10.15*		Contracts: National Call When Needed Heavy (Type I) & Medium (Type II) Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated April 4, 2008, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated March 6, 2009, as amended; and National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest and Erickson Air-Crane Incorporated, date June 6, 2008, as amended.
21.1		List of significant subsidiaries of the registrant.
23.1	*	Consent of Stoel Rives LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP.

Exhibit No.	Description of Exhibit
24.1	Power of Attorney for Udo Rieder.
24.2	Power of Attorney for Charles Ryan.
24.3	Power of Attorney for Quinn Morgan.
24.4	Power of Attorney for Kenneth Lau.

*
To be filed by amendment.